SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 3, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Consolidated Financial Statements at December 31, 2004, Restated in Accordance with IFRS

CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2004,

RESTATED IN ACCORDANCE WITH IFRS

Avertissement

Cette traduction anglaise des états financiers consolidés rédigés en langue française a été préparée seulement pour le confort des lecteurs anglophones.

Disclaimer

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers.

Preliminary IFRS consolidated income statement	4

Preliminary IFRS consolidated balance sheet	5

Preliminary IFRS consolidated statement of changes in equity	6

Preliminary IFRS consolidated statement of cash flows	7

TRANSITION TO IFRS

PRELIMINARY CONSOLIDATED INCOME STATEMENT

(Amounts in millions of euros, except for share data)

Year ended December 31, 2004
Net revenues	46,158
External purchases	(17,870)
Other operating income and expense	(1,515)
Wages and employee benefit expenses	(8,850)

Gross operating margin	17,923

- Employee profit-sharing	(280)
- Share-based compensation	(399)
Depreciation and amortization	(7,990)
Impairment of goodwill	(534)
Impairment of non-current assets	(179)
Gains (losses) on disposal of assets	922
Restructuring costs	(181)
Share of profits (losses) of associates	30

Operating income	9,312

Interest expense	(3,621)
Foreign exchange gains (losses)	144
Discounting	(148)

Finance costs, net	(3,625)

Income tax	(2,477)

Net income	3,210

Attributable to:
- Equity holders of France Telecom SA	3,017
- Minority interests	193

Earnings per share (in euros)
Attributable to equity holders of France Telecom SA
- Basic	1.23
- Diluted	1.22

TRANSITION TO IFRS

PRELIMINARY CONSOLIDATED BALANCE SHEET

(Amounts in millions of euros)

	At January 1, 2004	At December 31, 2004
ASSETS
Goodwill	26,537	27,589
Intangible assets	15,865	14,851
Property, plant and equipment	28,972	27,283
Interests in associates and investments held for sale	607	370
Assets available for sale	727	615
Other financial and non-current assets	4,829	4,285
Deferred tax assets	11,151	9,469

Total non-current assets	88,688	84,462

Inventories	658	644
Trade receivables	6,960	6,589
Other receivables	2,043	2,695
Current tax assets	65	88
Prepaid expenses and other current assets	768	750
Other financial and current assets	2,189	312
Cash and cash equivalents	3,370	3,153

Total current assets	16,053	14,231

TOTAL ASSETS	104,741	98,693

EQUITY AND LIABILITIES
Share capital	9,609	9,869
Additional paid-in capital	15,333	12,675
Retained earnings (deficit)	(15,303)	(11,673)
Net income for the period	0	3,017
Foreign currency translation adjustment		563

Equity attributable to equity holders of France Telecom SA	9,639	14,451

Minority interest	4,356	3,232

Total equity	13,995	17,683

Exchangeable or convertible bonds	39,360	34,222
Financial long-term debt	9,643	8,571
Provision for employee benefit costs	650	628
Other provisions	3,541	3,249
Other non-current liabilities	1,506	1,374
Deferred tax liabilities	1,997	1,978

Total non-current liabilities	56,697	50,022

Current portion of long-term debt	9,116	7,443
Bank overdrafts and other short-term borrowings	5,268	4,037
Accrued interest payable	1,314	1,172
Provisions	2,973	1,943
Trade payables	7,344	7,757
Employee liabilities	1,567	1,982
Other payables	1,378	1,869
Other current liabilities	1,396	784
Current tax payable	398	431
Deferred income	3,295	3,570

Total current liabilities	34,049	30,988

TOTAL EQUITY AND LIABILITIES	104,741	98,693

TRANSITION TO IFRS - PRELIMINARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in millions of euros)

		Attributable to equity holders of France Telecom SA								Minority interests	Total equity
	Number of shares in issue	Share capital	Additional paid-in capital	Income (expense) recognized directly in equity			Retained earnings (deficit)	Foreign currency translation adjust- ments	Total
				Assets available for sale	Hedging instruments	Deferred taxes
Balance at January 1, 2004	2,402,316,828	9,609	15,333	150	(148)	6	(15,311)		9,639	4,356	13,995

Unrealized foreign exchange gain or loss								548	548	254	802
Gains (losses) on cash flow hedges taken to equity					(13)				(13)	8	(5)
Gain or loss on financial assets available for sale				(26)					(26)	(2)	(28)
Tax on items taken directly to equity						15			15	(1)	14
Total income and expense recognized in equity				(26)	(13)	15		548	524	259	783
Net income for 2004							3,017		3,107	193	3,210

Total recognized income and expense for the period				(26)	(13)	15	3,017	548	3,541	452	3,993

Appropriation of France Telecom SA profit			(3,116)				3,116		0		0
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of France Telecom SA)	64,796,795	259	1,085						1,344	(1,220)	124
Commitments to purchase minority interests							308		308	197	505
Dividends			(617)						(617)	(107)	(724)
Equite share options issued							40		40	19	59
Other movements	219,803	1	(10)				190	15	196	(465)	(269)

Balance at December 31, 2004	2,467,333,426	9,869	12,675	124	(161)	21	(8,640)	563	14,451	3,232	17,683

TRANSITION TO IFRS - PRELIMINARY IFRS CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2004
OPERATING ACTIVITIES
Net income attributable to equity holders of France Telecom SA	3,017
Adjustments to reconcile net income to funds generated from operations
Depreciation, amortization and impairment in value (property, plant and equipment, intangible assets and goodwill)	8,519
Provision for impairment of Equant property, plant and equipment and intangible assets	184
Net loss/(gain) on sales of assets	(922)
Change in other provisions	(1,296)
Share of profits (losses) of associates	(30)
Income tax	2,477
Interest income and expense	3,730
Minority interest	193
Foreign exchange gains and losses, net	(575)
Derivatives	329
Expenses relating to share-based compensation	342
Change in working capital (trade)
Decrease/(increase) in inventories (net)	15
Decrease/(increase) in trade accounts receivable	544
Increase/(decrease) in trade accounts payable	237
Change in working capital (non-trade)
Decrease/(increase) in other receivables	(579)
Increase/(decrease) in accrued expenses and other payables	352
Dividends and interest income received	184
Interest paid and impact of interest derivatives, net	(3,262)
Income tax paid	(762)

Net cash provided by operating activities	12,697

INVESTING ACTIVITIES
Purchases of property, plant and equipment and intangible assets, net of changes in amounts due to fixed asset suppliers (1)	(5,208)
Proceeds from sales of property, plant and equipment and intangible assets	199
Purchase of Wanadoo shares (cash portion of exchange offer and tender offer followed by compulsory purchase procedure)	(2,373)
Payment of Equant CVRs	(2,015)
Purchase of Orange shares (pursuant to tender offer followed by compulsory purchase procedure)	(469)
Cash paid for investment securities and acquired businesses, net of cash acquired	(66)
Investments in associates	(14)
Proceeds on the sale of PagesJaunes shares	1,443
Proceeds on the sale of Orange Denmark shares	610
Proceeds on the sale of STM shares	472
Proceeds from sales of other investment securities and businesses, net of cash transferred	190
Decrease/(increase) in marketable securities and other long-term assets	1,640

Net cash used in investing activities	(5,591)

FINANCING ACTIVITIES
Issuance of bonds convertible, exchangeable or redeemable into shares	3,922
Issuance of long-term debt	4,061
Redemption of bonds convertible, exchangeable or redeemable into shares	(8,384)
Repayment of long-term debt	(4,692)
Repayment of TeleInvest debt	(1,902)
Increase/(decrease) in bank overdrafts and other short-term borrowings	388
Repayment of equity portion of hybrid debt	(31)
Purchases of treasury shares	—
Capital increase	—
Minority shareholders’ contributions	107
Dividends paid to minority shareholders	(105)
Dividends paid by the parent company	(710)

Net cash used in financing activities	(7,346)

Net change in cash and cash equivalents	(240)
Effect of changes in exchange rates on cash and cash equivalents	23
Cash and cash equivalents at beginning of year	3 370

Cash and cash equivalents at end of year	3,153

Supplementary disclosures

(1) Increase/(decrease) in amounts due to fixed asset suppliers	(67)

NOTE 1 - BACKGROUND

1.1	Preparation of 2004 consolidated financial information on the conversion to IFRS

In accordance with European regulation 1606/2002 dated July 19, 2002, the 2005 consolidated financial statements will be prepared in accordance with International Financial Reporting Standards (IFRSs) and International Accounting Standards (IASs).

The first published IFRS financial statements will concern the 2005 fiscal year and will include comparative figures for 2004 prepared using the same basis of preparation.

In preparation for the publication of the 2005 IFRS financial statements with comparative information for 2004, and as recommended by the French securities regulator (AMF) concerning financial communications during the transition period, preliminary information has been prepared on the main effects of the transition to IFRS on:

•	The opening IFRS balance sheet at the transition date (January 1, 2004), in which the final IFRS transition adjustments determined at the time of publication of the 2005 consolidated financial statements will be recorded in equity.

•	Equity at December 31, 2004 and profit or loss for the year then ended.

The estimated impact of the transition to IFRS on the 2004 financial statements has been determined by applying to 2004 data the IASs/IFRSs and related interpretations that the Group expects to apply for the preparation of the IFRS financial statements at December 31, 2005. As explained in Note 2, the preliminary comparative 2004 financial information has been prepared on the basis of:

•	IASs/IFRSs and related interpretations whose application will be compulsory at December 31, 2005, based on current information.

•	IASs/IFRSs and related interpretations whose application will be compulsory after December 31, 2005 and for which the Group has opted for earlier application.

•	The outcome expected at this point in time of the technical issues and exposure drafts currently being examined by the IASB and IFRIC, which may be applicable to the 2005 IFRS consolidated financial statements.

•	The options and exemptions that the Group expects to apply for the preparation of the 2005 IFRS financial statements.

Due to the above, the preliminary closing balance sheet at December 31, 2004 may not correspond exactly to the opening balance sheet that will be used to prepare the 2005 IFRS consolidated financial statements.

The opening and closing balance sheets for 2004 were prepared based on the description of post balance sheet events provided in the 2004 French GAAP financial statements, as approved by France Telecom’s Board of Directors on February 9, 2005.

This information was presented to the Board of Directors on September 29, 2005.

1.2	Organization of the conversion project

The Group launched the IFRS conversion project in July 2003. The various phases of the project consisted of identifying and dealing with the main differences in accounting methods at December 31, 2004, and preparing the preliminary opening IFRS balance sheet at January 1, 2004 as well as the adjustments to the 2004 monthly financial flows. The project forms part of a broader program to enhance management reporting, deploy a new consolidation tool and a new chart of accounts throughout the Group. To ensure that accounting policies are defined and implemented consistently throughout the Group, the IFRS conversion project is being led by a corporate team that is responsible for managing the project plans at both Group and sub-group levels.

The main committees responsible for ensuring the success of the project and tracking progress are as follows:

•	A Program Steering Committee comprised of the main players in the Group and the sub-groups.

•	A Technical Committee responsible for validating IFRS technical issues and options up front, comprised of the main players in the Group and the sub-groups and the external auditors.

•	A Program Strategy Committee responsible for the IFRS conversion project, the new consolidation system and the new management reporting system, comprised of the Executive Directors and Finance Management.

•	The Audit Committee, which is responsible for examining all accounting options selected by the Group.

NOTE 2 - EFFECTS OF THE FIRST-TIME ADOPTION OF IFRS

This note describes the principles applied to prepare the preliminary opening IFRS balance sheet at January 1, 2004 and the differences compared to the French generally accepted accounting principles (French GAAP) previously applied, as well as the effects of these differences on the preliminary 2004 opening and closing balance sheets and on 2004 profit or loss.

Preliminary financial information for 2004 on the transition to IFRS has been prepared in accordance with IFRS 1 – First-time Adoption of IFRS, and the IFRSs/IASs applicable at December 31, 2005, as published by the IASB as of December 31, 2004. In particular, it has been prepared in accordance with:

•	IAS 39 – Financial Instruments: Recognition and Measurement, and IAS 32 – Financial Instruments: Disclosure and Presentation. The Group has elected to apply these two standards effective from January 1, 2004 in order to improve the comparability of the 2004 and 2005 IFRS financial statements. The Group is not concerned by the provisions of IAS 39 that have not been endorsed by the European Commission.

•	IFRS 5 – Non-Current Assets Held For Sale And Discontinued Operations.

The Group has also opted for early adoption of IFRIC 4 – Determining Whether An Arrangement Contains A Lease. Adoption of this interpretation is compulsory for annual periods beginning on or after January 1, 2006 but early application is permitted. Although it has not yet been endorsed by the European Commission, the European Financial Reporting Advisory Group (EFRAG) has recommended that it be endorsed.

At this stage, the Group has elected not to adopt in advance the amendment to IAS 19 – Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures. The Group is not concerned by interpretations IFRIC 2 – Members’ Shares in Co-operative Entities and Similar Instruments, and IFRIC 3 – Emission Rights.

2.1	Accounting options selected and positions taken by France Telecom

2.1.1 Accounting options selected by France Telecom for the preparation of the preliminary opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1 – First-time Adoption of IFRS sets out the rules to be followed by first-time adopters of IFRS. The Group has opted to apply the following options and exemptions provided for in IFRS 1:

Business combinations

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate past business combinations that occurred before January 1, 2004.

IFRS 1 does not deal explicitly with acquisitions of minority interests and none of the other IFRSs specifically address this issue. Consequently, the Group has decided to continue to apply the French GAAP accounting treatment (see below).

Cumulative translation differences

Cumulative translation differences for all foreign operations have been transferred to retained earnings at January 1, 2004. This adjustment has no impact on opening equity at that date. In the opening IFRS balance sheet at January 1, 2004, the cumulative translation adjustment is therefore equal to zero. The gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS but will include later translation differences.

Cumulative actuarial gains and losses on pensions and other post-employment benefit plans

Cumulative unrecognized actuarial gains and losses on pensions and other post-employment benefit plans at January 1, 2004 have been recognized in equity in the opening balance sheet, in accordance with the option proposed by IFRS 1. This treatment was also applied in the 2004 French GAAP consolidated financial statements.

Measurement of certain items of property, plant and equipment and intangible assets at fair value

In the opening IFRS balance sheet at January 1, 2004, the Group has opted to measure property, plant and equipment and intangible assets at historical cost, in accordance with IAS 16 and IAS 38, except for:

•	Certain properties held by TP Group, which have been measured at fair value.

•	Certain items of property, plant and equipment held by France Telecom SA, which were measured at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996. These fair values, determined at December 31, 1996, were used as the assets’ deemed cost at that date.

Stock options and other share-based payments

The Group has opted to apply IFRS 2 – Share-based Payment retrospectively to equity-settled and cash-settled plans. Consequently, IFRS 2 has been applied to all share-based plans, including those implemented prior to November 7, 2002.

2.1.2 Positions taken by France Telecom on issues that are still being analyzed by the IFRIC

In the absence of standards or interpretations applicable to the transactions described below, Group management has used its judgment to define and apply the most appropriate accounting methods. For important issues, the Group referred the matter to the international accounting standard-setters. The Group’s judgment-based interpretations are as follows:

Acquisitions of minority interests

The Group has applied the French GAAP accounting treatment of acquisitions of minority interests, which consists of recognizing in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value adjustments to the assets and liabilities acquired. These transactions are not addressed in any IASs or IFRSs and the Group has therefore referred the issue to the IFRIC for consideration, in order to clarify the relevant accounting treatment.

Depending on the IFRIC’s reply, the accounting treatment described above may be changed. Goodwill recognized on acquisitions of minority interests in 2003 and 2004 amounted to €3,039 million for Orange and €1,276 million for Wanadoo.

Commitments to purchase minority interests (put options)

As explained in Note 3.18, commitments to purchase minority interests and put options granted to minority shareholders are currently recognized as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SA.

Since this accounting treatment does not reflect the economic substance of the transactions and due to possible differing interpretations of the texts regarding the commitments concerned, particularly those arising from put options, the Group submitted the issue to the International Financial Reporting Interpretations Committee (IFRIC) for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related texts. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

Put options granted to minority shareholders amounted to €983 million at January 1, 2004 and €547 million at December 31, 2004. The overall effect on equity attributable to equity holders of France Telecom SA arising from the recognition of these commitments as a debt is €661 million at January 1, 2004 and €422 million at December 31, 2004.

Loyalty programs

IFRSs do not specifically address the accounting treatment of loyalty programs and the Group has therefore applied the French GAAP accounting treatment, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004. Two types of loyalty program exist within the Group, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the vesting period of the related customer rights based on the fair value of these obligations.

The French standard setter (CNC) is currently examining the accounting treatment of these programs under IFRS, under the aegis of the IFRIC.

The liability recognized for these programs amounts to €297 million at January 1, 2004 and €383 million at December 31, 2004.

Discount on shares granted to employees

As explained in Note 3.21 – Share-based compensation, the Group considers that the grant date for the French State share offer to employees corresponds to the date on which the main terms of the offer are announced. This treatment complies with the recommended method set out in the CNC press release dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise – PEE), which interprets the announcement date as being the grant date defined in IFRS 2 – Share-based Payment.

According to generally accepted practice under US GAAP (SFAS 123) which is similar to the treatment of share-based payments under IFRS 2, the fair value is measured at the end of the subscription period.

If the fair value of share grants made in connection with employee rights issues was valued at the end of the subscription period, the expense recognized in 2004 would be increased by €177 million, without any tax effect.

2.2	Effects on 2004 equity and net income

Reconciliation of French GAAP to IFRS: Statement of Changes in Equity

	Opening equity			Closing equity			2004 net income			Note
(in millions of euros)	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total	Attributable to equity holders of France Telecom SA	Minority interests	Total
French GAAP (2003 published financial statements)	12,026	5,966	17,992
Consolidation of Tele Invest & Tele Invest II and special purpose vehicles (securitization programs)	(62)	(519)	(581)							2.6.1
Employee benefits (Group including France Telecom SA)	(502)	0	(502)							2.6.2
Deferred taxes on employee benefits	177	0	177							2.6.2
Impact of loyalty programs	(297)	0	(297)							2.6.3
Deferred taxes on impact of loyalty programs	102	0	102							2.6.3

French GAAP at December 31, 2003, adjusted for the effects of changes of method adopted in 2004	11,444	5,447	16,891	15,681	4,052	19,733	2,784	218	3,002

Proportional consolidation of affiliates in Senegal		(224)	(224)		(262)	(262)		(73)	(73)	2.6.20
Subscriber base amortization	(1,952)	(517)	(2,469)	(2,472)	(628)	(3,100)	(476)	(106)	(582)	2.6.7
Impairment of goodwill	0	0	0	1,725	18	1,743	1,755	18	1,773	2.6.9
Adjustment of hybrid instruments: TDIRA (excluding effect of amortized cost method)	1,267	0	1,267	1,236	0	1,236	0	0	0	2.6.6
Adjustment of hybrid instruments: OCEANE	0	0	0	97	0	97	0	0	0	2.6.6
Equant impairment losses (property, plant and equipment and intangible assets)	0	0	0	163	136	299	163	136	299	2.6.17
Revenue recognition	(1,002)	(50)	(1,052)	(1,056)	(49)	(1,105)	(49)	8	(41)	2.6.8
Minority shareholder put options	(661)	(322)	(983)	(422)	(125)	(547)	(69)	0	(69)	2.6.4
France Telecom SA tax loss carryback credits, 2000 and 2001	275	0	275	198	0	198	(77)	0	(77)	2.6.5
Equity compensation	0	0	0	(282)	(2)	(284)	(321)	(21)	(342)	2.6.16
Remeasurement of financial assets at fair value	173	3	176	83	0	83	(81)	(2)	(83)	2.6.13
Financial instruments	(14)	25	11	(16)	50	34	(2)	13	11	2.6.14
Amortized cost adjustment to debt (debt issuance costs and issue premiums)	(98)	(2)	(100)	(182)	0	(182)	(85)	2	(83)	2.6.15
Cancellation of capitalized interest	(100)	(49)	(149)	(97)	(56)	(153)	7	(5)	2	2.6.12
Revaluation at fair value of TP Group property, plant and equipment	139	154	293	133	148	281	(24)	(27)	(51)	2.6.12
Capitalization of development costs	122	6	128	142	0	142	25	0	25	2.6.11
Other adjustments	(40)	(13)	(53)	20	9	29	(12)	4	(8)
Deferred tax liability on tax loss carryback credits	(98)	0	(98)	(70)	0	(70)	28		28	2.6.10
Deferred tax liability on revaluation at fair value of TP Group property, plant and equipment	(27)	(29)	(56)	(25)	(20)	(45)	8	8	16	2.6.12
Deferred tax liability on trade marks	(1,248)	(65)	(1,313)	(1,236)	(49)	(1,285)	8	7	15	2.6.10
Cancellation of discounting adjustment to deferred tax assets	1,759	0	1,759	998	0	998	(776)	0	(776)	2.6.10
Deferred tax liability on TDIRA and OCEANE (excluding effect of amortized cost method)	(450)	0	(450)	(457)	0	(457)	15	0	15	2.6.10
Deferred taxes on revenue recognition	341	5	346	355	5	360	14	(2)	12	2.6.10
Deferred taxes on subscriber base	(174)	(32)	(206)	(49)	(5)	(54)	130	26	156	2.6.10
Other deferred tax adjustments	(17)	19	2	(16)	10	(6)	52	(11)	41	2.6.10

IFRS	9,639	4,356	13,995	14,451	3,232	17,683	3,017	193	3,210

2.3	Effects on 2004 net income

Reconciliation of French GAAP to IFRS: Income statement

(in millions of euros)	Published 2004 French GAAP accounts 2004	IFRS 2004	Differences	o/w effect of proportional consolidation of affiliates in Senegal	o/w other IFRS adjustments
Net revenues	47,157	46,158	(999)	(217)	(782)
External purchases	(18,617)	(17,870)	747	45	702
Other operating income and expense	(1,405)	(1,515)	(110)	7	(117)
Wages & employee benefits expenses	(8,874)	(8,850)	24	24	0

Operating income before depreciation and amortization of actuarial adjustments in the early retirement plan (French GAAP) / Gross Operating Margin (IFRS)	18,261	17,923	(338)	(141)	(197)

Employee profit-sharing		(280)	(280)		(280)
Share based compensation		(399)	(399)		(399)
Depreciation and amortization	(7,437)	(7,990)	(553)	35	(588)
Impairment of goodwill		(534)	(534)		(534)
Impairment of non-current assets		(179)	(179)	(3)	(176)
Gains (losses) on disposal of assets		922	922	3	919
Restructuring costs		(181)	(181)		(181)
Share of profits (losses) of associates		30	30		30

Operating income	10,824	9,312	(1,512)	(106)	(1,406)

Interest expense	(3,397)	(3,621)	(224)	2	(226)
Foreign exchange gains (losses)	180	144	(36)	1	(37)
Discounting	(148)	(148)	0		0

Finance costs, net	(3,365)	(3,625)	(260)	3	(263)

Equity in net income (loss) of affiliates	4	—	(4)
Other non-operating income (expense), net	113	—	(113)
Employee profit-sharing	(269)	—	269
Goodwill amortization	(1,788)	—	1,788
Exceptional goodwill amortization	(519)	—	519
Income tax expense	(1,998)	(2,477)	(479)	30	(509)

Net Income	3,002	3,210	208	(73)	281

Attributable to:
- Equity holders of France Telecom SA	2,784	3,017	233		233
- Minority interests	218	193	(25)	(73)	48

Earnings per share (in euros)
Attributable to equity holders of France Telecom SA
- Basic	1.14	1.23	0.09		0.09
- Diluted	1.12	1.22	0.10		0.10

2.4	Effects on the opening balance sheet at January 1, 2004

Reconciliation of French GAAP to IFRS: Opening Balance Sheet at January 1, 2004 – Assets

French GAAP balance sheet		Changes of method (French GAAP) (*)	Reclass- ifications (**)	IFRS adjustments	IFRS	Note	IFRS balance sheet
Goodwill, net	25,838	699	0	0	26,537		Goodwill
Other intangible assets, net	16,554		1,685	(2,374)	15,865		Other intangible assets
			1,896	(2,469)		2.6.7
			(211)	114		2.6.11
				(19)
Property, plant and equipment, net	30,635		(1,713)	50	28,972		Property, plant and equipment
			(1,896)	293		2.6.12
			183	(149)		2.6.12
				14		2.6.11
				(108)
Investments accounted for under the equity method	205		462	(60)	607		Interests in associates and assets held for sale
Non-consolidated investments, net	1,045		(460)	142	727	2.6.13	Assets available for sale
Other long-term assets, net	3,171	(1,718)		3,376	4,829		Other financial and non-current assets
				1,706		2.6.5
				1,253		2.6.18
				436		2.6.14
				(19)
Deferred income taxes, net (long-term)	7,927	279	1,429	1,516	11,151		Deferred tax assets
				1,759		2.6.10
				346		2.6.10
				(450)		2.6.10
				(98)		2.6.10
				(41)

Total long-term assets	85,375	(740)	1,403	2,650	88,688		Total non- current assets

Inventories, net	516		122	20	658		Inventories
Trade accounts receivable, less provisions	3,819	3,143	0	(2)	6,960		Trade receivables
Deferred income taxes, net	1,429		(1,429)	(0)	0
Prepaid expenses and other current assets	3,470		(3,455)	(15)
			2,131	(88)	2,043		Other receivables
			65		65		Current tax assets
			1,103	(335)	768		Prepaid expenses and other current assets
			1,101	(265)
			2	(70)
Marketable securities	1,874		156	159	2,189		Other financial and current assets
			158	146		2.6.14
			(2)	13
Cash and cash equivalents	3,350	41		(21)	3,370		Cash and cash equivalents

Total current assets	14,458	3,184	(1,307)	(282)	16,053		Total current assets

Total assets	99,833	2,444	96	2,368	104,741		Total assets

(*)	The changes of method under French GAAP are described in note 2.6.1
(**)	The main reclassifications are described in note 2.6.19

Reconciliation of French GAAP to IFRS: Opening Balance Sheet at January 1, 2004 – Equity and Liabilities

French GAAP balance sheet		Changes of method (French GAAP) (*)	Reclass- ifications (**)	IFRS adjustments	IFRS	Note	IFRS balance sheet
Share capital	9,609				9,609		Share capital
Additional paid-in capital	15,333				15,333		Additional paid-in capital
Retained earnings (losses carried forward)	(6,033)	(582)	(6,883)	(1,805)	(15,303)		Retained earnings (deficit)
Foreign currency translation adjustment	(6,883)		6,883		0		Foreign currency translation adjustment

Shareholders’ equity	12,026	(582)	0	(1,805)	9,639		Equity attributable to equity holders of France Telecom SA

Minority interests	5,966	(519)		(1,091)	4,356		Minority interests

Shareholders’ equity including minority interests	17,992	(1,101)	0	(2,896)	13,995		Total equity

Non-refundable funds and equivalents	5,279			(5,279)	0

Bonds	36,356			3,004	39,360		Exchangeable or convertible bonds
				4,031		2.6.6
				(1,152)		2.6.14
				125
Other long- and medium-term debt, less current portion	2,408	2,155	122	4,958	9,643		Financial long-term debt
				1,431		2.6.5
				983		2.6.4
				1,162		2.6.18
				1,352		2.6.14
				30
Other long-term liabilities	5,986	(1,266)	(4,712)	(8)
			565	85	650		Provision for employee benefit costs
			3,614	(73)	3,541		Other provisions
			1,563	(57)	1,506		Other non-current liabilities
			467	1,530	1,997		Deferred tax liabilities
				1,312		2.6.10
				206		2.6.10
				56		2.6.12
				(44)

Total long-term liabilities	44,750	889	1,619	9,439	56,697		Total non-current liabilities

Current portion of long- and medium-term debt	9,057		5	54	9,116		Current portion of long-term debt
			5	86		2.6.18
				(32)		2.6.14
Bank overdrafts and other short-term borrowings	1,570	1,462	2,077	159	5,268		Bank overdrafts and other short-term borrowings
				285		2.6.14
				(126)
	0		1,324	(10)	1,314		Accrued interest payable
			3,000	(27)	2,973		Provisions
Trade accounts payable	7,368			(24)	7,344		Trade payables
	0		1,549	18	1,567		Employee liabilities
Accrued expenses and other payables	9,040	897	(9,900)	(37)	0
Other current liabilities	1,378		(1,361)	(17)
			1,378	0	1,378		Other payables
			1,480	(84)	1,396		Other current liabilities
	0		406	(8)	398		Current tax payable
Deferred income taxes, net	234		(236)	2	0
Deferred income	3,165	297	(1,245)	1,078	3,295		Deferred income
				1,052		2.6.8
				26

Total current liabilities	31,812	2,656	(1,523)	1,104	34,049		Total current liabilities

Total liabilities and shareholders’ equity	99,833	2,444	96	2,368	104,741		Total equity and liabilities

(*)	The changes of method under French GAAP are described in note 2.6.1

(**)	The main reclassifications are described in note 2.6.19

2.5	Effects on the closing balance sheet at December 31, 2004

Reconciliation of French GAAP to IFRS: Closing Balance Sheet at December 31, 2004 – Assets

French GAAP balance sheet		Reclass- ifications (*)	IFRS adjustments	IFRS	Note	IFRS balance sheet
Goodwill, net	25,806	0	1,783	27,589	2.6.9	Goodwill
Other intangible assets, net	15,904	1,736	(2,789)	14,851		Other intangible assets
		1,881	(3,151)		2.6.7
		(145)	201		2.6.17
			141		2.6.11
			20
Property, plant and equipment, net	29,034	(1,757)	6	27,283		Property, plant and equipment
		(1,881)	281		2.6.12
		124	(153)		2.6.15
			98		2.6.17
			1		2.6.11
			(220)		2.6.20
			(1)
Investments accounted for under the equity method	174	216	(20)	370		Interests in associates and assets held for sale
Non-consolidated investments, net	760	(214)	69	615	2.6.13	Assets available for sale
Other long-term assets, net	1,635	0	2,650	4,285		Other financial and non-current assets
			1,706		2.6.5
			760		2.6.18
			184		2.6.14
Deferred income taxes, net (long-term)	7,118	1,431	920	9,469		Deferred tax assets
			998		2.6.10
			360		2.6.10
			(425)		2.6.10
			(70)		2.6.10
			57

Total long-term assets	80,431	1,412	2,619	84,462		Total non-current assets

Inventories, net	579	69	(4)	644		Inventories
Trade accounts receivable, less provisions	6,599		(10)	6,589		Trade receivables
Deferred income taxes, net	1,431	(1,431)	(0)	0
Prepaid expenses and other current assets	3,833	(3,809)	(24)
		2,723	(28)	2,695		Other receivables
		88	0	88		Current tax assets
		953	(203)	750		Prepaid expenses and other current assets
			(209)
			6
Marketable securities	249	44	19	312		Other financial and current assets
			56		2.6.14
			(37)
Cash and cash equivalents	3,203		(50)	3,153		Cash and cash equivalents

Total current assets	15,894	(1,363)	(300)	14,231		Total current assets

Total assets	96,325	49	2,319	98,693		Total assets

(*)	The main reclassifications are described in note 2.6.19

Reconciliation of French GAAP to IFRS: Closing Balance Sheet at December 31, 2004 – Equity and Liabilities

French GAAP balance sheet		Reclass- ifications*	IFRS adjustments	IFRS	Note	IFRS balance sheet
Share capital	9,869		0	9,869		Share capital
Additional paid-in capital	12,675			12,675		Additional paid-in capital
Retained earnings (losses carried forward)	(3,137)		(8,536)	(11,673)		Retained earnings (deficit)
Net income for the year	2,784		233	3,017		Net Income (loss) for the year
Foreign currency translation adjustment	(6,510)		7,073	563		Foreign currency translation adjustment

Shareholders’ equity	15,681	0	(1,230)	14,451		Equity attributable to equity holders of France Telecom SA

Minority interests	4,052		(820)	3,232		Minority interests

Shareholders’ equity including minority interests	19,733	0	(2,050)	17,683		Total equity

Non-refundable funds and equivalents	5,149	(0)	(5,149)	0

Bonds	32,092		2,130	34,222		Exchangeable or convertible bonds
			3,994		2.6.6
			(97)		2.6.6
			(1,773)		2.6.14
			6
Other long- and medium-term debt less current portion	3,934	116	4,521	8,571		Financial long-term debt
			1,508		2.6.5
			547		2.6.4
			706		2.6.18
			1,824		2.6.14
			(64)
Other long-term liabilities	4,458	(4,454)	(4)
		628	0	628		Provision for employee benefit costs
		3,250	(1)	3,249		Other provisions
		1,381	(7)	1,374		Other non-current liabilities
		487	1,491	1,978		Deferred tax liabilities
			1,297		2.6.10
			53		2.6.10
			54		2.6.12
			87

Total long-term liabilities	40,484	1,408	8,130	50,022		Total non-current liabilities

Current portion of long- and medium-term debt	7,478	2	(37)	7,443		Current portion of long term debt
			48		2.6.18
			(7)		2.6.14
			(78)
Bank overdrafts and other short-term borrowings	3,886		151	4,037		Bank overdrafts and other short-term borrowings
			232		2.6.14
			(81)
	0	1,122	50	1,172		Accrued interest payable
		1,984	(41)	1,943		Provisions
Trade accounts payable	7,786		(29)	7,757		Trade payables
	0	1,701	281	1,982		Employee liabilities
			284		2.6.16
			(3)
Accrued expenses and other payables	7,142	(7,095)	(47)
Other current liabilities	790	(767)	(23)
		1,869	0	1,869		Other payables
		832	(48)	784		Other current liabilities
	0	425	6	431		Current tax payable
Deferred income taxes, net	285	(287)	2	0
Deferred income	3,592	(1,145)	1,123	3,570		Deferred income
			1,105		2.6.8
			18

Total current liabilities	30,959	(1,359)	1,388	30,988		Total current liabilities

Total liabilities and shareholders’ equity	96,325	49	2,319	98,693		Total equity and liabilities

(*)	The main reclassifications are described in note 2.6.19

2.6	Description of the main IFRS adjustments

Restatements done through a change in accounting policy in the French GAAP accounts

2.6.1	Scope of consolidation

In accordance with IAS 27 – Consolidated and Separate Financial Statements and SIC 12 – Consolidation: Special Purpose Entities, subsidiaries that are controlled by France Telecom, directly or indirectly, have been fully consolidated as from January 1, 2004 including entities where control does not result from the ownership of shares. Tele Invest and Tele Invest II, two Kulczyk Holding entities that acquired TPSA shares, and the special purpose entities set up in connection with trade receivables securitization programs, have therefore been fully consolidated in the opening IFRS balance sheet.

In the French GAAP consolidated financial statements, these entities were excluded from the scope of consolidation up to December 31, 2003 but were consolidated in 2004 in compliance with the Loi de Sécurité Financière (Financial Security Act) dated August 1, 2003.

First-time consolidation of Tele Invest and Tele Invest II from January 1, 2004 led to a €519 million reduction in minority interests, corresponding to the 13.57% interest in TPSA held by these entities, a €699 million increase in net goodwill, a €66 million reduction in shareholders’ equity including cumulative translation adjustments attributable to equity holders of France Telecom SA, and a €2,155 million increase in borrowings.

In the 2004 French GAAP income statement, consolidation of these two entities led to recognition of a €43 million goodwill amortization charge and interest expense of €99 million and there were no movements in the provision for risk previously recorded (€870 million carried in the balance sheet at December 31, 2003), which was written off to equity in the opening balance sheet at January 1, 2004. In the 2004 IFRS income statement, the €43 million additional goodwill amortization charge has been reversed.

At January 1, 2004, first-time consolidation of special purpose entities set up in connection with trade receivables securitization programs led to i) on the assets side, reinstatement of the sold receivables, generating a €3,143 million increase in trade receivables, net, a €1,718 million decrease in other financial and non-current assets, corresponding to the net value of the retained interests, and a €41 million increase in cash and cash equivalents, and ii) on the liabilities side, a €1,462 million increase in bank overdrafts and other short-term borrowings and a €4 million increase in equity.

2.6.2	Provisions for pensions and other post-employment benefit obligations

The principles governing the measurement and recognition of pensions and other post-employment benefit obligations in accordance with IAS 19 – Employee Benefits are similar to those applied in the 2004 French GAAP accounts, with retrospective effect from January 1, 2004, in accordance with CNC recommendation 2003-R.01 and the first-time adoption rules set out in the CNC press release dated July 22, 2004.

The effect of the change in accounting policy under French GAAP, consisting mainly of the recognition at the transition date of cumulative actuarial gains and losses not recognized previously, is a €502 million reduction in equity (before the €177 million deferred tax asset) and a €502 million increase in provisions for pension and other post-employment benefit obligations.

2.6.3	Loyalty programs

Following adoption of Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004 on the accounting treatment of discounts and other benefits (goods or services) granted to customers, the accounting treatment of loyalty programs with a contract renewal obligation is the same as that for programs without a renewal obligation, which are accrued and presented as a reduction in revenues. The effect of this change of accounting policy under French GAAP at January 1, 2004 is a €297 million reduction in equity (before the €102 million positive deferred tax effect). This accounting policy has been maintained in the IFRS accounts.

Other adjustments

2.6.4	Commitments to purchase minority interests (put options)

As explained in Notes 3.18 and 2.1.2, based on IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation in their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognized in debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in equity attributable to equity holders of France Telecom SA. The impact on the opening balance sheet at January 1, 2004 is €983 million, including €458 million for the Orange tender offer (offre publique de retrait) followed by the compulsory purchase of the remaining shares (retrait obligatoire) and €525 million for put options granted to minority shareholders, mainly of Orange Slovensko.

In the 2004 consolidated income statement, the revaluation of these purchase commitments has a €69 million negative impact on net income.

The impact on equity at December 31, 2004 amounts to €547 million, primarily concerning Orange Slovensko.

2.6.5	France Telecom SA tax loss carryback receivable

In the French GAAP accounts, sales by France Telecom of tax loss carryback receivables to a financial institution in 2000 and 2001 led to the removal of the credits from the balance sheet. This accounting treatment does not comply with IAS 18 – Revenue. Consequently, the carryback receivables have been reinstated in the opening IFRS balance sheet at January 1, 2004 and a liability has been recognized in the same amount. The carryback receivables cannot be recorded as a deduction from financial debt, because they are tax credits. The asset and liability will be extinguished in 2006 and 2007, when the receivables are settled by the State to the financial institution.

In the opening balance sheet at January 1, 2004, recognition of the tax loss carryback receivables has the effect of increasing (i) receivables by €1,706 million, (ii) financial debt by €1,431 million, corresponding to the proceeds from the sale of the credits (€1,300 million) less transaction costs (€11 million) plus accrued interest calculated at the implicit interest rate (€142 million), and (iii) equity by €275 million (€177 million net of the related deferred tax liability).

In the 2004 income statement, recognition of the carryback receivables in the balance sheet has the effect of increasing finance costs by €77 million (€49 million after tax), corresponding to accrued interest on the debt for the year.

In the closing balance sheet at December 31, 2004, the carryback receivables are carried in assets for an amount of €1,706 million, the corresponding debt totals €1,508 million, and the unamortized portion of the debt recognized in equity amounts to €198 million (€128 million net of deferred tax liabilities). The €198 million corresponds to interest to be added to the debt over the period to the date of settlement of the carryback receivables, in 2006 and 2007.

2.6.6	Hybrid financial instruments

A hybrid financial instrument is a debt instrument that contains both a liability component and an equity component. According to IAS 32, the issuer of a financial instrument must classify the instrument, or its component parts, at inception as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The perpetual bonds redeemable for shares (TDIRAs) and bonds convertible into or exchangeable for new or existing shares (OCEANEs) issued during the second half of 2004 are therefore recognized based on their liability and equity components.

Perpetual bonds redeemable for shares (TDIRAs)

The TDIRAs, which were classified as quasi-equity in the French GAAP accounts, have been recognized as a financial liability and an equity instrument in the IFRS accounts.

The component recognized in equity in the opening IFRS balance sheet at January 1, 2004 amounts to €1,267 million (versus €4,031 million recognized in financial debt). In addition, the effect of applying the amortized cost method negatively impacts equity for €18 million. The net effect on opening equity is therefore €1,249 million.

At December 31, 2004, the instrument’s equity component amounts to €1,236 million (and the liability component to €3,994 million) and €81 million has been deducted from equity corresponding to the effect of applying the amortized cost method. The total effect at December 31, 2004 is therefore €1,155 million on equity and €3,994 million on debt.

Lastly a deferred tax liability has been recognized for €450 million at January 1, 2004 and €425 million at December 31, 2004 (excluding the impact of the amortized cost method).

Bonds convertible into or exchangeable for new or existing shares (OCEANEs)

At December 31, 2004, the effect on equity of the OCEANEs issued during the second half of the year amounts to €97 million.

A deferred tax liability of €32 million has been recognized at December 31, 2004.

2.6.7	Subscriber base amortization

Market shares acquired in business combinations that are recognized in the French GAAP accounts were analyzed under US GAAP as corresponding to the value of the subscriber base, amortizable over the expected life of the commercial relationship. The same analysis applies under IAS 38 – Intangible Assets. Consequently, in the IFRS accounts, the market shares recognised in the French GAAP accounts – which were not amortized – have been reclassified as subscriber base and recorded net of amortization.

The negative effect on equity in the IFRS balance sheet amounts to €2,469 million at January 1, 2004 (including a €1,952 million deduction from equity attributable to equity holders of France Telecom SA) and €3,100 million at December 31, 2004 (including a €2,472 million deduction from equity attributable to equity holders of France Telecom SA).

In the 2004 IFRS income statement, the effect is an increase in amortization of intangible assets of €582 million. Subscriber base amortization also affects the amount reported under IFRS for impairment losses on Equant property, plant and equipment and intangible assets (see Note 2.6.17).

2.6.8	Revenues

The effect on equity in the opening IFRS balance sheet at January 1, 2004 of IFRS adjustments to revenue – except for the loyalty program effect – is a reduction of €1,052 million (before the €346 million positive deferred tax effect). This effect corresponds mainly to the deferral over the average life of the contractual relationship of fixed wire telephone service connection fees.

Revenue in the 2004 IFRS income statement is €782 million lower than the French GAAP figure, due mainly to changes of appreciation in revenue recognition and the presentation changes described below.

Changes to the revenue recognition accounting policy

•	Deferred recognition of revenues corresponding to initial fixed wire telephone service connection fees: negative effect of €80 million.

•	Positive impact associated with promotional offers, mainly from the mobile business, including free minutes, the impact of which is deferred over the contractual commitment term: €26 million.

Presentation of certain expenses as a deduction from revenue

•	Reclassification as a deduction from revenue of content and other provider expenses, mainly in respect of special premium-rate numbers: negative effect of €352 million.

•	Recognition of revenues from mobile equipment sold in a packaged offer via indirect distribution channels based on the price paid by the end customer: negative effect of €345 million.

•	“Service Level Agreement” penalties paid in the fixed wire telephony business: negative effect of €16 million.

All of these items were recognized as an expense according to French GAAP.

The net effect on 2004 consolidated gross operating margin is a decrease of €41 million.

The net effect on equity at December 31, 2004 is a decrease of €1,105 million (before the €360 million positive deferred tax effect). This amount corresponds mainly to the negative effect of deferred connection fees in the fixed wire telephone service over the average life of the contractual relationship.

2.6.9	Goodwill amortization and impairment losses

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate past business combinations that occurred prior to January 1, 2004. Under IFRS 3 – Business Combinations, effective from January 1, 2004, goodwill is not amortized; leading to a €1,773 million positive impact on 2004 net income.

No additional impairment losses on goodwill have been recorded in the opening IFRS balance sheet at January 1, 2004 or the 2004 income statement. In 2004, the €534 million impairment loss recorded in the IFRS accounts in respect of Equant corresponds to €519 million in impairment losses and €15 million reported as amortization expense in the 2004 French GAAP accounts.

2.6.10	Deferred income taxes

The main effects on the opening IFRS balance sheet at January 1, 2004 related to deferred taxes are as follows:

•	According to IAS 12 – Income Taxes, deferred taxes are not discounted. Reversal of the discounting adjustments recorded in the French GAAP accounts has a positive effect of €1,759 million on the opening balance sheet.

•	Under IAS 12, deferred tax liabilities are recognized on all intangible assets acquired in business combinations (trade marks and subscriber base). Deferred tax liabilities recognized in the opening IFRS balance sheet in accordance with IAS 12 amount to €1,313 million for trade marks and €206 million for subscriber base.

•	The other material deferred tax adjustments recorded in the opening IFRS balance sheet are as follows:

•	Deferred tax liability of €450 million from the recognition of the liability and equity components of TDIRAs (excluding the amortized cost effect).

•	Deferred tax asset of €346 million related to the change of revenue recognition policy.

•	Deferred tax asset of €177 million on provisions for pensions and other post-employment benefits.

•	Deferred tax asset of €102 million related to loyalty programs.

•	Deferred tax liability of €98 million on the tax loss carryback receivables.

•	Deferred tax liability of €54 million related to the effects of other adjustments.

In the 2004 IFRS income statement, application of IAS 12 led to the cancellation of the reversal of the provision recorded for discounting of the deferred tax effect, generating a €776 million reduction in net income. Movements resulting from the application of other standards have a net positive effect of €283 million.

At December 31, 2004, the main effects of IFRS adjustments on deferred taxes are as follows:

•	Deferred tax liability of €1,297 million on trade marks (including a €1,285 million impact on equity attributable to equity holders of France Telecom SA) and €54 million on the subscriber base.

•	Deferred tax liability of €425 million on the TDIRAs (excluding the effect of applying the amortized cost method) and €32 million on the OCEANEs.

•	Deferred tax assets of €360 million on revenue recognition adjustments.

•	Deferred tax asset of €998 million related to the reversal of the discounting effect on deferred taxes.

•	Deferred tax liability of €70 million on the tax loss carryback receivables.

•	Deferred tax liability of €52 million related to the effects of other adjustments.

2.6.11	Development costs

Under French GAAP, research and development costs are recognized as an expense for the period in which they are incurred. According to IFRS, development costs meeting the required criteria are capitalized and amortized.

In the opening IFRS balance sheet at January 1, 2004, an amount of €128 million, corresponding to cumulative development costs (€212 million) less accumulated amortization (€84 million) has been recognized in assets, leading to an increase in equity in the same amount.

In the 2004 IFRS income statement, the effect is an €86 million increase in gross operating margin and a €25 million increase in operating income.

In the IFRS balance sheet at December 31, 2004, capitalized development costs amount to €142 million (corresponding to a gross value of €260 million less accumulated amortization of €118 million).

2.6.12	Property, plant and equipment

In the opening IFRS balance sheet at January 1, 2004:

•	The revaluation at fair value of certain items of TP Group property, plant and equipment has the effect of increasing total property, plant and equipment and equity by €293 million (€237 million after tax).

•	Unamortized capitalized interest in the amount of €149 million before tax has been eliminated from the net book value of property, plant and equipment, leading to a reduction in equity in the same amount.

In the 2004 IFRS income statement:

•	The revaluation at fair value of certain items of TP Group property, plant and equipment has the effect of increasing amortization expense by €51 million, affecting operating income.

•	The change in the method of accounting for borrowing costs on acquisitions of property, plant and equipment has a €2 million positive effect on operating income.

•	In the IFRS balance sheet at December 31, 2004:

•	The revaluation at fair value of TP Group property, plant and equipment has the effect of increasing the net book value of property, plant and equipment by €281 million (€236 million after tax).

•	Elimination of unamortized capitalized interest has the effect of reducing the net book value of property, plant and equipment by €153 million, compared with the French GAAP amount.

•	The effect on impairment losses on Equant’s property, plant and equipment and intangible assets is described in Note 2.6.17.

2.6.13	Remeasurement of financial assets at fair value

Under IFRS, financial assets held for trading and available for sale are measured at fair value. Gains and losses arising from remeasurement at fair value are recognized in the income statement for assets held for trading and in equity for available-for-sale financial assets. In addition, when there is objective evidence that available-for-sale assets are impaired, the cumulative loss recorded in equity is written off through profit or loss. In the French GAAP accounts, these assets are stated at the lower of cost and fair value. Therefore, the impact on equity in the opening IFRS balance sheet at January 1, 2004 is an increase of €176 million. This restatement mainly concerns available-for-sale assets, for €142 million, including €57 million on Pramindo Ikat shares and €44 million on Intelsat shares. Gains and losses arising from remeasurement at fair value recognised in the 2004 IFRS income statement represent a net loss of €83 million, including a €22 million loss on mutual fund units, the €40 million negative effect of cancelling the provision reversal on Bull shares, and the €30 million negative effect of cancelling the provision reversal on Optimus shares.

In 2004, the effect of recognizing directly in equity gains and losses from remeasurement at fair value of available-for-sale assets is a negative €11 million.

The effect of the adjustments on equity at December 31, 2004 amounts to €83 million, corresponding mainly to the remeasurement at fair value of Intelsat shares for €41 million.

2.6.14	Derivative instruments and interest rate and currency hedges

Group policy consists especially of using derivative instruments to hedge economic interest rate and currency risks. In accordance with IAS 39 – Financial Instruments: Recognition and Measurement, derivative instruments are measured at fair value in the balance sheet. Financial instruments that fulfil the documentation and effectiveness criteria described in Note 3.15, which are eligible for hedge accounting, are accounted for according to the principles described in that note.

The Group uses interest rate derivatives to hedge part of its financial debt. For certain derivatives designated as fair value hedges of identified underlyings (fixed rate financial debt), changes in the fair value of the derivative largely offset changes in the fair value of the underlying financial debt. Other derivatives qualify as cash flow hedges (of floating rate debt). The effective portion of gains and losses arising from the remeasurement of derivatives at fair value is accounted for in equity and the ineffective portion is recognized in the income statement.

The Group uses currency derivatives to hedge debts in foreign currencies. Under IFRS, the debt is measured at the period-end rate (rather than the hedging rate as under French GAAP) and the resulting exchange gain or loss is offset by the exchange loss or gain arising from the measurement of the derivatives at fair value in the balance sheet.

In the opening IFRS balance sheet at January 1, 2004, application of IAS 39 to derivative instruments has the effect of increasing equity by €11 million. Remeasurement at fair value of bonds redeemable for STM shares (carried at nominal value in the French GAAP accounts) has a €52 million negative effect on equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a €59 million reduction in equity at the level of France Telecom SA. This corresponds to gains of €88 million on derivatives not recognized in the French GAAP accounts and a €147 million negative effect on gains and losses on cash flow hedges recognized in equity. The impact on cash flow hedge reserves corresponds mainly to the equalizing payment recognized as deferred income under French GAAP. Lastly, the effect of measuring NTL warrants at fair value is €35 million (corresponding to the unrealized gain not recognized in the French GAAP figures) while measurement of Equant contingent value rights certificates (CVRs) at fair value has a €28 million effect on equity.

In the IFRS balance sheet at December 31, 2004, application of IAS 39 has a €34 million effect on equity. The change in value of the listed bonds redeemable for STM shares has a positive effect of €56 million on closing equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a €130 million reduction in equity at the level of France Telecom SA. This corresponds to gains of €25 million on derivatives not recognized in the French GAAP accounts and a €155 million negative effect on cash flow hedge reserves recognized in equity. The effect on equity of measuring NTL warrants at fair value is €6 million, corresponding to the gain not recognized in the French GAAP accounts.

Derivatives are also used to hedge part of the Group’s bond debt (current and non-current portions) against currency risks. The derivative impact, accounted for jointly with the bond debt in the French GAAP accounts amounts to €1,184 million at January 1, 2004 and €1,780 million at December 31, 2004. Under IFRS, foreign currency debt is converted at the period-end rate, and the effect of applying the hedging rate in the French GAAP accounts has therefore been cancelled in the IFRS balance sheet.

Under IFRS, the fair value of the total derivatives portfolio is analyzed by maturity and between gains (recorded as assets) and losses (recorded as liabilities), across the following four balance sheet captions:

•	In “Financial long-term debt” for €1,352 million at January 1, 2004 (€1,824 million at December 31, 2004).

•	In “Other financial and non-current assets” for €436 million at January 1, 2004 (€184 million at December 31, 2004).

•	In “Bank overdrafts and other short-term borrowings” for €285 million at January 1, 2004, excluding the fair value of Equant Contingent Value Rights Certificates (€232 million at December 31, 2004).

•	In “Other financial and current assets” for €146 million at January 1, 2004 (€56 million at December 31, 2004).

2.6.15	Transaction costs, issue and redemption premiums

Under IFRS, transaction costs (including issue and redemption premiums) that are directly attributable to the acquisition or issue of a financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the amounts paid or received in exchange for the liability. They are amortized over the debt term by the effective interest method under IFRS (as opposed to the straight-line method under French GAAP).

In the opening IFRS balance sheet at January 1, 2004, recognition of financial liabilities at amortized cost (excluding carryback effect) has the effect of reducing equity by €100 million. Of the total, €95 million concerns France Telecom SA, including €18 million arising from application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

In the IFRS balance sheet at December 31, 2004, recognition of financial liabilities at amortized cost (excluding carryback) has the effect of reducing equity by €182 million. The amount at the level of France Telecom SA is €187 million, including an €81 million effect on equity arising from application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

2.6.16	Stock options and employee share issues

Stock options

Under French GAAP, no compensation expense is recognized on stock option grants.

Application of IFRS 2 – Share-based Payment, leads to the recognition of an expense for stock options granted to employees. In the opening IFRS balance sheet at January 1, 2004, all of the plans have been considered as equity-settled. The cumulative expense of €544 million at January 1, 2004 is offset by an increase in an equity account, with no effect on total equity. In 2004, €257 million has been reclassified from equity to accrued compensation expense in respect of the Orange share liquidity agreement, as the Group is no longer able to deliver shares but only cash.

In the 2004 IFRS income statement, the expense related to stock options amounts to €136 million, offset by €109 million recognized in equity for equity-settled plans and €27 million recognized in debt for cash-settled plans.

Employee share issues

Following the sale of shares to outside investors, Pages Jaunes carried out an employee rights issue. Following the sale by the State of 10.85% of France Telecom SA’s capital, the State offered shares to current and former France Telecom Group employees in accordance with the Privatization Act of August 6, 1986. A total of 28.7 million shares were purchased by employees.

Under IFRS, the compensation related expense (concerning current and former France Telecom Group employees) has been determined based on the fair value of the rights to shares at the grant date. In the 2004 IFRS income statement, the effect is an additional charge of (i) €190 million in respect of the State’s share offer and (ii) €16 million in respect of the Pages Jaunes rights issue.

2.6.17	Impairment of Equant property, plant and equipment and intangible assets

The positive effect of €299 million on the IFRS income statement corresponds to the reduction in impairment losses on non-current assets compared to the amount recorded in the French GAAP accounts. This effect mainly corresponds to retrospective amortization of the Equant subscriber base, recognized in equity in the opening IFRS balance sheet, leading to a reduction in Equant’s net book value.

2.6.18	In-substance defeasance and cross-lease operations

Under French GAAP, the guarantee deposits paid and lease commitments given under Orange finance leases (in-substance defeasance) and the prepayments made and lease commitments given by France Telecom SA and Orange under cross-leases with separate third parties (QTE leases) are offset.

In the IFRS balance sheet, the deposits (€1,253 million at January 1, 2004 and €754 million at December 31, 2004) and lease commitments are reported separately as assets and liabilities, in accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, and included in the calculation of net financial debt.

The net profit recognized on the Orange finance leases (€122 million at January 1, 2004 and €116 million at December 31, 2004) was reported as deferred income in the French GAAP financial statements and has been reclassified as financial debt in the IFRS figures.

2.6.19	Main reclassifications

2.6.19.1	Main balance sheet reclassifications

Reclassification of minority interests

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests reported on a separate line of liabilities in the French GAAP balance sheet for €5,966 million, are reported as a separate component of equity in the IFRS balance sheet at January 1, 2004. At December 31, 2004, minority interests included in equity amounted to €4,052 million.

Other balance sheet reclassifications

Various balance sheet items have been reclassified to comply with IFRS presentation rules. The main reclassifications made in the opening balance sheet at January 1, 2004 – in addition to the one described above – are as follows:

•	Software, which is included in property, plant and equipment in the French GAAP balance sheet, has been reclassified as an intangible asset for €1,896 million (€1,881 million at December 31, 2004).

•	Indefeasible Rights of Use (IRUs), which are included in intangible assets in the French GAAP balance sheet, have been reclassified as property, plant and equipment for €183 million (€124 million at December 31, 2004).

Other receivables and prepaid expenses in the French GAAP balance sheet have been analyzed mainly between four captions, as follows:

•	In “Other receivables” for €2,131 million (€2,723 million at December 31, 2004).

•	In “Current tax assets” for €65 million (€88 million at December 31, 2004).

•	In “Prepaid expenses and other current assets” for €1,103 million (€953 million at December 31, 2004).

•	In “Other financial and current assets “ for €156 million (€44 million at December 31, 2004).

Other medium- and long-term debt in the French GAAP balance sheet has been analyzed mainly between four captions, as follows:

•	In “Provision for employee benefit costs” for €351 million (€637 million at December 31, 2004).

•	In other long-term provisions for €3,781 million (€3,357 million at December 31, 2004).

•	In “Other non-current liabilities” for €350 million (€260 million at December 31, 2004).

•	In “Deferred tax liabilities” for €230 million (€200 million at December 31, 2004).

Accrued expenses and other payables in the French GAAP balance sheet have been analyzed mainly between six captions, as follows:

•	In “Bank overdrafts and other short-term borrowings” for €2,077 million, corresponding to the Equant contingent value rights certificates (CVRs) redeemed in 2004.

•	In “Accrued interest payable” for €1,324 million (€1,122 million at December 31, 2004).

•	In short-term provisions for €3,050million (€1,984 million at December 31, 2004).

•	In “Employee liabilities” for €1,668 million (€1,701 million at December 31, 2004).

•	In “Other payables” for €1,375 million (€1,866 million at December 31, 2004).

•	In “Current tax payable” for €406 million (€425 million at December 31, 2004).

•	Other current liabilities in the French GAAP balance sheet are recognized mainly in “Other current liabilities” under IFRS.

•	Deferred income tax assets and liabilities have been classified as non-current. Therefore, the net short-term deferred tax assets recorded in the French GAAP balance sheet have been reclassified in deferred tax assets and liabilities.

•	Non-operating deferred income, reported in the French GAAP balance sheet under deferred income, has been reclassified as “Other non-current liabilities” for €1,244 million (€1,145 million at December 31, 2004). This amount includes civil engineering work invoiced in advance in connection with the disposal of cable networks (€0.6 billion).

2.6.19.2	Main income statement reclassifications

In addition to the IFRS restatements described above (concerning revenue recognition, capitalization of development costs, proportional consolidation of Senegal-based Sonatel, etc.) certain presentation changes have been made to the income statement to comply with the IFRS format. The main reclassifications in 2004 concern operating income, as follows:

•	Employee profit sharing is reported under “Employee benefit expenses”.

•	Exceptional amortization of goodwill is reported under “Impairment of goodwill”.

•	The net income of €113 million reported under “Other non-operating income/(expense), net” in the French GAAP income statement has been reclassified mainly among the following captions:

•	In “Other operating income and expense” for €(93) million.

•	In “Wages and employee benefit expenses” for €(69) million.

•	In “Share-based compensation” and “Employee profit-sharing” for €(68) million.

•	In “Impairment of non-current assets” for €(431) million.

•	In “Gains (losses) on disposal of assets” for €846 million.

•	In “Restructuring costs” for €(181) million.

Gains and losses on disposals of assets reported in 2004 French GAAP non operating income represented a net profit of €644 million. The amount of €922 million reported in the 2004 IFRS income statement also includes gains of €163 million on company liquidations, reported in the French GAAP income statement under provision reversals and other, as well as a €51 million dilution gain and €46 million in profits on disposals of non-current assets reported in the French GAAP income statement as a component of operating income before depreciation.

2.6.20	Sonatel

Under IFRS, use of the proportional consolidation method for Sonatel in Senegal and its subsidiaries (previously fully consolidated) led to the integration, in the opening IFRS consolidated balance sheet at January 1, 2004, of France Telecom’s 42.33% interest in these companies’ assets and liabilities. The change of consolidation method has no impact on either profit or equity attributable to equity holders of France Telecom SA.

Effects on debt

2.7.1 Effects on net debt

Under French GAAP, the Group defined net financial debt as total debt (converted at the hedging rate) less cash, cash equivalents and marketable securities.

Net debt is not defined in IFRS and the Group has therefore opted to apply the following definition, which is based on that formulated by the French standard-setter (Conseil National de la Comptabilité) in recommendation 2004-R-02 on the presentation of IFRS financial statements:

Net debt corresponds to the total gross debt (converted at the period-end exchange rate), less derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, less cash collateral paid on derivative instruments, less cash and cash equivalents and marketable securities, less deposits paid on certain specific transactions (if the related debt is included in total debt) and the impact of the effective portion of cash-flow hedges. The effect of applying IFRS on net financial debt at December 31, 2004 and January 1, 2004 is summarized below:

(in millions of euros)	Note	December 31, 2004	January 1, 2004
Net debt under French GAAP (1)		43,938	44,167
Consolidation of Tele Invest and Tele Invest II (1)		—	2,155
Consolidation of special purpose entities (trade receivables securitizations) (1)		—	1,422

Net debt adjusted for the effects of the changes in accounting policies at January 1, 2004		43,938	47,744
Effect of reclassifying part of the debt related to perpetual bonds redeemable for shares	2.6.6	3,994	4,031
Effect of the separate recognition of the liability and equity components of bonds convertible into or exchangeable for new or existing shares (OCEANEs)(2)	2.6.6	(97)	—
Debt attached to carryback receivables securitization	2.6.5	1,508	1,431
Equant Contingent Value Rights Certificates (CVRs) (2)		—	2,049
Commitments to purchase minority interests (put options)	2.6.4	547	983
Accrued interest		1,172	1,308
Derivative instruments and cash collateral (3)		(1,068)	(866)
Bonds redeemable for STM shares (4)		(56)	52
Other		(116)	(47)

Net debt under IFRS		49,822	56,685

(1)	Tele Invest and Tele Invest II and the special purpose entities set up in connection with the securitization programs were consolidated in the French GAAP accounts at December 31, 2004 and the related debt was therefore included in net debt determined according to French GAAP.

(2)	Under IFRS, the Equant Contingent Value Rights Certificates (CVRs) are qualified as derivative instruments and are therefore included in debt at January 1, 2004 at fair value (€2,049 million). They were redeemed on July 8, 2004 for €2,015 million.

(3)	Under French GAAP, debt is converted at the hedging rate and currency derivatives are therefore automatically included in net debt. Under IFRS, all derivative instruments are recognized in the balance sheet and measured at fair value (see Note 2.17). The Group has elected to classify all of these derivative instruments in net debt, as they are primarily held for the purpose of hedging borrowings. The cash collateral paid or received in relation to margin calls is closely linked to the derivatives and therefore also included in net debt. The Group has also set up cash flow hedges that are eligible for hedge accounting. In accordance with IFRS, the future cash flows underlying the hedges are not included in the calculation of net debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of the cash-flow hedge reserve” is used to offset this temporary difference.

(4)	Under IFRS, the bonds redeemable for STM shares are measured at fair value (€386 million at December 31, 2004 versus €494 million at January 1, 2004).

2.7.2	Balance sheet items included in net debt under IFRS

				Of which amounts included in calculation of net debt
		At Jan. 1, 2004	At Dec. 31, 2004	At Jan. 1, 2004	At Dec. 31, 2004
	IFRS balance sheet item (in millions of euros)
	Other financial and non-current assets	4,829	4,285
of which	Non-current derivative instruments	436	184	436	184
	Cash collateral paid	910	1,129	910	1,129
	In-substance defeasance deposits and cross-leases (“QTE”)	1,253	760	1,253	760
	Carryback receivables and accrued interest	2,230	2,212	0	0

	Other financial and current assets	2,189	312
of which	Current derivative instruments	146	56	146	56
	Assets held for trading	1,885	240	1,885	240
	Accrued interest	8	0	8
	Related receivables	150	16

	Cash and cash equivalents	3,370	3,153	3,370	3,153

	Assets included in the calculation of net debt			8,008	5,522

	Equity attributable to equity holders of FT SA	9,639	14,451
	Effective portion of the cash-flow hedge reserve(1)	(8)	(101)	(8)	(101)

	Exchangeable or convertible bonds	39,360	34,222	39,360	34,222
	Financial long-term debt	9,643	8,571	9,643	8,571

	Current portion of long-term debt	9,116	7,443	9,116	7,443
	Bank overdrafts and other short-term borrowings	5,268	4,037	5,268	4,037
	Accrued interest payable	1,314	1,172	1,314	1,172

	Liabilities included in the calculation of net debt			64,693	55,344

	NET DEBT			56,685	49,822

(1)	The Group has set up cash flow hedges that are eligible for hedge accounting. In accordance with IFRS, the future cash flows underlying the hedges are not included in the calculation of net debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of the cash-flow hedge reserve” is used to offset this temporary difference.

2.8 Effects on the statement of cash flows for the year ended December 31, 2004

	Year ended December 31, 2004
(in millions of euros)	French GAAP	IFRS	Difference	Adjustments
Net cash provided by operating activities	12,818	12,697	(121)	(121)
Net cash used in investing activities	(5,564)	(5,591)	(27)	(27)
Net cash used in financing activities	(7,423)	(7,346)	77	77
Net change in cash and cash equivalents	(169)	(240)	(71)	(71)
Effect of exchange rate changes on cash and cash bequivalents	22	23	1	1

Cash and cash equivalents at beginning of year	3,350	3,370	20	20

Cash and cash equivalents at end of year	3,203	3,153	(50)	(50)

Applying IFRS has no effect on cash and cash equivalents, except for the €50 million reduction arising from the proportional consolidation of Sonatel in Senegal and its subsidiaries under IFRS as opposed to full consolidation in the French GAAP accounts.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis for the preparation of the financial statements

The preparation of financial statements in accordance with IFRS requires France Telecom management to make estimates and apply assumptions that affect the reported amounts of assets and liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period.

Management reviews these estimates and assumptions on a continuous basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the book value of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply.

Certain IFRSs offer alternative methods of measuring and recognizing assets and liabilities. The Group has chosen:

•	To continue to recognize inventories at their original cost, determined by the weighted average unit cost method, in accordance with IAS 2 – Inventories.

•	To measure property, plant and equipment and intangible assets using historical cost as deemed cost instead of remeasuring them at fair value at each closing.

•	Not to capitalize interest expense incurred during the construction and acquisition period of property, plant and equipment and intangible assets, as provided for under IAS 23 – Borrowing Costs.

•	To recognize actuarial gains and losses on pensions and other post-employment benefit obligations as from January 1, 2004 according to the corridor method. This method consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

•	To continue to consolidate jointly-controlled companies using the proportional method, as provided for in IAS 31 – Interests in Joint Ventures.

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management applies judgment to define and apply accounting methods that will lead to relevant and reliable information, so that the financial statements:

•	Give a true and fair view of the Group’s financial position, financial performance and cash flows

•	Reflect the substance of transactions

•	Are neutral

•	Are prepared on a prudent basis

•	Are complete in all material respects.

3.2	Consolidation

Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated.

Companies that are controlled jointly by France Telecom and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully-consolidated subsidiaries that are not wholly-owned, indirect minority interests in these subsidiaries are recognized separately in the France Telecom consolidated financial statements.

Companies over which France Telecom exercises significant influence (generally corresponding to an ownership interest of 20 to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the period-end.

In accordance with IFRS 5, the assets and liabilities of controlled entities that are considered as being held for sale are reported on a separate line in the consolidated balance sheet. Profits or losses of discontinued operations are reported on a separate line of the income statement. IFRS 5 defines a discontinued operation as a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations.

Material intercompany transactions and balances are eliminated in consolidation.

3.3	Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro or the currency of a hyperinflationary economy, are translated into France Telecom’s presentation currency (euros) as follows:

•	Assets and liabilities are translated at the period-end exchange rate;

•	Income statement items are translated at the average rate for the period.

•	Differences arising from the use of these different rates are recorded as a separate component of equity.

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are adjusted for the effects of inflation prior to translation into euros as follows:

•	Non-monetary assets, liabilities, income, expenses and cash flows are adjusted for inflation based on the change in the general price index over the period from the initial transaction date to the period-end.

•	The exchange gain or loss on the subsidiary’s net monetary position during the period (determined based on the change in the general price index over the same period) is recognized in the income statement under exchange gains and losses.

•	The differences resulting from the application of the general price index in force at the balance sheet date to monetary and non-monetary items reflected in the opening balance sheet are recorded as a separate component of equity.

The financial statements adjusted for inflation as explained above, are then translated into euros as follows:

•	Assets, liabilities, income, expenses and cash flows for the period are translated at the period-end rate.

•	Differences arising from translation at the period-end rate of assets and liabilities carried in the opening balance sheet are recorded as a separate component of equity.

3.4	Transactions in foreign currencies

The principles covering the measurement and recognition of transactions in foreign currencies are set out in IAS 21 - The Effects of Changes in Foreign Exchange Rates. In accordance with this standard, transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the period-end exchange rate and the resulting translation differences are recorded in the income statement:

•	In operating income for commercial transactions.

•	In financial income or finance costs for financial transactions.

Derivative instruments are measured and recognized in accordance with the general principles described in Note 3.15. Currency derivatives are therefore recognized in the balance sheet at fair value. Gains and losses arising from remeasurement at fair value are recognized:

•	In operating income for fair value hedges of commercial transactions.

•	In financial income or finance costs for hedges of financial assets and liabilities and derivative instruments that do not qualify for hedge accounting.

3.5	Presentation of the financial statements

As allowed under IAS 1 – Presentation of Financial Statements, income and expenses are presented by nature in the consolidated income statement. The presentation of the income statement under IFRS is significantly different from that under French GAAP, with the inclusion in operating income of items presented as non-operating income and expense in the French GAAP income statement and of goodwill amortization and impairment losses.

Under IFRS, operating income corresponds to net income before:

•	Financial income

•	Finance costs

•	Income taxes

•	Profits and losses of discontinued operations and operations held for sale.

Gross operating margin corresponds to operating income before:

•	Employee profit-sharing

•	Share-based compensation

•	Depreciation and amortization expense

•	Impairment of goodwill and other non-current assets

•	Gains and losses on disposal of assets

•	Restructuring costs

•	Share of profits (losses) of associates

•	Impairment of goodwill on associates.

3.6	Revenues

Revenues from France Telecom activities are recognized and presented as follows, in accordance with IAS 18 - Revenue:

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When the equipment is sold by a third-party retailer (indirect distribution channel) who purchases it from the Group and receives a commission for signing up the customer, the related revenue is recognized when the equipment is sold to the end-customer in an amount reflecting the Group’s best estimate of the retail price.

Equipment rentals

In accordance with IFRIC 4 – Determining Whether An Arrangement Contains A Lease, which the Group has opted to adopt early effective from January 1, 2004, the equipment for which a right of use is granted is analyzed in accordance with IAS 17 - Leases.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Service revenues

Telephone service and Internet access subscription fees are recognized in revenue on a straight-line basis over the service period.

Charges for incoming and outgoing telephone calls are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use - IRU) are recognized on a straight-line basis over the life of the contract.

Service Level Agreement penalties paid to customers are recorded as a deduction from revenues.

Revenue-sharing arrangements (premium rate numbers, audiotel, special numbers for Internet dial-up) are recognized net of content or service provider fees when the provider is responsible for the service rendered and for setting the price to be paid by subscribers.

Revenues from the supply of content are also recognized net of the amount due to the content provider, when the latter is responsible for the service content and for setting the price to subscribers.

Cooperative advertising agreements with certain specific suppliers are recognized in revenues when the Group receives a fee for an identifiable service and the fair value of that service can be measured reliably. In all other cases, revenues from cooperative advertising agreements are accounted for as a deduction from the expenses incurred with the supplier. As a general rule, no amounts are recognized in revenues for cooperative advertising agreements.

Revenues from Internet advertising and from the sale of advertising space in on-line directories are recognized over the period during which the advertisement appears. Revenues from the sale of advertising space in printed directories are recognized when the directory is published.

Separable components of packaged offers and bundled offers

Sales of packaged mobile and Internet offers are considered as comprising identifiable and separate components to which general revenue recognition criteria can be applied separately. Numerous service offers on the Group’s main markets are made up of two components, a product (mobile telephone or modem) and a service. Once the separate components have been identified, the amount received or receivable from the customer is allocated based on each component’s fair value. The sum allocated to delivered items is limited to the amount that is not dependent on the delivery of other items. For example, the sum allocated to delivered equipment generally corresponds to the price paid by the end-customer for that equipment. The balance of the amount received or receivable is contingent upon the future delivery of the service.

Offers that cannot be analyzed between separately identifiable components, because the commercial effect cannot be understood without reference to the series of transactions as a whole, are treated as bundled offers. Revenues from bundled offers are recognized in full over the life of the contract. The main example is connection to the service; this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Complex contracts

France Telecom offers customized solutions to its business customers. The related contracts are analyzed as multiple-elements transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by France Telecom under these contracts and any upfront commissions paid to the customer are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue is spread over the fixed, non-cancelable period.

Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as free communications and product discounts) in exchange for current use of the service (volume-based incentives).

Two types of loyalty program exist, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the period of acquisition of customer rights, at the fair value of these obligations.

Exchanges of goods or services

Revenues from barter transactions are recognized only when the actual value of the exchanged services can be determined, at the fair value of the goods or services provided or received, whichever is more readily determinable, irrespective of whether or not the bartered goods or services are similar. Fair value is estimated by reference to non-barter sales, corresponding to sales of equivalent goods or services by the Group to other buyers on the same terms, the fair value of which can be reliably measured. If fair value cannot be reliably estimated, the transaction is recognized at the book value of the asset given in the exchange or at a nil value.

Call terminations from mobile to mobile, which were not invoiced (income and expenses) between French mobile operators until December 31, 2004 have been analyzed as an exchange of goods and services, the fair value of which is not determinable for the year ended December 31, 2004, and no revenue has been recognized on these calls.

3.7	Subscriber acquisition costs, advertising and related costs

Subscriber acquisition and retention costs, other than loyalty program costs, are recognized as an expense for the period in which they are incurred.

Advertising, promotion, sponsoring, communication and brand marketing costs are also expensed as incurred

3.8	Borrowing costs

The Group has opted not to capitalize interest expense for the period of construction and acquisition of property, plant and equipment and intangible assets, as allowed under IAS 23 – Borrowing Costs.

3.9	Share issuance costs

External costs directly related to share issues are deducted from the related premium, net of any tax saving. Other share issuance costs are recorded as an expense.

3.10	Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share. The number of shares used to calculate diluted earnings per share takes into account the conversion into ordinary shares of potentially dilutive instruments outstanding at the period-end. These include stock options backed by a liquidity contract set up by the Group in favor of Orange and Wanadoo option holders. Diluted earnings per share is calculated based on earnings per share attributable to the equity holders of France Telecom SA, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. If the Group reports a loss, diluted loss per share represents the same amount as the basic loss. To permit direct period-on-period comparisons, the weighted average number of shares outstanding for the reporting period and the other periods presented is adjusted for the effect of any shares issued at a discount to market price. Treasury stock deducted from consolidated equity is not taken into account in the calculation of basic or diluted earnings per share.

3.11	Goodwill

Goodwill represents the excess of the purchase cost of shares in consolidated companies, including transaction expenses, over the Group’s equity in the fair value of the underlying net assets at the date of acquisition.

In accordance with IFRS 3 – Business Combinations, goodwill is not amortized but is tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 – Impairment of Assets requires these tests to be performed at the level of each Cash Generating Unit (CGU) to which the goodwill has been allocated. In certain cases, CGUs may be combined if the combined CGUs represent the lowest level at which management monitors return on investment. A Cash Generating Unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. France Telecom generally measures the recoverable amount of goodwill at the level of the group of activities within the business segment or the geographical segment in the case of Poland.

Management considers that this level of analysis reflects:

•	The characteristics of the business or market (technology, brand, subscriber-base, marketing) shared by all the entities for which the related goodwill is being measured.

•	Resources (IT platforms, R&D, management, financing resources) shared among the entities concerned, leading to synergies.

•	The level at which management monitors the return on investment in acquired businesses. France Telecom pays a premium to acquire strategic businesses that can be combined with existing businesses within consistent units in order to enhance the expanded unit’s development potential.

To determine whether goodwill has been impaired, the consolidated net book value of the assets and liabilities of the CGU or group of CGUs is compared to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use.

Fair value less costs to sell is the best estimate of the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. This estimate is determined on the basis of available market information taking into account specific circumstances.

Value in use is the present value of the future cash flows expected to be derived from the CGU or group of CGUs, including goodwill. Cash flow projections are based on economic and regulatory assumptions, licence renewal assumptions and forecast trading conditions determined by management, as follows:

•	Cash flow projections are based on the five-year business plan.

•	Cash flow projections beyond the five-year timeframe are extrapolated by applying a declining or flat growth rate over the next two years, followed by a growth rate to perpetuity reflecting the expected long-term growth in the market.

•	The cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Goodwill impairment losses are recorded in the income statement as a deduction from operating income.

If the business is intended to be sold, the recoverable amount is determined on the basis of the fair value net of costs to sell.

3.12	Intangible assets

Intangible assets, consisting mainly of trade marks, subscriber base, licences, development costs and software, are stated at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market values. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally-developed trade marks and subscriber base are not recognized in intangible assets.

Trade marks

Trade marks have an indefinite useful life and are not amortized, but are tested for impairment (see Note 3.14).

Subscriber bases

Subscriber bases are amortized over the expected life of the commercial relationship, estimated at 4 to 5 years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The third generation mobile license (UMTS) in France is stated at an amount corresponding to the fixed portion of the operating fee due when the license was granted. The variable user fee (corresponding to 1% of qualifying revenues generated by the third generation network) is expensed as incurred.

Research and development costs

Under IAS 38 – Intangible Assets, development costs must be recognized as an intangible asset when the following can be demonstrated:

•	The intention to complete the intangible asset and use or sell it and the availability of adequate technical, financial and other resources for this purpose.

•	How the intangible asset will generate probable future economic benefits for the Group.

•	The Group’s ability to measure reliably the expenditure attributable to the intangible asset during its development.

Research costs, and development costs not fulfilling the above criteria are expensed as incurred. Development costs recognized as an intangible asset are amortized on a straight-line basis over their estimated useful life, generally not exceeding three years.

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed twenty years.

Software

Software is amortized on a straight-line basis over the expected period of use, not to exceed five years.

Other development costs

An intangible asset is recognized for website development costs when all of the following conditions are met:

•	It is probable that the website will be successfully developed, the Group has adequate technical, financial and other resources to complete the development and has the intention of and ability to complete the site and use or sell it.

•	The website will generate probable future economic benefits;

•	The Group is capable of measuring reliably the expenditure attributable to the website during its development.

Website development costs are recorded in expenses or recognized as an intangible asset depending on the development phase:

•	Initial design costs are expensed as incurred.

•	Qualifying development and graphic design costs are recognized as an intangible asset.

•	Expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits, and it can be reliably estimated and attributed to the website.

3.13	Property, plant and equipment

Cost

The cost of items of property, plant and equipment corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which the Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories.

The cost of networks includes design and construction costs, as well as capacity improvement costs.

Indefeasible Rights of Use (IRU)

Indefeasible Rights of Use (IRU) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Telecom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right covers the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract.

Government grants

France Telecom may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local or regional governments. These grants are deducted from the cost of the related assets and recognized in the income statement, based on the pattern in which the asset’s expected economic benefits are consumed.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to France Telecom (finance leases) are recorded as assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to France Telecom when:

•	The lease transfers ownership of the asset to the lessee by the end of the lease term.

•	The Group has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised.

•	The lease term is for the major part of the estimated economic life of the leased asset even if title is not transferred.

•	At the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Assets leased by France Telecom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Depreciation

Items of property, plant and equipment are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed.

Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years
Switching, transmission and other network equipment	5 to 10 years
Cables and public infrastructure	15 to 20 years
Computer hardware	3 to 5 years
Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively.

3.14	Impairment of non-current assets

Under IAS 36 – Impairment of Assets, long-lived assets must be tested for impairment when there is an indication that they may be impaired. Indicators are reviewed at least at each closing date.

In the case of an other-than-temporary decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Each asset or group of assets is tested for impairment by comparing its recoverable amount to its net book value. When an asset or group of assets is found to be impaired, the recognized impairment loss is equal to the difference between its net book value and recoverable amount.

The recoverable amount of an asset is generally determined by reference to its value in use, corresponding to the future economic benefits expected to be derived from the use of the asset and its subsequent disposal. It is assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions that will exist over the remaining useful life of the asset and the asset’s expected conditions of use.

3.15	Financial assets and liabilities

Financial assets include available-for-sale assets, held-to-maturity assets, assets held for trading, derivative instruments, cash collateral paid on derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, derivative instruments, cash collateral received on derivative instruments and accounts payable.

Financial assets and liabilities are measured and recognized in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Measurement and recognition of financial assets

Held-to-maturity assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables, that the Group has the positive intention and ability to hold to maturity. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method.

At each balance sheet date, the Group assesses whether there is any objective evidence that held-to-maturity assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in equity.

Fair value corresponds to market price for listed securities and estimated fair value for unlisted securities, determined according to the most appropriate financial criteria in each case.

At each balance sheet date, the Group assesses whether there is any objective evidence that available-for-sale assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Loans and receivables

Loans and receivables include loans to and receivables from non-consolidated companies, other loans and receivables and trade receivables. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Cash flows on loans and receivables at variable rates of interest are remeasured periodically, to take into account changes in market interest rates.

At each balance sheet date, the Group assesses whether there is any objective evidence that loans or receivables are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Assets held for trading

Assets held for trading are assets that the Group acquired principally for the purpose of selling them in the near term in order to realize a profit, that form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. This category also includes assets not fulfilling the above criteria that the Group has opted to measure using the fair value option.

Assets held for trading, consisting mainly of mutual fund units, are carried in the balance sheet under “Other financial and current assets”.

Cash and cash equivalents

Cash equivalents are held primarily to meet the Group’s short-term cash needs rather than for investment or other purposes. They consist of instruments that are readily convertible into known amounts of cash and are not exposed to any material risk of impairment. Cash and cash equivalents comprise cash available on demand and short-term investments with maturities generally of three months or less at the date of purchase. They are stated at historical cost which is close to their realizable value.

Measurement and recognition of financial liabilities

With the exception of financial liabilities held for trading, bonds redeemable for STM shares and derivative instruments which are measured at fair value through profit or loss, borrowings and other financial liabilities are initially recognized at fair value and subsequently measured at amortized cost by the effective interest method.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying amount. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the sums paid or received in exchange for the liability. The costs are subsequently amortized over the life of the debt, by the effective interest method.

The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument or, when appropriate, through the period to the next interest adjustment date, to the net carrying amount of the financial liability. The calculation includes all fees and points paid or received between parties to the contract.

Certain borrowings are designated as being hedged by fair value hedges. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized liability or an identified portion of the liability, that is attributable to a particular risk and could affect profit or loss.

Certain other financial liabilities are designated as being hedged by cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized liability or a highly probable forecast transaction (such as a purchase or sale) and could affect profit or loss.

Concerning the bonds redeemable for STM shares, it is not possible to measure the embedded derivative separately from the host contract either at acquisition or at a subsequent financial reporting date; consequently, the entire combined contract is treated as a financial liability at fair value through profit or loss.

Hybrid instruments

Certain financial instruments comprise both a liability component and an equity component. They include perpetual bonds redeemable for shares (TDIRAs), bonds convertible into or exchangeable for new or existing shares (OCEANEs) and bonds with an exchange option.

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option.

The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component.

Financial liabilities held for trading

Financial liabilities held for trading are measured at fair value.

Measurement and recognition of derivative instruments

Derivative instruments are recognized in the balance sheet and measured at fair value. Except as explained below, gains and losses arising from remeasurement at fair value of derivative instruments are systematically recognized in the income statement.

Derivative instruments may be designated as fair value hedges or cash flow hedges:

•	A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an identified portion of the asset or liability, that is attributable to a particular risk – notably interest-rate risks and currency risks – and could affect profit or loss.

•	A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

A hedging relationship qualifies for hedge accounting when:

•	At the inception of the hedge, there is formal designation and documentation of the hedging relationship.

•	At the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125 per cent).

The effects of applying hedge accounting are as follows:

•	For fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value.

•	For cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

3.16	Inventories

Inventories are stated at the lower of cost and net realizable value, taking into account expected revenues from the sale of packages comprising a mobile hand-set and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

3.17	Deferred taxes

In accordance with IAS 12 – Income Taxes, deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, by the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

IAS 12 requires, in particular, the recognition of deferred tax liabilities on all intangible assets recognized in business combinations (trade marks, subscriber base, etc.).

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

•	The Group is able to control the timing of the reversal of the temporary difference (e.g. the payment of dividends); and

•	It is probable that the temporary difference will not reverse in the foreseeable future.

In practice, this means that for fully and proportionally consolidated companies, a deferred tax liability is recognized for taxes payable on planned dividend distributions by these companies.

In accordance with IAS 12, deferred tax assets and liabilities are not discounted.

3.18	Commitments to purchase minority interests (put options)

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests are included in total equity.

Pursuant to IAS 27 and IAS 32 – Financial Instruments: Disclosure and Presentation, in their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognized as a financial debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SA. The fair value of commitments to purchase minority interests is revised at each period-end and the corresponding financial debt is adjusted with a contra-entry to financial income or expense.

3.19	Provisions

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

The amount recognized as a provision corresponds to the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded but details of the obligation are disclosed in the notes to the financial statements.

Contingent liabilities – corresponding to probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control, and to probable obligations that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation – are disclosed in the notes to the financial statements.

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan.

Provisions are discounted when the discounting adjustment is material.

Statutory training rights (DIF)

No provision is recorded for the cost of training courses followed by employees at their own initiative. However, the notes to the consolidated financial statements include disclosures of the cumulative number of hours’ training entitlement at the year-end and the unused portion of the vested entitlement.

In the limited number of cases (request for training leave, redundancy or resignation - CIF) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

3.20	Pensions and other post-employment benefit obligations

Civil service pension plans in France

Civil servants employed by France Telecom are covered by the government-sponsored civil service and military pension plan. France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Telecom has no obligation to fund any future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

Retirement bonuses and other retirement benefits

Under the laws of some countries, employees are entitled to certain lump sum payments or retirement bonuses. The amount of these payments depends on their years of service and end-of-career salary.

Other pension plans

Employees are also entitled to pension benefits under defined contribution and defined benefit plans.

The Group’s obligation under defined contribution plans is limited to the payment of contributions, which are expensed as incurred.

Other post-employment benefits

France Telecom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare costs.

In accordance with IAS 19, obligations under defined benefit plans are measured by the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation which is then discounted. The calculation is based on demographic assumptions concerning retirement age, rates of future salary increases, staff turnover rates, and financial assumptions concerning future interest rates (to determine the discount rate) and inflation. These assumptions are made at the level of each individual entity, based on its local macro-economic environment.

Actuarial gains and losses arising since January 1, 2004 are recognized by the corridor method. This method consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

Other long-term benefits

Other long-term benefits consist mainly of long-service awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

Early retirement plan in France

France Telecom has set up an early-retirement plan for civil servants and employees under contract. Under the terms of the plan, which will expire on December 31, 2006, France Telecom employees aged 55 and over who have completed at least 25 years’ service, are eligible to take early retirement at 70% of their salary for the period up to the statutory retirement age of 60. They also receive a lump-sum payment which is equal to one year’s salary if they take early retirement at 55 and is reduced progressively as the age at which they elect to retire approaches the statutory retirement age.

Under IAS 19, the benefit is treated in the same way as lump sum benefits payable on termination of service and a provision is recognized for the obligation, based on actuarial assumptions.

Other termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions.

For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

3.21	Share-based compensation

In accordance with IFRS 2 – Share-Based Payment, the fair value of stock options, employee share issues and share grants without consideration (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date.

Following the sale by the State of 10.85% of France Telecom SA’s capital in 2004, the State offered shares to current and former France Telecom Group employees in accordance with the Privatization Act of August 6, 1986.

The grant date was taken to be the date when the main terms of the plan were announced to employees, as stipulated in the press release issued by the French standard-setter (CNC) on December 21, 2004 on the topic of employee share ownership plans.

Since the related benefits vested immediately (the vesting period being very short or non-existent), the related compensation expense was recognized in full in 2004. The amount of the recognized expense corresponds to the fair value of the rights at the date of grant.

The value of stock options is generally determined by reference to the exercise price, the life of the options, the current price of the underlying shares, the expected share price volatility, expected dividends and the risk-free interest rate over the life of the options. The amount so determined is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date – corresponding to the vesting period – and in equity for equity-settled plans or in debt for cash-settled plans.

The Group has opted for retrospective application of IFRS 2 to equity- and cash-settled plans. Plans issued prior to December 31, 2003 have been valued in accordance with US GAAP (SFAS 123) using the Black-Scholes options pricing model. Effective from January 1, 2004, all new plans are valued in accordance with IFRS 2 using a binomial model.

3.22	Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

NOTE 4 - RESTATED SEGMENT INFORMATION

Following the changes in the Group’s management structure, effective January 1, 2005, the Group now has four reportable business segments. To facilitate period-on-period comparisons, in the segment analyses presented below the 2004 information has been adjusted to reflect the new organization applicable in 2005.

The Group’s four reportable business segments are:

•	Personal: the “Personal Communication Services” segment, covering the mobile telecommunications services activities in France, the United Kingdom, Poland, and in the rest of the world. It includes the entire Orange subsidiary as well as the mobile telephony business of TP Group (with its subsidiary Centertel) and that of other international companies in the Group.

•	Home: the “Home Communication Services” segment, covering the fixed telecommunications services activities (fixed telephony, Internet services, and services to operators) and revenues from distribution and from the support functions provided to other segments of the France Telecom Group. It corresponds to the activities previously included in the “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, (other than services to businesses in France) and within the Wanadoo subsidiary, as well as the fixed telephony and the Internet activities of TP Group and other international companies of the Group.

•	Enterprise: the “Enterprise Communication Services” segment, covering corporate communications services in France and worldwide services to entreprises. It covers the services to entreprises in France previously included in “Fixed Line, Distribution, Networks, Large Customers and Operators” segment, as well as the global services (activities of the subsidiary Equant).

•	The “Directories” segment, corresponding to the activities of the PagesJaunes group previously included in the subsidiary Wanadoo.

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies.

The use of shared resources is taken into account in segment operating income based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of gross operating margin of the service user.

Segment operating income corresponds to operating income, excluding gains and losses on disposals of assets and the share in profit or loss of associates not directly related to the segment concerned.

The Group has five geographic segments, including the three main geographic markets (France, Poland and the United Kingdom) where it has a stable position, the Rest of Europe and the Rest of the World.

4.1	Analysis by business segment

The following table shows information by business segment for the year ended December 31, 2004:

(in millions of euros)	Personal	Home	Enterprise	Directories	Eliminations	Group total
Year ended December 31, 2004
Net revenue	20,564	22,440	8,235	978	(6,059)	46,158
- External	19,521	17,814	7,858	965	—	46,158
- Inter-segment	1,043	4,626	377	13	(6,059)	—

Gross operating margin	8,076	7,401	2,039	407	—	17,923
Employee profit-sharing	(72)	(156)	(22)	(30)	—	(280)
Share-based compensation	(124)	(212)	(38)	(25)	—	(399)
Depreciation and amortization	(3,388)	(3,935)	(657)	(10)	—	(7,990)
Impairment of goodwill	—	—	(534)	—	—	(534)
Impairment of non-current assets	(5)	10	(184)	—	—	(179)
Gains (losses) on disposal of assets						922
- Allocated by segment	55	194	71	—	—	320
- Not allocable						602
Restructuring costs	(15)	(134)	(32)	—	—	(181)
Share of profits (losses) of associates	—	17	12	1	—	30
Operating income						9,312
- Allocated by segment	4,527	3,185	655	343	—	8,710
- Not allocable						602
Interest expense						(3,621)
Foreign exchange gains (losses)						144
Discounting						(148)
Income tax						(2,477)
Net income before minority interests						3,210

Investments in fixed and intangible assets
- UMTS and GSM licenses	7	—	—	—	—	7
- excluding UMTS and GSM licenses	2,702	2,051	388	8	(8)	5,141
- financed through capital leases	24	—	—	—	—	24
Total investments	2,733	2,051	388	8	(8)	5,172

4.2	Analysis by geographic segment

(in millions of euros)	Year ended December 31, 2004
Revenue contribution	46,158
France	27,446
United Kingdom	6,241
Poland	4,082
Other European countries	4,657
Rest of the World (1)	3,732

(1)	Including all Equant Group companies.

NOTE 5 - MAIN ACQUISITIONS AND DIVESTITURES OF COMPANIES

Details of the main transactions carried out in the year ended December 31, 2004 are as follows:

Main acquisitions

•	Acquisition of Wanadoo SA shares through public offers

Further to a simplified mixed public tender and exchange offer (“offre publique mixte simplifiée d’achat et d’échange”) for Wanadoo shares launched on February 25, 2004, France Telecom acquired 370,267,396 additional Wanadoo shares on May 3, 2004, raising its ownership in Wanadoo to 1,426,228,769 shares, representing 95.94% of the outstanding shares of Wanadoo. As consideration for the shares acquired, France Telecom issued 64,796,795 new France Telecom shares – representing a total acquisition cost of €1,344 million based on France Telecom’s closing share price of €20.75 on April 28, 2004, the date on which the French Financial Markets Council (“Conseil des Marchés Financiers” – CMF) published the results of the offer – and paid €1,805 million in cash.

On June 29, 2004, France Telecom filed a public tender offer (“offre publique de retrait”) followed by a compulsory purchase procedure (“retrait obligatoire”) relating to outstanding shares in Wanadoo, at a price of €8.86 per share. The tender offer subsequently ran from July 12, 2004 to July 23, 2004, and the compulsory purchase procedure took place on July 26, 2004. By acquiring a total of 62,429,567 shares for the sum of around €553 million, France Telecom gained 100% ownership of Wanadoo.

The expenses incurred in respect of these acquisitions were capitalized as part of the acquisition cost of securities in the amount of €15 million before tax.

As indicated in Notice 2004-2409 issued by Euronext Paris SA on July 9, 2004, the Wanadoo shares were withdrawn from the Premier marché of Euronext Paris SA on July 26, 2004. As announced during the offer, the merger of Wanadoo SA into France Telecom was approved at the Ordinary and Extraordinary meeting of France Telecom shareholders on September 1, 2004.

The goodwill corresponding to the additional 29.10% of Wanadoo SA shares acquired by France Telecom (net of the dilutive impact) amounted to €1,276 million.

•	Acquisition of Orange SA shares through public offers

Following the decision of the Paris Court of Appeal to reject the claims of certain minority shareholders, France Telecom proceeded with the compulsory purchase of the outstanding shares in Orange on April 23, 2004 based on the initial terms and conditions. As indicated in Notice 2002-1120 issued by Euronext Paris SA on April 6, 2004, the Orange shares were withdrawn from the Premier marché of Euronext Paris SA, as well as from the London Stock Exchange, on April 23, 2004.

The number of Orange shares finally acquired by France Telecom up to December 31, 2004 through the compulsory purchase procedure and the liquidity contract totaled 55,767,974 shares (at a cost of €469 million), increasing France Telecom’s ownership in Orange to 100%.

At December 31, 2004, the goodwill corresponding to the additional 0.98% of Orange SA shares acquired by France Telecom amounted to €249 million.

Main divestitures

•	Noos

On June 15, 2004, France Telecom sold its non-consolidated 27% interest in Suez-Lyonnaise Telecom (Noos) to Suez at a price of €1. At December 31, 2003, the value of this investment had been written down to zero in France Telecom’s 2003 financial statements. France Telecom offered no contractual guarantees as part of the disposal agreement.

•	PagesJaunes

In accordance with the provisions set out in the public exchange offer for Wanadoo shares and the information memorandum approved by the French stock exchange regulatory authority (“Autorité des Marché Financiers”—AMF) on June 21, 2004 under no. 04-614, in July 2004, when PagesJaunes shares were first traded on the Premier marché of Euronext Paris, Wanadoo placed 101,200,000 existing shares, representing 36.93% of the capital of PagesJaunes, with public investors. The placing price was set at €14.40 per share for institutional investors and €14.10 per share for private investors. In addition, 4,739,610 new PagesJaunes shares resulting from the capital increase reserved for employees were issued at the same time as the placement. Subsequent to these operations, France Telecom held 62% of PagesJaunes SA’s capital at December 31, 2004.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €1,443 million and the net gain on disposal before tax amounted to €199 million.

•	Bitco (Thailand)

On March 2, 2004, Orange reached an agreement with its partners in Bitco - True Corporation Public Company Limited (formerly Telecom Asia) and CP Group - on the partial sale of its interest in Bitco. The transaction, which was completed by the parties on September 29, 2004 at a price of 1 Thai baht per Bitco share, concerned 39% of Bitco’s share capital. Following the transaction, Orange’s interest in Bitco was reduced from 49% to 10% (see Note 17).

Under the above-mentioned agreement, Orange was fully released from all obligations and commitments in respect of the bridge loan taken out in 2002 by TA Orange Company Limited, Bitco’s 99.86%-owned subsidiary.

•	Orange Denmark

In accordance with an agreement entered into on July 7, 2004, Orange sold all of its activities operated under the Orange A/S banner in Denmark to TeliaSonera on October 11, 2004. The cash proceeds generated by France Telecom on this transaction amounted to €610 million, and the corresponding gain on disposal before tax was €38 million. Asset and liability warranties granted by France Telecom as part of this disposal agreement are capped at €90 million.

•	Radianz

In accordance with the agreement signed on October 21, 2004, Equant sold its 49% interest in Radianz to Reuters - its partner in the joint venture - for US$110 million in cash. Under the terms of the contract, Equant is released from all future funding commitments with respect to Radianz, and all the partnership agreements were terminated.

At December 31, 2004, the net impact on cash of this transaction for France Telecom amounted to €89 million and the net gain on disposal before tax was €73 million.

•	STMicroelectronics

On March 9, 2004, France Telecom redeemed all of the bonds exchangeable for STMicroelectronic NV (“STM”) shares which were due to mature on December 17, 2004. Subsequently, the Group indirectly carried out a block sale of the 30 million shares initially underlying these bonds on December 3, 2004. As a result, France Telecom indirectly sold all remaining interests in STM available at that date, i.e. 3.3% of STM’s capital. The net impact on cash of this transaction for France Telecom amounted to €472 million and the net gain on disposal before tax was €249 million.

At December 31, 2004 France Telecom indirectly held (via FT1CI) 26.42 million STM shares underlying bonds redeemable for STM shares maturing on August 6, 2005.

NOTE 6 - REVENUES

Year ended
(in millions of euros)	December 31, 2004
Personal Communication Services	20,564

France	8,365
United Kingdom	5,833
Poland	1,247
Other	5,290
Eliminations	(171)

Home Communication Services	22,440

France	18,002
Consumer services	9,886
Operator services	5,577
Other services	2,539
Poland	3,011
Other	1,584
Eliminations	(157)

Enterprise Communication Services	8,235

Enterprise – Fixed wire telephony (France)	2,965
Enterprise – Networks (France)	2,757
Enterprise – Other products (France)	600
Enterprise – Global services	2,346
Eliminations	(432)

Directories	978

Eliminations	(6,059)

Total	46,158

France Telecom generates substantially all of its revenues from services.

NOTE 7 - OPERATING INCOME AND EXPENSE

7.1	Personnel costs

Personnel costs break down as follows:

(in millions of euros, except number of employees)	Year ended December 31, 2004
Average number of employees (1) (full time equivalent)	204,826

Wages and employee benefit expenses (a)	(8,850)
- Wages and salaries	(6,679)
- Social security charges	(2,388)
- Capitalized personnel costs (2)	505
- Payroll taxes and other	(288)

Share-based compensation (b)	(399)
- Employee share offer	(263)
- Stock options	(136)

- Employee profit sharing (c)	(280)

Total personnel costs (a) +(b) +(c)	(9,529)

(1)	Of whom approximately 42.5% were civil servants at December 31, 2004.

(2)	Capitalized personnel costs correspond to personnel costs included in the cost of assets produced by the Group.

7.2	External purchases

External purchases can be analyzed as follows:

(in millions of euros)	Year ended December 31, 2004
- Commercial expenses (1)	(5,713)
- Other external purchases (2)	(12,157)

Total external purchases	(17,870)

(1)	Commercial expenses include purchases of handsets and other products sold, retail fees and commissions, and advertising, promotional, sponsoring and rebranding expenses.

(2)	Other external purchases include purchases from and payments to operators, overheads, call center outsourcing fees, costs relating to networks, real estate and IT, and purchases of equipment.

7.3	Other operating income and expense

Other operating income and expense break down as follows:

(in millions of euros)	Year ended December 31, 2004
- Business tax	(1,013)
- Additions to/(reversals of) provisions for impairment of receivables and bad debt write-offs	(338)
- Other	(164)

Total	(1,515)

NOTE 8 - IMPAIRMENT

8.1	Goodwill

In 2004, goodwill relating to Equant was written down in full by recording an impairment loss of €534 million.

8.2	Other property, plant and equipment and intangible assets

Total impairment and reversals recorded in 2004 represented a net negative amount of €179 million, primarily including an impairment loss of €184 million relating to Equant’s assets and a €95 million reversal concerning Uni 2’s assets.

8.3	Information concerning the definition of Cash Generating Units

Impairment tests for global assets are carried out based on groups of Cash Generating Units (CGUs).

Global assets include goodwill, intangible assets with indefinite useful lives and assets with finite useful lives (property, plant and equipment, intangible assets with determined useful lives and net working capital).

The table below sets out data relating to the principal groups of CGUs:

(in millions of euros)	Global assets	Of which goodwill (net book value)	Of which intangible assets with an indefinite useful life
Personal (excl. Poland)	40,417	21,581	4,001
Home – Western Europe	11,817	2,746	—
Enterprise	2,394	32	170
Directories	42	230	—
Poland	12,546	2,845	195
Other	—	155	—

Total	—	27,589	4,366

Intangible assets with an indefinite useful life comprise the trade marks recognized in the France Telecom consolidated balance sheet.

Key assumptions used to determine the fair value of Equant and the value in use of the principal groups of CGUs:

CGU group	Personal (excl. Poland)		Directories	Home – Western Europe
Key assumptions used for principal CGUs within the group	Orange France	Orange UK	Directories France	Home – France
Description of key assumptions	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan	Value in use, budget and business plan
Model parameters:

- Applicable period for projected future cash flows	5	5	5	7

- Growth rate used to extrapolate cash flows beyond projection period	3.0%	3.0%	1.7%	0%

- Post-tax discount rate applied*	9.0%	9.0%	8.7%	8.0%

*	The post-tax discount rate is based on a pre-tax discount rate defined by IAS 36 and used to calculate value in use: Orange France: 12.2%; Orange UK: 11.4%; Directories France: 12.5%; Home – France: 11.8%.

CGU group	Enterprise		Poland
Key assumptions used for principal CGUs within the group	Other	Equant	Home	Personal
Description of key assumptions	Value in use, budget and business plan	Fair value (external source)	Value in use, budget and business plan	Value in use, budget and business plan
Model parameters:

- Applicable period for projected future cash flows	5	N/A	5	7

- Growth rate used to extrapolate cash flows beyond projection period	-1.0%	N/A	0%	3.0%

- Post-tax discount rate applied*	9.0%	N/A	10.5%	10.5%

*	The post-tax discount rate is based on a pre-tax discount rate defined by IAS 36 and used to calculate value in use: Enterprise – Other: 14.6%; Home - Poland: 12.8%; Personal – Poland: 12.4%.

NOTE 9 - GAINS AND LOSSES ON DISPOSAL OF ASSETS

(in millions of euros)	Year ended December 31, 2004
Pages Jaunes IPO (net of expenses)	199
Disposal of STMicroelectronics shares	249
Disposal of Radianz shares	73
Disposal of Pramindo shares	57
Disposal of Orange Denmark shares	38
Other disposals of securities	51
Disposals of property, plant and equipment and intangible assets	46
Dilution impact	51
Other (1)	158

Total	922

(1)	At December 31, 2004, mainly relating to the liquidation of companies, including €61 million in connection with Telinvest.

The main disposals of assets during the year are described in Note 5.

NOTE 10 - RESTRUCTURATIONS COSTS

Restructuring costs, net of restructuring provision reversals, break down as follows:

(in millions of euros)	Year ended December 31, 2004
Public sector mobility costs	(25)
Restructuring plans:	(156)
- o/w Orange and subsidiaries (1)	(16)
- o/w TP Group	(34)
- o/w Equant	(28)
- o/w France Telecom Espaňa	(26)
- o/w other	(52)

Total	(181)

(1)	Restructuring costs relating to Orange and charged to the income statement (in profit or loss) in respect of the year ended December 31, 2004 amounted to €16 million.

Restructuring provisions include real-estate costs, primarily concerning leased property that has become vacant or is sub-let to third-parties, following restructuring operations undertaken in the United Kingdom and the United States, and for which the rent received is less than the rent due by Orange.

Movements in restructuring provisions are described in Note 29.

NOTE 11 - FINANCIAL INCOME AND EXPENSE

(in millions of euros)	Year ended December 31, 2004
Financial foreign exchange gains (losses) (a) (1)	144
Other financial expenses, net (b)	(3,621)
Cost of net debt (2)	(3,677)
Changes in fair value of financial assets and liabilities (excl. derivatives) (3)	17
Dividends received	25
Allocations to and reversals of provisions for impairment in value of other financial assets (excl. cash and cash equivalents)	1
Other (4)	13
Discounting expense (c)	(148)

Finance costs, net (a)+(b)+(c)	(3,625)

(1)	Including currency derivatives.

(2)	Including interest-rate derivatives.

(3)	Including a €108 positive impact relating to bonds redeemable for STMicroelectronics shares and negative impacts of €69 million and €22 million concerning put options on minority interests and marketable securities respectively.

(4)	Including a €34 million positive impact of changes in fair value of Equant Contingent Value Rights Certificates and a €28 million negative impact of changes in fair value of NTL warrants.

NOTE 12 - INCOME TAX

12.1	France Telecom Group tax proof

Income tax for 2004 is based on the application of the effective tax rate on pre-tax profit for the year ended December 31, 2004. In France, deferred taxes are calculated based on enacted tax rates, i.e. 34.93% for 2005 and 34.43% for 2006 and thereafter.

The reconciliation between effective income tax expense and the theoretical tax calculated based on the French statutory tax rate is as follows:

(in millions of euros)	Year ended December 31, 2004
Consolidated net income before tax	5,689
Statutory tax rate	35.43%
Theoretical tax	(2,016)

Share of profits (losses) of associates	11
Loss of Wanadoo SA and Wanadoo France tax loss carryforwards	(309)
Reversal of deferred tax valuation allowance (o/w €262 million for FTSA and €10 million for Orange)	272
Recognition of share-based compensation	(127)
Difference in tax rate on subscriber base amortization	(49)
Impact of change in tax rates in France on the losses of the FTSA tax group	(230)
Other	(29)

Effective tax	(2,477)

Tax charge on the results of consolidated companies

(in millions of euros)	Year ended December 31, 2004
Current taxes	(840)
Deferred taxes for the period	(1,392)
Impairment of deferred tax assets
Impact of change in tax rates in France	(230)
Other	(15)

Total	(2,477)

Income tax benefit/(charge)

The income tax split between the tax consolidation group and other subsidiaries is as follows:

(in millions of euros)	Year ended December 31, 2004
- Current taxes	(70)
- Deferred taxes	(1,738)

FTSA tax consolidation group (2004 structure) - see below	(1,808)

- Current taxes	(189)
- Deferred taxes	87

Orange UK Group	(102)

- Current taxes	(71)
- Deferred taxes	(43)

TP Group	(114)

- Current taxes	(150)
- Deferred taxes	(1)

Other French subsidiaries	(151)

- Current taxes	(375)
- Deferred taxes	73

Other foreign subsidiaries	(302)

Total income tax benefit/(charge)	(2,477)

Of which:
- Current taxes	(855)
- Deferred taxes	(1,622)

France Telecom tax consolidation group

At December 31, 2004, the France Telecom SA tax consolidation group comprised:

•	all Orange entities in France, which belonged to the former Orange SA tax consolidation group prior to the public exchange offer. These entities, now more than 95%-owned by France Telecom SA, have joined the France Telecom tax consolidation group in accordance with their option rights;

•	companies included in the former Wanadoo SA tax consolidation group (excluding PagesJaunes and its French subsidiaries), as the effective date of the merger between France Telecom SA and Wanadoo SA had retroactive effect from January 1, 2004. €309 million in deferred tax assets relating to the tax losses carried forward by Wanadoo SA prior to the effective date of the merger, and which cannot be used by the merged entity, were cancelled at December 31, 2004.

The deferred tax charge for the France Telecom SA tax consolidation group mainly consists of:

•	the utilization of Orange France tax loss carryforwards, amounting to €(1,056) million;

•	the utilization of tax loss carryforwards relating to the former France Telecom tax consolidation group, amounting to €(252) million;

•	the loss of Wanadoo SA and Wanadoo France tax loss carryforwards, in an amount of €(309) million;

•	reversals of valuation allowances in an amount of €272 million, and net cash outflows for the year in an amount of €(47) million;

•	the impact of the change in deferred tax rates (34.93% for 2005 and 34.43% for 2006 and thereafter) on tax loss carryforwards relating to Orange France and the former France Telecom tax consolidation group, amounting to €(230) million.

Based on its budgets, business plans and financing plans that reflect the Group’s financial position at December 31, 2004, France Telecom considers that the deferred tax assets recognized in the balance sheet for France Telecom SA and the companies within its tax consolidation group will be able to recovered due to the taxable income expected in the coming years as part of its steadily profitable fixed line and mobile business in France.

The tax audit of France Telecom and its main French subsidiaries for fiscal years 1998 and 1999 is now complete. The reassessments relate mainly to timing differences in taxable amounts. The subsidiaries concerned have set out their comments to the tax authorities. With respect to the tax consolidation group, France Telecom lodged a claim with the tax authorities on July 15, 2004 challenging €97 million of the reassessments issued. At the same date, the Group paid €217 million in respect of reassessments with which it concurred.

The French entities have set aside a €2 million provision in connection with the exit tax on long-term capital gains reserves, as set forth in the amended Finance Law for 2004.

12.2	Balance sheet tax position

The balance sheet tax position breaks down as follows by type of temporary difference:

(in millions of euros)	At December 31, 2004
Early retirement plan	1,190
Impairment of assets	197
Temporarily non-deductible provisions and tax loss carryforwards	7,731
Other deferred tax assets	1,645
Excess tax depreciation and regulated provisions	(271)
Other deferred tax liabilities	(1,350)

Sub-total France Telecom SA tax consolidation group (1)	9,142

Other subsidiaries	(1,651)

Net deferred taxes – France Telecom Group	7,491

(1)	The Orange and Wanadoo tax consolidation groups have been included in the France Telecom tax consolidation group since January 1, 2004.

At December 31, 2004 unrecognized deferred taxes for the France Telecom SA tax consolidation group stood at €1,296 million and arose from non deductible provisions and tax loss carryforwards in an amount of €3,778 million.

Unrecognized deferred taxes relating to entities outside the FTSA tax group amounted to approximately €2,945 million. This total mainly reflects tax loss carry forwards of €8,988 million (representing €2,841 million in deferred taxes) which are not expected to be utilized in the near future based on forecasts of taxable income over the next few financial years.

The Group’s net position is presented as follows in the balance sheet:

(in millions of euros)	At December 31, 2004
Non-current deferred tax assets	9,469
Non-current deferred tax liabilities	(1,978)

Total	7,491

Deferred taxes recognized directly in equity amounted to a negative €41 million, including €22 million representing the impact of perpetual bonds redeemable for shares (TDIRA) and Océane bonds.

NOTE 13 - GOODWILL

The principal goodwill items arising from fully or proportionally consolidated subsidiaries are as follows:

	At
	December 31, 2004			January 1, 2004
(in millions of euros)	Cost (1)	Accumulated impairment	Net	Net
Personal	21,587	—	21,587	21,548
Enterprise	566	(534)	32	546
Home	5,740		5,740	4,125
Directories	230	—	230	318

Total	28,123	(534)	27,589	26,537

Movements in the net book value of goodwill are as follows:

(in millions of euros)	Year ended December 31, 2004
Opening balance	26,537
Acquisitions (1)	1,555
Disposals (2)	(329)
Impairment (see Note 8)	(534)
Translation adjustment	397
Reclassifications and other	(37)

Closing balance	27,589

(1)	Including, in 2004: the purchase of Wanadoo SA shares generating goodwill of €1,276 million, and the acquisition of Orange SA shares further to the tender offer and compulsory purchase procedure and the related liquidity contract, giving rise to goodwill of €249 million.

(2)	Including, in 2004: €237 million relating to the sale of Orange Denmark, further to the transfer to Orange Denmark of a portion of the goodwill relating to OPCS, and €88 million relating to the flotation of 36.93% of PagesJaunes’ capital.

NOTE 14 - INTANGIBLE ASSETS

	At
	December 31, 2004				January 1, 2004
(in millions of euros)	Cost	Accumulated amortization	Impairment	Net	Net
Telecommunications licenses	9,244	(1,220)		8,024	8,491
Patents and rights of use	145	(74)		71	50
Trade marks	4,409		(43)	4,366	4,404
Subscriber base	3,340	(3,151)	(3)	186	753
Software	4,413	(2,494)	(17)	1,902	1,902
Other	816	(514)		302	265

Total	22,367	(7,453)	(63)	14,851	15,865

Movements in the net book values of telecommunication licenses, trade marks and subscriber base between January 1, 2004 and December 31, 2004 were mainly due to the amortization of UMTS licenses and the subscriber base, as well as exchange rate fluctuations.

Movements in the net book values of intangible assets were as follows:

(in millions of euros)	Year ended December 31, 2004
Opening balance	15,865
Acquisitions of intangible assets	1,038
Impact of acquisitions and divestitures	(162)
Disposals	(18)
Amortization	(2,017)
Impairment (1)	(63)
Translation adjustment	145
Reclassifications and other	63

Closing balance	14,851

(1)	Relating to Equant (see Note 8).

Details of the Group’s principal intangible assets (telecommunications licenses)

(in millions of euros)	Acquisition date	Acquisition value		Net book value at Dec. 31, 2004		Concession term	Residual useful Life (2)
GSM United Kingdom	February 1994	761	(1)	541		Renewed annually	10.7
UMTS United Kingdom	September 2000	5,810		5,538		20.0	16.9	(4)
UMTS Netherlands	July 2000	436		240	(3)	15.0	—
UMTS France	August 2001	629		602		20.0	16.6	(4)
UMTS Poland	December 2000	400		400		14.0	—
Other licenses	—	1,208		703		22.0	—

Total telecommunications licenses		9,244		8,024		—	—

(1)	The value of Orange UK’s GSM license reflects the allocation of goodwill relating to Orange. Amortization has been charged against the GSM license since September 1, 2000.

(2)	In number of years, of December 31, 2004.

(3)	At December 31, 2002, an exceptional write-down was taken against the UMTS license acquired in the Netherlands.

(4)	The UMTS licenses to operate mobile networks are amortized on a straight-line basis from the date on which the associated network is technically ready to market services. Amortization of UMTS licenses in the UK and France began on March 1, 2004 and April 1, 2004, respectively.

NOTE 15 - PROPERTY, PLANT AND EQUIPMENT

	At December 31, 2004				At January 1, 2004
(in millions of euros)	Cost	Accumulated depreciation	Impairment	Net	Net
Land and buildings	11,256	(5,653)	(78)	5,525	6,079
Switching and transmission equipment	22,310	(17,486)	(88)	4,736	5,593
Cables and public infrastructure	23,790	(14,932)	(10)	8,848	9,007
Other network equipment	13,146	(6,770)	(44)	6,332	6,273
Computer and terminal equipment	4,898	(3,559)	(8)	1,331	1,308
Other	2,253	(1,696)	(45)	511	712

Total	77,653	(50,096)	(273)	27,283	28,972

Changes in the net book value of property, plant and equipment are as follows:

(in millions of euros)	Year ended December 31, 2004
Opening balance	28,972
Acquisitions of property, plant and equipment (1)	4,163
Impact of acquisitions and divestitures (2)	(243)
Disposals and retirements	(168)
Depreciation	(5,995)
Impairment (3)	(116)
Translation adjustment (4)	791
Reclassifications and other	(121)

Closing balance	27,283

(1)	Including €24 million in assets acquired under finance leases at December 31, 2004.

(2)	For 2004, primarily representing the impact of the sale of Orange Denmark, in an amount of €250 million.

(3)	At December 31, 2004, France Telecom booked an impairment charge against Equant’s property, plant and equipment in an amount of €121 million, allocated in proportion to the net book values of the underlying assets (see Note 8).

(4)	The translation adjustments in 2004 related mainly to movements in the Polish zloty and the US dollar against the euro totaling €816 million and €(32) million, respectively at December 31, 2004.

Capitalized expenditure:

(in millions of euros)	At December 31, 2004
External purchases	442
Personnel costs	505
Other (1)	142

Total	1,089

(1)	Other capitalized expenditure primarily represents sub-contracting costs.

NOTE 16 - INTEREST IN ASSOCIATES

(in millions of euros)	Year ended December 31, 2004
Opening balance	607
Dividends	(2)
Share of profits (losses)	30
Impact of acquisitions and divestitures	6
Purchases of minority interests	12
Disposals of securities (1)	(278)
Translation adjustments	(11)
Other	6

Closing balance	370

(1)	Including €47 million concerning Radianz

The net book values of France Telecom’s interests in associates are as follows (in millions of euros):

Company	Main activity	% control Dec. 31, 2004	Dec. 31, 2004	Jan. 1, 2004
Tower Participations SAS	Broadcasting and audiovisual transmission	36.00	93	86
Radianz (1)	Equant subsidiary	—	0	47
Eutelsat (2)	Satellite organization	—	0	0
BlueBirds Participations France (2)	Satellite organization	20.00	52	52
FT1CI	Holding structure for investments in STMicroelectronics	21.00	196	402
MobilCom (3)	Telephone operator in Germany	28.30	0	0
Other			29	20

Total			370	607

(1)	Equant sold its 49% interest in Radianz to Reuters on October 21, 2004 (see Note 5).

(2)	BlueBirds Participations France holds 23.1% of Eutelsat.

(3)	MobilCom’s market value stood at €311 million at December 31, 2004 based on the share price at that date.

NOTE 17 - ASSETS AVAILABLE FOR SALE

France Telecom’s main investments in non-consolidated companies are as follows:

	At December 31, 2004			Impact of changes in Group structure and impairment	At January 1, 2004
(in millions of euros)	% interest	Fair value	Changes in fair value *		Fair value
Bull SA and other instruments	10.1	47	17	7	23

Main listed companies		47	17	7	23

Satellite organizations (1)	5.4	105	(3)	(49)	157
Optimus (Portugal)	20.2	142	29	0	113
ONE GmbH (formerly Connect Austria)	17.5	98	0	2	96
Bitco (Thailand)	10.0	0		0	0
Noos (2)		—		—	0

Main unlisted companies		345	26	(47)	366

Other companies		204	(71)	(44)	319

Marketable securities and investments available for sale (3)		16		—	16

Other		3		—	3

Total assets available for sale		615	(28)	(84)	727

(1)	Intelsat (5.44%) in 2004; Intelsat, Inmarsat, New Skies Satellites and Eutelsat (TP Group’s interest) in 2003.

(2)	See note 5 – Main acquisitions and divestitures of companies

(3)	Marketable securities and other investments held for over one year are classified as assets available for sale. This item primarily includes investments in Steria amounting to €13 million at December 31, 2004 and December 31, 2003.

*	Recorded in equity in the reserve for assets available for sale.

•	Bull

On December 5, 2003, France Telecom sold all of its OCEANEs (bonds convertible or exchangeable for new or existing shares) in the IT group Bull, for a total amount of €9.8 million, adjustable under an earn-out clause. The gross value of these bonds totaled €32.8 million and was provided for in full. The corresponding capital gain was recognized in the 2004 income statement as the sale contained a suspensive clause based on the implementation of Bull’s restructuring plan. In March 2004, the resale of the OCEANEs by the purchaser led France Telecom to receive additional proceeds of €1.8 million.

As part of Bull’s financial restructuring plan and in accordance with its support thereof announced in 2003, France Telecom invested €6.9 million in a share issue carried out by Bull. Further to these transactions, France Telecom’s interest in Bull represents 10.1%.

•	Satellite organizations

New Skies Satellites (NSS)

On November 2, 2004, NSS, which is 2.9%-owned by France Telecom, sold all of its assets and liabilities to the Blackstone group, having received the approval of its shareholders. The sale agreement provides that the sale price must be fully paid over to NSS’s shareholders. France Telecom’s portion of this amount totaled US$27 million (€22 million). 95% of the sale price was paid on November 16, 2004, representing €21 million and the balance is due to be paid to the shareholders in February 2005. The pre-tax gain on this sale amounted to €3 million.

Intelsat

On August 16, 2004, Intelsat – 5.4%-owned by France Telecom – entered into an agreement with Zeus Holdings (“Zeus”), held by financial funds, providing for a merger between the two companies and the simultaneous withdrawal of Intelsat’s shareholders from the company’s capital through the cancellation of their shares at a price of US$18.75 per share. This agreement was approved by Intelsat’s shareholders in the shareholders’ meeting held on October 20, 2004. On January 28, 2005, Intelsat announced the finalization of its merger with Zeus (see Note 35).

Eutelsat

On September 27, 2004, TPSA sold its 2.34% interest in Eutelsat. The pre-tax gain on this sale amounted to €17 million.

•	Optimus (Portugal)

Optimus is not consolidated as Orange holds only 10.09% of its voting rights.

•	Bitco (Thailand)

On September 29, 2004, Orange reduced its interest in Bitco from 49% to 10% (see Notes 5 and 32).

•	Pramindo Ikat

On December 31, 2004, France Telecom sold all of its shares in the non-consolidated company, Pramindo Ikat. The capital gain on this sale amounted to €57 million.

NOTE 18 - OTHER FINANCIAL ASSETS

The Group does not hold any financial assets to maturity.

18.1	Other financial and non-current assets

	At December 31, 2004			At January 1, 2004
(in millions of euros)	Cost	Provisions	Net	Net
Cash collateral paid (1)	1,129	—	1,129	910
Carryback receivables	1,706	—	1,706	1,706
Accrued interest and current accounts	321	(111)	210	184
In substance defeasance deposits and cross leases (QTE) (3)	760	—	760	1,253
Other (2)	307	(11)	296	340
Total loans and receivables	4,223	(122)	4,101	4,393
Non-current derivatives (assets)(1)	184	—	184	436
Total financial assets carried at fair value	184	—	184	436

Other financial and non-current assets	4,407	(122)	4,285	4,829

(1)	This item is included in the calculation of net debt (see Note 20).

(2)	“Other” mainly includes guarantee deposits and miscellaneous loans as well as advances and downpayments relating to non-current assets.

(3)	This line includes assets relating to FT SA’s QTE leases (€69 million at December 31, 2004 and €70 million at January 1, 2004), Orange’s QTE leases in Switzerland (€127 million at December 31, 2004 and €145 million at January 1, 2004), as well as to in substance defeasance deposits concerning Orange in the United Kingdom (€564 million at December 31, 2004 – including €6 million relating to defeased bonds – and €1,038 million at January 1, 2004). These assets offset part of the related gross debt and are therefore included in the calculation of net debt (see Notes 2.6.18 and 20).

18.2	Other financial and current assets

	At December 31, 2004			At January 1, 2004
(in millions of euros)	Cost	Provisions	Net	Net
Derivatives (current assets)(1)	56	—	56	146
Marketable securities held for trading(1) (2)	240	—	240	1,885
Total financial assets carried at fair value	296	—	296	2,031
Accrued interest and current accounts	34	(18)	16	152
Other	—	—	—	6
Total loans and receivables	34	(18)	16	158

Other financial and current assets	330	(18)	312	2,189

(1)	These items are included in the calculation of net debt (see Note 20).

(2)	Marketable securities held for trading are described in Note 21.

18.3	Additional disclosures

(in millions of euros)
Provisions against other financial assets at January 1, 2004	(261)
Additions to provisions for impairment in value	(20)
Reversals of provisions for impairment in value	136
Translation adjustments	8
Reclassifications	(3)
Provisions against other financial assets at December 31, 2004	(140)

NOTE 19 - TRADE RECEIVABLES, OTHER RECEIVABLES, PREPAID EXPENSES AND OTHER CURRENT ASSETS

(in millions of euros)	At December 31, 2004	At January 1, 2004
Trade receivables (net of provisions) (1)	6,589	6,960
Other receivables	2,695	2,043
Including:
- VAT receivable	1,514	1,265
- miscellaneous receivables	889	452
- other taxes receivable	211	250
- employee-related receivables	64	56
- other	17	20

Prepaid expenses and other current assets	750	768
Including:
- operating prepaid expenses	461	419
- non-operating prepaid expenses	191	208
- advances and downpayments relating to non-current assets	73	84
- other	25	57

(1)	Additions to provisions for impairment of trade receivables amounted to €1,340 million in 2004, net of reversals.

NOTE 20 - DEBT

20.1 Analysis of net debt by composition and maturity

Net debt corresponds to the total gross debt (converted at the year-end exchange rate), less derivative instruments carried in assets for trading, cash flow hedges and fair value hedges, less cash collateral paid on derivative instruments, less cash and cash equivalents and marketable securities, less deposits paid on certain specific transactions (if the related debt is included in total debt), and including the impact of the effective portion of cash flow hedges.

The table below provides a breakdown of net deft by category and period due.

(in millions of euros)	Note	2005	2006	2007	2008	2009	2010 and beyond	Total due in more than one year	Total at Dec. 31, 2004	Total at Jan. 1, 2004
Bonds (1)	22	4,867	3,117	3,416	4,717	3,762	19,210	34,222	39,089	47,443
Bank loans (2)	23	2,470	1,490	955	261	183	205	3,094	5,564	5,179
Finance lease liabilities (3)		123	28	65	32	85	1,376	1,586	1,709	1,761
Impact of derivatives (financial liabilities) (4)	24	232	665	14	298	—	847	1,824	2,056	3,686
Accrued interest payable		1,172	—	—	—	—	—	—	1,172	1,314
Treasury bills		1,293	—	—	—	—	—	—	1,293	2
Bank overdrafts		346	—	—	—	—	—	—	346	973
Other financial liabilities (5)		2,149	242	1,294	2	—	529	2,067	4,216	4,343

Gross debt (A)		12,652	5,542	5,744	5,310	4,030	22,167	42,793	55,445	64,701

Impact of derivatives (financial assets)	18 and 24	56	49	62	44	11	18	184	240	582
Cash collateral paid	18	—	—	—	—	—	1,129	1,129	1,129	910
Other financial assets (6)	18	564	—	—	—	—	196	196	760	1,253
Accrued interest payable		—	—	—	—	—	—	—	—	8
Marketable securities	18 and 21	240	—	—	—	—	—	—	240	1,885
Cash and cash equivalents	21	3,153	—	—	—	—	—	—	3,153	3,370

Sub-total (B)		4,013	49	62	44	11	1,343	1,509	5,522	8,008

Effective portion of cash flow hedges (C) (7)		(8)	(5)	(1)	(5)	—	(82)	(93)	(101)	(8)

Net debt (A)-(B)+(C)		8,631	5,488	5,681	5,261	4,019	20,742	41,191	49,822	56,685

(1)	The following items are included in this caption:

•	The liability component of perpetual bonds redeemable for shares (TDIRAs), amounting to €3,994 million at December 31, 2004 and €4,031 million at January 1, 2004 (see Notes 2.6.6 and 22.1).

•	The liability component of bonds convertible into or exchangeable for new or existing shares (OCEANEs), amounting to €1,053 million at December 31, 2004 (see Notes 2.6.6 and 22.1).

•	Bonds redeemable for STMicroelectronics shares measured at fair value, corresponding to €386 million at December 31, 2004 (€494 million at January 1, 2004).

(2)	This line includes ETMN (Euro Medium Term Notes) issued in 2004 for a total amount of €3.5 billion.

(3)	Finance lease liabilities primarily include the following:

•	Orange’s finance lease liability in the United Kingdom, totaling €1,174 million at December 31, 2004 (€1,188 million at January 1, 2004). At December 31, 2004, this liability was offset in the amount of €558 million by guarantees deposited with UK financial institutions, representing the net present value of Orange’s commitments under its 1995 finance lease (in substance defeasance operations). At January 1, 2004, this liability was offset in the amount of €1,038 million by guarantees deposited in accordance with commitments made in 1995 and 1997 (in substance defeasance operations).

•	Orange’s liability in Switzerland related to the QTE leases, amounting to €127 million at December 31, 2004 (€145 million at January 1, 2004). This liability is offset by related guarantees (see Note 18).

•	FT SA’s liability related to the QTE leases, amounting to €69 million at December 31, 2004 (€70 million at January 1, 2004). This liability is offset by related guarantees (see Note 18).

(4)	Under IFRS, the Equant Contingent Value Rights Certificates (CVRs) are qualified as derivative instruments and were therefore included in debt at January 1, 2004 at fair value (€2,049 million). They were redeemed on July 8, 2004 for €2,015 million.

(5)	The following items are included in this caption:

•	A carryback liability, amounting to €1,508 million at December 31, 2004 (€1,431 million at January 1, 2004), corresponding to the contra entry recorded in relation to the recognition in other financial and non-current assets of the carryback receivable sold by France Telecom (see Notes 2.6.5 and 18).

•	Gross debt carried by the receivables securitization vehicles of France Telecom SA, Orange France and Orange UK (€1,460 million at December 31, 2004 and €1,462 million at January 1, 2004).

•	Interest accrued on perpetual bonds redeemable for shares (TDIRAs), amounting to €548 million at December 31, 2004 and €253 million at January 1, 2004.

•	Commitments to purchase minority interests (put options), amounting to €547 million at December 31, 2004 and €983 million at January 1, 2004. These commitments mainly concern Orange Slovensko (see Note 2.6.4)

(6)	This line includes assets relating to FT SA’s QTE leases (€69 million at December 31, 2004 and €70 million at January 1, 2004), Orange’s QTE leases in Switzerland (€127 million at December 31, 2004 and €145 million at January 1, 2004), as well as to in substance defeasance deposits concerning Orange in the United Kingdom (€564 million at December 31, 2004 –including €6 million relating to defeased bonds – and €1,038 million at January 1, 2004). These assets – i.e. the deposits paid on specific transactions – offset part of the related gross debt and are recorded as other financial and non-current assets (see Note 18).

(7)	The Group has set up cash flow hedges that are eligible for hedge accounting. In accordance with IFRS, the future cash flows underlying the hedges are not included in the calculation of net debt. However, the market value of the derivatives used to hedge these cash flows are included in the calculation. The line “Effective portion of cash flow hedges” is used to offset this temporary difference.

20.2	Weighted average cost of debt

The weighted average cost of the France Telecom Group’s debt was 6.79% at December 31, 2004.

The weighted average cost of debt is calculated as the ratio between net financial expenses, less exceptional items, and average outstandings, calculated based on net debt as defined above, adjusted for the amounts that do not give rise to interest, such as accrued interest payable and liabilities related to commitments to purchase minority interests.

20.3	Covenants

The covenants on France Telecom’s borrowings and credit lines are presented in Note 25.4.

In addition, France Telecom has negotiated cash collateral agreements which may result in monthly payments to various banks, representing the mark-to-market impact of all off-balance sheet operations with these banks. France Telecom has issued borrowings denominated in foreign currencies (USD, CHF, JPY, GBP) which were generally swapped for euros. In 2004, the rise of the euro resulted in a decrease in the market value of off-balance sheet currency hedges, leading to an increase in amounts paid for cash collateral to €1,129 million in 2004 (€910 million in 2003). These amounts are included under “Other non-current assets” (see Note 18).

Certain investments and other assets held by the Orange Group have been pledged to, or used as collateral for, financial institutions to cover bank loans and credit lines (see Note 32).

20.4	Analysis of net debt by currency

(equivalent value in millions of euros at the year-end exchange rate)	FT SA	TP Group	Other		Total
EUR	40,636	234	1,568		42,438
USD	141	33	(253)		(79)
GBP	1,638	—	960		2,598
PLN	494	1,561	—		2,055
Other currencies	1,142	—	538		1,680

Sub-total	44,051	1,828	2,813		48,692

Interest rate impact	(47)	5	—		(42)
Accrued interest payable	1,122	30	20		1,172

Total	45,126	1,863	2,833	(1)	49,822

(1)	Including €1,419 million representing the net debt of the securitization vehicles of France Telecom SA, Orange France and Orange UK.

NOTE 21 - CASH AND CASH EQUIVALENTS AND MARKETABLE SECURITIES

The France Telecom Group’s cash and cash equivalents and marketable securities are as follows:

	At
(in millions of euros)	December 31, 2004	January 1, 2004
Loans due within three months	239	334
Certificates of deposit	840	202
Treasury bills	339	—
Other	548	496

Short-term investments with an initial maturity of less than three months	1,966	1,032

Banks	1,187	2,338

Total cash and cash equivalents	3,153	3,370

Investments in mutual funds (SICAV de trésorerie and Fonds Communs de Placement)	238	1,861
Other	2	24

Total marketable securities	240	1,885

Total cash and cash equivalents and marketable securities	3,393	5,255

NOTE 22 - BONDS

The table below provides an analysis of bonds by issuer:

(in millions of euros)	Note	At December 31, 2004	At January 1, 2004
France Telecom SA – bonds convertible, exchangeable or redeemable into shares	22.1	1,438	6,822
France Télécom S.A.. – perpetual bonds redeemable for shares (TDIRA)	22.1	3,994	4,031
France Telecom SA – other bonds	22.2	31,771	33,898
TP Group	22.3	1,822	2,154
Other issuers (1)		64	538

Total bonds		39,089	47,443

(1)	Including Orange: €35 million at December 31, 2004 and €506 million at January 1, 2004.

The effective global interest rate on France Telecom SA bonds amounted to 6.86% at December 31, 2004.

The effective global interest rate on TP Group bonds amounted to 6.78% at December 31, 2004.

22.1	France Télécom S.A. bonds convertible, exchangeable or redeemable into shares and perpetual bonds redeemable for shares (TDIRAs)

The tables below give details of bonds convertible, exchangeable or redeemable into shares and perpetual bonds redeemable for shares (TDIRA) issued by France Telecom SA and outstanding at December 31, 2004.

Bonds convertible, exchangeable or redeemable into shares

(in millions of euros)
Currency	Amount issued (1)		Original maturity	Nominal rate (%)	At December 31, 2004
EUR	442	(2)	2005	6,750	386
EUR	1,150	(3)	2009	1,600	1,052

Total bonds convertible, exchangeable or redeemable into shares					1,438

(1)	In millions of currency.

(2)	Bonds with a face value of €20,92, redeemable for STMicroelectronics shares between January 2, 2004 and July 27, 2005. These bonds are measured at fair value.

(3)	“Océane” bonds with a face value of €2,581 convertible or exchangeable into new or existing France Telecom shares (OCEANE) from October 20, 2004 at a rate of 100 France Telecom shares per bond, i.e. a conversion price of €25.81 per share, subject to adjustment. These bonds are classified as hybrid instruments (see Note 22.4).

Perpetual bonds redeemable for shares (TDIRA)

(in millions of euros)	At Jan. 1, 2004 (1)	Redemptions	Amortized cost impact	December 31, 2004	Effective interest rate (%)	Interest paid in 2004 (2)
Perpetual bonds redeemable for shares (TDIRA)	4,031	(100)	63	3,994	8.5858%	—

(1)	Including an €18 million impact arising from measurement at amortized cost.

(2)	Interest for 2003 and 2004 was paid on January 1, 2005, representing €547 million.

22.2	France Telecom SA: Other bonds

Other bonds

Currency	Initial nominal value (in millions of currency)		Maturity	Nominal interest rate (%)	Outstanding at December 31, 2004 (in millions of euros)
EUR	1,000		2005	6.125	989
EUR	2,750	(3)	2005	5.000	2,465
GBP	500		2005	7.000	496
FRF (4)	2,000		2005	4.800	305
FRF (4)	1,000	(1)	2005	1.000	145
CHF	1,000	(3)	2006	4.500	430
USD	2,000	(3)	2006	7.200	1,496
FRF (4)	4,500		2006	6.250	687
FRF (4)	6,000		2007	5.750	919
EUR	1,000		2007	6.000	994
EUR (5)	1,000		2007	3-month Euribor +0.250%	998
EUR	3,650	(3)	2008	6.750	3,311
FRF (4)	3,000		2008	5.400	456
FRF (4)	900		2008	4.600 until 03/13/02 then TEC10 (2) less 0.675%	70
USD	500		2008	6.000	391
FRF (4)	1,500		2009	TEC10(2) less 0.75%	228
EUR	2,500		2009	7.000	2,483
FRF (4)	3,000		2010	5.700	455
EUR	1,400		2010	6.625	1,389
USD	3,500	(3)	2011	7.750	2,658
GBP	600	(3)	2011	7.500	852
EUR (5)	750		2012	4.625	743
EUR	3,500		2013	7.250	3,471
GBP	500		2017	8.000	708
GBP	450		2020	7.250	627
USD	2,500	(3)	2031	8.500	1,806
EUR	1,500		2033	8.125	1,502
GBP (5)	500		2034	5.625	697

Total other bonds issued by France Telecom SA					31,771

(1)	With a redemption premium indexed on the value of France Telecom’s shares, capped at 100% of the share value at issuance, and hedged by a swap for the same amount, which indexes this debt on Euribor.

(2)	TEC 10: variable rate with constant 10-year maturity, determined by the Comité de Normalisation Obligataire.

(3)	Bonds with coupons subject to revision if the Company’s credit rating changes.

(4)	These bonds, initially denominated in French francs, have been converted into euros.

(5)	Issued during 2004.

France Telecom SA’s bonds at December 31, 2004 are repayable at maturity, and no specific guarantees have been given in relation to their issuance. In addition, France Telecom’s outstanding long-term borrowings at December 31, 2004 have not been guaranteed. Certain bonds may be redeemed in advance, at the request of the issuer.

22.3	TP Group

The table below provides details at December 31, 2004 of outstanding bonds issued by the TP Group:

(in millions of euros) Currency	Amount issued	Maturity	Nominal rate (%)	At December 31, 2004 (in millions of euros)
PLN	300	2005	7.250%	71
EUR	500	2006	6.625%	494
EUR	475	2007	6.500%	471
USD	800	2008	7.750%	489
EUR	300	2011	4.625%	297

Total bonds issued by TP Group				1,822

22.4	Additional disclosures relating to hybrid instruments

		At December 31, 2004
(in millions of euros)	Note	Liability component (1)		Equity component (1)
Perpetual bonds redeemable for shares (TDIRAs)	22.1, 2.6.6 and 31	3,913	(2)	1,236
Bonds convertible or exchangeable into new or existing France Telecom shares (OCEANEs)	22.1, 2.6.6 and 31	1,053	(3)	97

Total		4,966		1,333

(1)	Excluding the impact of measurement at amortized cost.

(2)	At December 31, 2004 the impact of measuring perpetual bonds redeemable for shares (TDIRAs) at amortized cost was €81 million.

(3)	At December 31, 2004, the impact of measuring OCEANE bonds at amortized cost amounted to €(1) million.

NOTE 23 - BANK BORROWINGS

23.1	Principal borrowers

(in millions of euros)	At December 31, 2004	At January 1, 2004
France Telecom SA	4,305	969
TP Group (1)	557	1,065
Tele Invest and Tele Invest II (2)	349	2,155
Other (3)	353	990

Total bank borrowings	5,564	5,179

(1)	At December 31, 2004, TP Group’s bank borrowings corresponded to drawdowns on credit lines (see Note 23.2).

(2)	At January 1, 2004 the contribution of Tele Invest and Tele Invest II to consolidated debt stood at €2,155 million. During 2004, Tele Invest repaid its debt in full further to Cogecom’s purchase of TP SA shares held by Tele Invest for €1,902 million. Tele Invest II’s total debt amounted to €349 million at December 31, 2004, corresponding to a bilateral credit line (see Note 23.2).

(3)	Of which Orange: €278 million at December 31, 2004 (including €275 million corresponding to credit line drawdowns – see Note 23.2) and €825 million at January 1, 2004.

The effective global interest rate on FT SA’s bank borrowings amounted to 2.76% at December 31, 2004.

The effective global interest rate on TP Group bank borrowings amounted to 3.30% at December 31, 2004.

23.2	Credit lines

At December 31, 2004, France Telecom had the following principal bilateral and syndicated credit lines:

	At December 31, 2004
	Currency	Amounts in currency	Euro-equivalent	Amounts drawn down (1)
		(in millions)	(in millions)	(in millions of euros)
France Telecom SA authorized overdrafts
Bank overdrafts	EUR	150	150	—

France Telecom SA syndicated credit line
Long-term and short-term	EUR	10,000	10,000	—

Orange bilateral credit lines
Short-term (2)	SKK	4 520	117	15
Short-term	EUR	57	57	—
Long-term (2)	USD	90	66	66
Other Orange (2)		—	32	31

Orange syndicated credit lines
Long-term (2)	USD	51	38	38
Long-term (2)	XAF	47,313	72	72
Long-term (2)	EGP	439	53	53

Tele Invest II bilateral credit lines
Long-term (2)	EUR	371	371	349

TP Group bilateral credit lines
Long-term (2)	EUR	419	419	419
Long-term (2)	USD	58	43	43
Long-term and short-term (2)	PLN	839	205	95

TP Group syndicated credit lines
Long-term	PLN	200	49	—
Long-term	EUR	400	400	—

(1)	Before the impact of currency swaps and of measurement at amortized cost.

(2)	At December 31, 2004, drawdowns on these credit lines were included under “Bank borrowings” (see Note 23.1).

23.2.1	France Telecom SA

All France Telecom SA’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year.

On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA. This line of credit is divided into two tranches: one €2.5 billion tranche maturing in 2005 and renewable for a further one year period, and one €7.5 billion tranche maturing in 2009. This new credit line is not subject to any specific covenants.

The financial terms and conditions of the credit lines evolve in line with France Telecom’s credit rating according to Standard & Poor’s, Moody’s and Fitch. The credit lines were issued at the following initial terms and conditions:

	Amount (in €)	Maturity	Fee on undrawn amounts	Margin

Tranche 1	2.5 billion	364 days, renewable	8 basis points	27.5 basis points

Tranche 2	7.5 billion	5 years	11.5 basis points	35 basis points

There was no change in the terms specified above in 2004.

No amount was drawn down under this credit line in 2004.

23.2.2	Orange

On February 4, 2004, a credit facility totaling €1,428 million at December 31, 2003 (€367 million utilized at the same date) was cancelled and the used portion was repaid in advance of term. All pledges over assets held by Orange in the United Kingdom and all of the related covenants were released as of that date (see Note 32).

23.2.3	Tele Invest II

On January 17, 2005, Tele Invest II repaid its credit facility at the time of the exercise by Kulczyk of the put option on its 3.57% interest in TP SA’s capital (see Note 35).

NOTE 24 - DERIVATIVES

24.1	Analysis of the fair value of derivatives

The following table provides details of the fair value of derivatives at December 31, 2004 and January 1, 2004:

	At
(in millions of euros)	Note	December 31, 2004		January 1, 2004
Derivatives (assets)
Cash flow hedges		27		108
Fair value hedges		62		326
Derivatives held for trading (1)		151		148

Total derivatives (assets)	18 and 20	240		582

Derivatives (liabilities)
Cash flow hedges		252		9
Fair value hedges		1,232		3,291
Derivatives held for trading		572		386

Total derivatives (liabilities)	20	2,056		3,686

Net derivatives (balance sheet liability position)		1,816	(2)	3,104

(1)	Including equity derivatives: €18 million at December 31, 2004 and €49 million at January 1, 2004.

(2)	At December 31, 2004 the net liability position of €1,816 million primarily corresponded to derivatives held by France Telecom SA (€1,612 million including €1,168 million relating to hedges) and TP Group (€223 million).

24.2	Disclosures relating to derivatives qualifying as hedges

The table below provides a description of France Telecom SA’s hedging transactions at December 31, 2004:

	Notional maturity							Fair value
(in millions of euros)	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Beyond 5 years	Total
Cash flow hedges
Cross interest rate swaps and currency swaps	—	—	—	—	—	1,353	1,353	201
Caps	—	—	450	—	—	—	450	(1)

Fair value hedges
Cross interest rate swaps and currency swaps	—	1,618	—	—	—	2,565	4,183	1,007
Interest rate swaps	—	—	—	367	—	—	367	(39)
Total	—	1,618	450	367	—	3,918	6,353	1,168 (3)

(1)	Balance sheet liability position.

24.3	Analysis of currency instruments by currency

At December 31, 2004 France Telecom SA’s net balance sheet liability position in relation to derivatives amounted to €1,612 million. This total breaks down into €1,659 million relating to currency instruments and €(47) million relating to interest-rate instruments.

The following table analyzes the fair values of the liability leg of FT SA’s currency instruments by currency at December 31, 2004:

(in millions of euros)	EUR	USD	CHF	GBP	Other currencies	Total
Forward purchases	2	(2)	—	1	—	1
Currency swaps	71	(17)	(1)	(14)	14	53
CCIRS (1)	1,603	—	—	—	—	1,603
Currency options	2	—	—	—	—	2

Total (balance sheet liability position)	1,678	(19)	(1)	(13)	14	1,659	(2)

(1)	Currency component of cross currency interest swaps, euro borrower and foreign currency lender positions.

(2)	Balance sheet liability position.

NOTE 25 - EXPOSURE TO MARKET RISKS AND FINANCIAL INSTRUMENTS

25.1	Interest rate risk management

France Telecom seeks to balance its long-term debt portfolio between fixed and variable rate instruments in euros so as to minimize interest costs by using interest rate derivative instruments such as swaps, futures, caps and floors within limits established by Management.

25.1.1	Management of fixed rate/variable rate debt

The fixed rate portion of France Telecom’s gross borrowings after swaps decreased from 82.9% at January 1, 2004 to 73.3% at December 31, 2004, reflecting the fact that in 2004, repayments were at fixed rates and that new borrowings were primarily issued at variable rates: a €1 billion Floating Rate Notes (FRN) issue in January 2004, issues of treasury bills (of which €1,293 million remains outstanding at December 31, 2004), and a €3.5 billion private EMTN issue in 2004.

25.1.2	Analysis of the Group’s sensitivity to changes in interest rates

Sensitivity of financial expenses

France Telecom’s derivative instruments are broken down into two accounting categories:

•	The portfolio of derivatives that qualify for hedge accounting, which was highly effective at December 31, 2004.

•	The portfolio of derivatives that do not qualify for hedge accounting, which have a low sensitivity to interest rate changes as a sudden 1% rise in interest rates would lead to a €9 million decrease in financial expenses.

Approximately 27% of the Group’s net debt after taking into account any swaps designated as hedges (excluding swaps qualifying as trading derivatives) is at variable rates. A sudden 1% rise in interest rates would lead to an increase of approximately €154 million in financial expenses.

Overall, based on a constant amount of debt and a consistent management policy, a 1% rise in interest rates would result in an increase of approximately €145 million in financial expenses.

Sensitivity of net debt

A 1% rise in interest rates would lead to an estimated reduction in the market value of debt after swaps of approximately €1.9 billion, which represents 3.5% of the market value of the Group’s net debt.

25.2	Foreign currency risk management

Operations

France Telecom’s foreign operations are carried out by subsidiaries which mainly operate in their own countries. Therefore, the exposure of subsidiaries to foreign currency risk on their commercial transactions is limited.

At December 31, 2004, net foreign exchange gains related to business operations amounted to €20 million. These primarily concerned TP Group, which recorded €36 million in exchange gains during fiscal 2004.

Financial operations

France Telecom usually hedges the currency risk related to the issuance of foreign currency borrowings.

The following table provides details of the exposure to exchange rate fluctuations of the foreign currency borrowings of the entities bearing the principal exchange rate risks: France Telecom SA, Orange and TP Group.

	Currency
	USD	PLN	GBP	CHF	DKK	SEK	EUR	Total Converted into euros	€ millions 10% exchange rate fluctuation
FT SA	(409)	(2,022)	(949)	(194)	(4,558)	(10)	—	(2,881)	(320)
TP Group	(16)	—	—	—	—	—	(258)	(270)	29
Orange	(91)	—	—	—	—	—	72	5	(14)

Total (currency)	(516)	(2,022)	(949)	(194)	(4,558)	(10)	(186)	(3,146)	—

Total (euros)	(379)	(495)	(1,346)	(126)	(613)	(1)	(186)	(3,146)	(305)

The above table presents a scenario corresponding to exchange rate fluctuations of 10% that maximize the exchange rate risk of France Telecom SA, TP Group and Orange, i.e. a 10% decrease in the value of the euro against the dollar, zloty, pound sterling, Swiss franc, Danish krone, Swedish krona and the Egyptian pound, as well as a 10% increase in the US dollar against the Dominican peso. These unfavorable exchange rate movements would result in a foreign exchange loss of €305 million.

The following table provides details of the notional amounts of currencies to be delivered and received relating to exchange rate instruments (currency swaps, forward currency contracts and currency options) held by the France Telecom Group. Issues in US dollars, yen and sterling have been mainly converted into euros (by France Telecom SA) and zloty (by TP Group):

	Currency
	EUR	USD	JPY	GBP	PLN	Other currencies	Total euro equivalent
Asset leg of currency swaps	1,181	6,325	2,000	600	—	—	6,690
Liability leg of currency swaps	(6,506)	(25)	—	—	(11,078)	—	(9,237)
Currency to be received on forward currency contracts	3,046	3,292	9,800	1,506	—	137	7,806
Currency to be delivered on forward currency contracts	(4,622)	(665)	(1,700)	(891)	(2,030)	(976)	(7,860)
Currency options	129	50	—	—	(661)	(19)	(14)

Total (1)	(6,772)	8,977	10,100	1,215	(13,769)	(858)	(2,615)

(1)	Positive amounts indicate the currencies to be received and negative amounts indicate the currencies to be delivered.

25.3	Liquidity risk management

On December 5, 2002, France Telecom announced that there were three components to strengthening the Group’s financial position and its ability to meet its obligations:

•	strengthening equity: France Telecom met this first commitment via a capital increase of nearly €15 billion on April 15, 2003,

•	a plan for improving operational performance,

•	extending debt maturities.

Since its December 5, 2002 announcement, France Telecom has carried out transactions relating to:

•	bonds issued for an amount of €11.7 billion with an average initial maturity of around 12.3 years at December 31, 2004;

•	OCEANE bonds (convertible or exchangeable into new or existing France Telecom shares) issued for an amount of €1.15 billion with an average initial maturity of around 4.3 years at December 31, 2004 (see Note 22);

•	EMTNs (Euro Medium Term Notes) issued for an amount of €3.6 billion with an average initial maturity of around 1.9 years at December 31, 2004;

•	credit lines: after having extended the term of its €5 billion syndicated credit line to three years in 2003, France Telecom totally restructured its syndicated and bilateral credit facilities during the first half of 2004 by canceling the credit lines existing at December 31, 2003 or those put in place in the first quarter of 2004 and replacing them with a new €10 billion syndicated credit line on June 22, 2004. This new credit facility includes a 364-day renewable €2.5 billion tranche, and a €7.5 billion tranche with a maturity of 5 years (see Note 23).

At December 31, 2004, the liquidity position as detailed below approximated €14 billion.

	At
(in millions of euros)	December 31, 2004	January 1, 2004
Available draw-downs on the €10 billion credit line, reduced to €5 billion in 2004 (1)	—	10,000
Available draw-downs on the €5 billion credit line (1)	—	5,000
Available draw-downs on the multi-currency credit line (1)	—	1,108
Available draw-downs on the new syndicated credit line (1)	10,000	—
Authorized overdrafts	150	150

France Telecom SA credit facilities (1)	10,150	16,258

Amounts not utilized under the Group’s other main credit facilities (2) (see Note 23)	719	—

Cash and cash equivalents and marketable securities (see Note 21)	3,393	5,255
Bank overdrafts	(346)	(973)

Liquidity position	13,916	20,540

(1)	All France Telecom SA’s bilateral and syndicated credit lines existing at December 31, 2003 or put in place during the first quarter of 2004 were cancelled in the first half of the year. On June 22, 2004, a new €10 billion syndicated credit line was entered into by France Telecom SA (see note 23).

(2)	Including the deduction of €22 million corresponding to the amount not drawn down by Tele Invest II at December 31, 2004 which was no longer available for draw-down after repayment by Tele Invest II of its credit facility on January 17, 2005 (see Note 23).

France Telecom’s credit ratings

At December 31, 2004, France Telecom SA’s credit ratings were as follows:

	Standard & Poor’s	Moody’s	Fitch IBCA
Long-term debt	BBB+	Baa2	A-
Outlook	Positive	Positive	Stable
Short-term debt	A2	P2	F2

On February 18, 2004, Standard & Poor’s upgraded France Telecom’s long-term debt rating from BBB to BBB+. On March 3, 2004, Moody’s upgraded France Telecom’s long-term debt rating from Baa3 to Baa2 and its short-term debt rating from P-3 to P-2. In addition, on June 14, 2004, Fitch upgraded France Telecom’s long-term debt rating from BBB+ with a positive outlook to A- with a stable outlook.

A portion of the debt (€12.8 billion of the outstanding balance at December 31, 2004) includes step-up clauses.

Standard & Poor’s upgrading of France Telecom’s debt rating on February 18, 2004 has resulted in a 25 basis point decrease in coupons for the bonds with time-lag step-up clauses, beginning with the coupons in February 2004 for the Swiss franc denominated bonds issued in January 2001 and the coupons in March 2004 for the US dollar, euro and pound sterling denominated bonds issued in March 2001. The positive impact of the Standard & Poor’s rating upgrade is estimated at €22 million before tax for 2004.

Moody’s upgrading of France Telecom’s rating on March 3, 2004 has resulted in a 25 basis point decrease in bonds with time-lag step-up clauses, beginning with the coupons in March 2004 for bonds denominated in euros and pound sterling issued in March 2001 and the coupon in September 2004 for the US dollar denominated bonds issued in March 2001. The delay between the date of the upgrade by Moody’s and the date of the upgrade by Standard & Poor’s explains why the positive impact (before taxes) of the upgrade by Moody’s is estimated to be only €13 million for 2004.

25.4	Management of covenants

•	Commitments concerning financial ratios

Further to the new €10 billion syndicated credit line set up on June 22, 2004, which replaced all France Telecom SA credit lines in force at December 31, 2003 or put in place in the first quarter of 2004, the Company’s credit lines or borrowings are no longer subject to any specific covenants covering compliance with financial ratios.

However, most loans taken out by subsidiaries provide for a commitment to comply with specific financial ratios. The Group remains bound by the following commitments, in particular:

•	Certain financial ratios have to be respected in connection with Orange’s receivables securitization programs (notably gearing and interest cover ratios with respect to Orange France and Orange SA). If these ratios are not respected, the sale of receivables is discontinued in order to progressively pay the holders of beneficial interests with the cash received.

•	TP SA has undertaken to respect certain financial ratios and targets, notably TP Group’s ratio of net debt to EBITDA[1], which must be less than or equal to 3. The calculation of this ratio is established on the basis of international accounting standards, including certain contractual adjustments. EBITDA[1] is calculated on a rolling 12-month basis.

At December 31, 2004, the ratios calculated met the conditions required.

The financing of Kulczyk Holding’s purchase of its shares in TP SA, in respect of which France Telecom granted a guarantee (see Note 32) was also subject to compliance with certain financial ratios. Further to the purchase by France Telecom of Kulczyk Holding’s TP SA shares in October 2004 and January 2005 (see Notes 32 and 35), these commitments are no longer in force.

[1]	EBITDA as defined in the agreements with the financial institutions.

•	Commitments related to instances of default or material adverse changes in financial position

Most of France Telecom’s financing agreements, including in particular the new €10 billion syndicated credit line set up on June 22, 2004, as well as the bonds issued within the scope of the EMTN program and France Telecom SA’s bilateral credit lines, are not subject to cross default or early repayment clauses in the event of a material adverse change in the financial position of the borrower. The accelerated repayment clauses stipulate that default by the borrower on a given contract does not automatically lead to the accelerated repayment of all other contracts.

As regards structured financing contracts, several repayment scenarios are possible for France Telecom SA: (i) standard repayment scenarios on the contractual maturity date of the programs at December 31, 2007 (renewable maturity); and (ii) accelerated repayment, notably in the event of a downgrading of France Telecom’s long-term debt rating to BB-. In the event of early repayment, the securitization conduits stop participating in the financing of new receivables and cash received on previously divested receivables serves to repay holders of beneficial interests progressively.

•	Other commitments

As part of the sale of future State receivables accounted for as bank loans, France Telecom provides a guarantee to the receiving establishment concerning the existence and amount of the receivables sold and undertakes to pay a related indemnity.

25.5	Credit risk management

Financial instruments that could potentially subject France Telecom to concentrations of credit risk consist primarily of cash equivalents, negotiable bills, marketable securities, trade accounts receivable and hedging instruments.

France Telecom considers that it has an extremely limited exposure to credit risk with respect to trade accounts receivable due to its large and diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

France Telecom invests its cash and cash equivalents and marketable securities with financial institutions and industrial groups that are rated A-/A3 or above. On the rare occasions when investments are made with lower-rated counterparties, the rating is the best available rating in the country concerned.

France Telecom enters into interest rate and foreign exchange contracts with major financial institutions. France Telecom believes that the risk of these counterparties defaulting is extremely low, since their credit ratings are monitored and financial exposure to any one financial institution is limited. For each financial institution, the maximum loss in the event of non-performance is determined based on the notional amounts of interest rate and foreign exchange contracts outstanding, to which coefficients are applied that take into account the remaining duration of the operation and the type of transaction involved.

Individual limits are established based on the counterparty’s credit rating and net assets. In addition, France Telecom has collateralization agreements with a certain number of its counterparties.

25.6	Market risk on shares

In 2003, France Telecom acquired options to purchase France Telecom shares for an amount of €9 million, which were intended to cover in part - and up to December 13, 2004 - the bonds exchangeable for France Telecom shares maturing in 2005. At December 31, 2004, these options had not been exercised and the bonds were redeemed in advance of term on December 13, 2004. At December 31, 2004, France Telecom SA no longer held any options to purchase its own shares.

NOTE 26 -FAIR VALUE OF FINANCIAL INSTRUMENTS

The principal methods and assumptions used to estimate the fair value of each class of financial instruments are described below.

For cash and cash equivalents and trade receivables and payables, France Telecom considers their carrying amount to be the most representative estimate of market value, due to the short-term maturity of these instruments.

The market value of non-consolidated investments in quoted companies and marketable securities have been estimated based on quoted market prices at the period-end. Other securities are measured using available information based on factors such as market value, discounted future cash flows and comparable multiples (see Note 18).

The market value of long-term and short-term debt was determined using:

•	the estimated value of future cash flows, discounted using rates available to France Telecom at the end of the period for instruments with similar terms and maturities;

•	the quoted market value for convertible, exchangeable and indexed bonds.

	At December 31, 2004
(in millions of euros)	Book value	Estimated fair value
Long-term loans (1)	50,236	55,790
Bank overdrafts and short-term loans (1)	4,037	4,027
Accrued interest on loans	1,172	1,172
Total	55,445	60,989

(1)	The fair values presented exclude accrued interest (except as regards derivatives).

NOTE 27 - EMPLOYEE BENEFITS

27.1	Key Figures

	At
(in millions of euros)	December 31, 2004	January 1, 2004
Pensions and other post-employment benefit obligations	707	723
Other employee-related payables and payroll taxes payable	1,903	1,494

Total employee benefit obligations	2,610	2,217

Of which current	1,982	1,567

Of which non-current	628	650

27.2	Pensions and other post-employment benefit obligations

	Post-employment benefit plans
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits	Long-term benefits	Total
Change in benefit obligation
- Benefit obligation at the beginning of the period	255	237	194	251	937
- Service cost	20	14	3	5	42
- Interest cost	13	13	9	4	39
- Employee contributions	6				6
- Amendments	(6)	1			(5)
- Curtailments/settlements	(1)	(4)	(35)	(10)	(50)
- Actuarial losses/(gains)	33	12	41	1	87
- Benefits paid	(16)	(16)	(8)	(9)	(49)
- Changes in Group structure:
- Acquisitions/disposals
- Other (exchange differences)	(3)	2	2	10	11

- Benefit obligation at the end of the period:	301	259	206	252	1,018
- Benefit obligation at the end of the period in respect of employee benefit plans that are wholly or partly funded	298	28			326
- Benefit obligation at the end of the period in respect of employee benefit plans that are wholly unfunded	3	231	206	252	692

Change in plan assets
- Fair value of plan assets at the beginning of the period	146	2			148

- Actuarial return on plan assets	12	0			12
- Employer contributions	24	—			24
- Employee contributions	6	—			6
- Curtailments/settlements	(1)				(1)
- Benefits paid	(16)	(1)			(17)
- Changes in Group structure	(4)				(4)
- Acquisitions/disposals
- Other (exchange differences)	(2)	0			(2)
- Fair value of plan assets at the end of the period:	165	1			166

	Post-employment benefit plans			Long-term benefits	Total
(in millions of euros)	Annuity- based plans	Capital- based plans	Other post- employment benefits
- Service cost	20	14	3	5	42
- Interest cost	13	13	9	5	40
- Expected return on plan assets	(10)				(10)
- Actuarial (gains)/losses				1	1
- Amortization of unrecognized prior service cost		6	(1)		5
- Impact of curtailments/settlements		(4)	(36)	(11)	(51)
- Asset ceiling adjustment

Net periodic pension cost	23	29	(25)	0	27

Change in provisions (assets)
- Provision/(asset) at beginning of period	98	173	201	251	723
- Net periodic pension cost	23	29	(25)		27
- Contributions paid by the employer	(24)		0		(24)
- Benefits directly paid by the employer	(1)	(15)	(8)	(9)	(33)
- Changes in Group structure: Acquisitions/disposals
- Other		2	2	10	14

- Provision/(asset) at end of period	96	189	170	252	707

An amount of €186 million was expensed in the year in respect of defined contribution plans.

The assumptions used for the Eurozone (representing over 90% of France Telecom’s liability) are as follows:

•	Discount rate: 4.5% long-term rate; short-term rate of between 3.75% and 4%, depending on the maturity of the plan.

•	Inflation rate: 2%

•	Expected long-term increase in salaries: 2%

•	Expected return on plan assets: 5%

NOTE 28 - SHARE-BASED COMPENSATION

France Telecom SA does not currently have any stock option plans in force. At France Telecom’s Ordinary and Extraordinary Shareholders’ Meeting of September 1, 2004, the Company’s shareholders authorized the Board of Directors to grant stock options in France Telecom to employees or executive directors up to November 1, 2007.

Orange SA, Wanadoo SA and Equant granted their executive directors and employees stock options prior to 2004. The terms and conditions of the Wanadoo and Orange plans (set up in connection with the buyout of the minority shares in these companies) are provided below, along with a breakdown of the plans.

28.1	Orange liquidity contract

Upon completion of the tender offer followed by a compulsory purchase of outstanding Orange shares, France Telecom offered Orange stock option holders and holders of Orange shares obtained upon exercise of stock options, the possibility of entering into a liquidity contract.

Orange shares covered by the liquidity contract are automatically transferred to France Telecom either upon exercise by the participants of the relevant options or at the end of the unavailability period for options already exercised.

The signatories to the liquidity contract undertake not to exercise their options before the end of any tax or social security unavailability period and more generally not to transfer or convert into bearer shares, any Orange shares obtained upon the exercise of their options in such manner as to render Orange or one of its subsidiaries liable to pay social security or tax contributions.

The shares are exchanged based on the exchange ratio applicable in the exchange offer, i.e. 0.445 France Telecom share for 1 Orange share at December 31, 2004, adjusted, where applicable, to take into account any changes in the share capital or shareholders’ equity of France Telecom as described in the liquidity contract, and consistent with usual practices and within the limits of relevant laws and regulations.

In accordance with accounting policies, the Orange stock options covered by the liquidity contract must be treated as options to purchase or subscribe for France Telecom shares and be considered as dilutive instruments from the closing date of the public exchange offer in relation to Orange shares, i.e. October 7, 2003, provided that their exercise price divided by 0.445 does not exceed the market price of France Telecom shares at December 31, 2004.

In compensation for the Orange shares, France Telecom may choose to remit (i) new or existing France Telecom shares, (ii) a cash payment equal to the value of the number of France Telecom shares corresponding to the exchange ratio, as such value is determined by reference to an average market price of France Telecom shares over the 20 trading days preceding the implementation of the transfer of the Orange shares, pursuant to the terms of the liquidity contract, or (iii) a combination of shares and cash.

28.1.1	Description of plans at the grant date

All Orange stock option plans were classified as equity settled at the grant date. However, since March 9, 2004 France Telecom has been temporarily obliged to settle these options in cash. These plans are now therefore treated as cash settled plans for an indefinite period. Orange stock option plans can be divided into four categories: International, France, USA and Sharesave.

The “International” plans (2001, 2002 and 2003) represent a total of 85,513,210 options with terms of ten years, except for Switzerland where the term is twelve years. The vesting period for most of the plans is three years, with options either vesting progressively at a rate of one third per year over the three-year period or fully at the end of the vesting period. Certain options have 2-year vesting periods and others have individually defined vesting periods.

The “France” plans (2001, 2002 and 2003) represent a total of 45,983,363 options with terms of 10 years. The options under most of these plans vest in full after a three-year vesting period. However, certain plans have individually defined vesting periods.

The “USA” plans (2001,2002 and 2003) represent a total of 3,621,755 options with terms of 10 years. The options under most of these plans vest progressively over a period of approximately 40 months (30% after approximately 15 or 16 months and an additional 17.5% per six month period thereafter). However, certain options granted under the 2001 plan have a five-year vesting period with options vesting at a rate of 20% per year.

The “Sharesave” plans, which concern the United Kingdom and the Netherlands, have an exercise period of 6 months from the vesting date. The exercise price for the plans in the United Kingdom is denominated in pounds sterling. The 4,037,379 options granted under the UK SAVE – 5 year (2001) plan vest after approximately 5 years. The 5,839,507 options granted under the UK SAVE – 3 year (2001, 2002 and 2003) plans and the 232,186 options granted under the Netherlands SAVE – 3 year plans vest after approximately three years.

The Group’s consolidated subsidiaries Mobistar and ECMS (Mobinil) have also set up the following stock option plans:

•	Mobistar: 849,883 stock subscription options granted in 2000, which will be fully vested in July 2005.

•	ECMS: 479,000 options granted in 2003 which have a term of seven years and vest after three years.

28.2	Wanadoo

Wanadoo’s 2000, 2001, 2002 and 2003 stock option plans can be broken down into two categories: plans for French employees, representing a total of 30,630,000 options, and those for UK employees (Wanadoo UK – formerly Freeserve), representing 8,475,327 options. All these plans are equity-settled (although they were temporarily cash settleable from March 9, 2004 through September 1, 2004) and have ten-year terms.

For French employees, the stock options vest in full after three years (or five years for the 2000 plan). In addition, the exercise of the options granted under the 2000 and 2001 plans is subject to a number of performance conditions relating to the underlying shares and operating results. Stock options granted under the UK plans vest progressively over a period of approximately three years (50% after 2 years and 50% after 3 years).

28.3	Equant

Equant set up stock option plans in 2001, 2002, 2003 and 2004 representing a total of 8,554,118 options. All of these plans are equity-settled and have 10-year terms. The vesting period for most of the plans is three or four years (one third per year for three years or a quarter per year for four years).

For all the plans (Orange, Wanadoo and Equant) a four-year holding period applies to the shares acquired on exercise of stock options by French beneficiaries in accordance with French tax law.

Movements in stock option plans during the period

Details of the stock option plans granted by to its employees can be summarized is as follows for the period from January 1, 2004 through December 31, 2004:

Orange stock option plans
	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	115,054,616	€8.72

Granted	—	—
Exercised	(8,546,003)	€7.76
Cancelled, returned, lapsed	(7,570,470)	€9.05
Options outstanding at the end of the year	98,938,143	€8.77

Mobistar stock option plans
	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	778,770	€34.15

Granted	—	—
Exercised	(517,520)	€34.15
Cancelled, returned, lapsed	(5,424)	€34.15
Options outstanding at the end of the year	255,826	€34.15

Mobinil stock option plans
	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	493,750	€6.10

Granted
Exercised
Cancelled, returned, lapsed
Options outstanding at the end of the year	493,750	€6.10

Equant stock option plans
	Nombre d’options	Prix d’exercice moyen pondéré
Options outstanding at the beginning of the year	7,815,390	€16.01

Granted	1,626, 641	€7.96
Exercised	(103,704)	€20.81
Cancelled, returned, lapsed	(1,545,420)	€20
Options outstanding at the end of the year	7,792,907	€13.47

(1)	Beneficiaries exercising Equant options in 2004 received a Contingent Value Rights Certificate valued at approximately €15.

Wanadoo stock option plans
	Number of options	Weighted average exercise price
Options outstanding at the beginning of the year	32,326,955	€7.41

Converted to France Telecom options (7/18)	12,554,718	€19.06

Granted	—	—
Exercised	(1,825,516)	€15.41
Cancelled, returned, lapsed	(443,408)	€18.96
Options outstanding at the end of the year	10,285,794	€19.71

Options outstanding at December 31, 2004:

	Number of options	Weighted average residual vesting period (in months)	Weighted average exercise price	Number of options exercisable at Dec. 31, 2004
Orange stock option plans (France)	98,938,143	3	€8.77	42,967,615
Mobistar stock option plans	255,826	4	€34.15	66,465
Mobinil stock option plans	493,750	14	€6.10	0
Equant stock option plans	7,792,907	19	€13.47	3,483,831
France Telecom stock option plans	10,285,794	7	€19.71	3,532,307
Total	117,766,420	4.20	€9.9	50,050,218

28.4	Fair value of options granted during the year and cash-settled options at December 31, 2004

France Telecom has measured the fair value of goods or services received from employees during the year based on the fair value of the equity instruments granted. Equant was the only Group company to issue stock options in 2004 and no other equity instruments were granted during the year.

Equant granted 1,626,641 options with a weighted fair value of €4.52 per option at the date of grant. The values of the 2004 Equant stock options have been calculated using a binomial model which reflects the expected exercise behavior of grantees based on an exercise threshold expressed as a multiple of the exercise price, which represents the share value at which the Group expects all the options to be exercised. The threshold used to calculate these fair values is 2. The key assumptions are set out in the table below.

The expected volatility has been established based on a multi-criteria analysis using the implicit volatility of financial instruments at the calculation date, the historical volatility for the year preceding the calculation date and the historical volatility over the longest available period preceding the calculation date.

Since March 9, 2004 Orange’s stock options have been amended to cash-settled options. This amendment does not concern Mobistar or ECMS. At December 31, 2004 the weighted fair value of the 98,938,143 outstanding Orange stock options was €3.36. All the fair values of the Orange stock options have been calculated using a binomial model which reflects the expected behavior of grantees based on an exercise threshold expressed as a multiple of the exercise price, which represents the share value at which the Group expects all the options to be exercised. The threshold used to calculate these fair values is 2 and the key assumptions are set out in the table below. The expected volatility has been established based on a multi-criteria analysis using the implicit volatility of financial instruments at the calculation date, the historical volatility for the year preceding the calculation date and the historical volatility over the longest available period preceding the calculation date and the period between mid-May 2003 and the calculation date.

France Telecom has decided not to base its valuations solely on past experience without analyzing whether such experience represents a reasonable indicator of future expectations.

Weighted average fair value
Orange stock option plans (1)	€3.36
Mobistar stock option plans	N/A
Mobinil stock option plans	N/A
Equant stock option plans	€4.52
France Telecom stock option plans	N/A

€3.38

(1)	The weighted average fair value of the Orange plans, which are cash-settled, was determined at December 31, 2004.

Assumptions used for measuring fair value

Key assumptions	Orange plans	Mobistar plans	Mobinil plans	Equant plans	Wanadoo plans
Price of underlying at the grant date (1)	€9.90	N/A	N/A	€8.00	N/A
Exercise price	€8.77	N/A	N/A	€7.96	N/A
Expected volatility	25%	N/A	N/A	66%	N/A
Option term (contractual or expected)	6.59	N/A	N/A	10	N/A
Turnover rate (annual)	7.50%	N/A	N/A	6.85%	N/A
Expected dividend payout rate	2%	N/A	N/A	0%	N/A
Risk-free yield	3.27%	N/A	N/A	4.17%	N/A

	December 31, 2004
(in millions of euros)	Expense for the year	Liability recognized
Cash-settled plans (1)
Orange stock option plans (2)	94.5	285.2
Mobistar stock option plans	N/A	N/A
Mobinil stock option plans	N/A	N/A
Equant stock option plans	N/A	N/A
France Telecom stock option plans	N/A	N/A
Equity-settled plans
Orange stock option plans	N/A	N/A
Mobistar stock option plans	4	N/A
Mobinil stock option plans	N/A	N/A
Equant stock option plans	11.3	N/A
France Telecom stock option plans	26.6	N/A

Total	137.1	285.2

(1)	The intrinsic value of stock options vested at December 31, 2004 totaled €52.4 million.

(2)	The €94.5 million expense for the year represents €67 million in amortization of the fair value of the options at the grant date and an additional €27.5 million further to the remeasurement at fair value at the year-end.

N/A: Not applicable

28.5	Employee share offers

Offer by the French State

Following the September 7, 2004 sale by the French State of its 267.7 million France Telecom shares, representing 10.85% of the Company’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer related to 29.7 million shares, representing 10% of the total number of shares sold.

The share offer was approved by the French Stock Exchange Regulatory Authority (Autorité des marchés financiers – AMF) on November 15, 2004 under visa no. 04 -895. The shares were offered at a unit price of €15.24, corresponding to 80% of the sale price of France Telecom shares under the private placement with investors (i.e. €19.05 per share).

The subscription period ran from December 1 to December 13, 2004. At the end of this period, 28.7 million shares had been purchased. The shares were delivered and paid for on January 20, 2005.

PagesJaunes share offer

Following the sale of shares to outside investors in July 2004, PagesJaunes carried out a share issue for France Telecom employees. A total of 4.7 million shares were purchased by employees.

In the 2004 income statement, the effect is an additional charge of (i) €247 million in respect of the State’s share offer and (ii) €16 million in respect of the Pages Jaunes rights issue.

The main assumptions used to calculate the cost of these obligations were a risk-free yield of approximately 2.7% and an expected dividend payout rate of 2%.

NOTE 29 - PROVISIONS

29.1	Provisions for risks and charges break down as follows:

	Note	At Jan. 1, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Change in scope, reclassifications and other	At Dec. 31, 2004
Early retirement plans (French civil servants and contractual employees)	29.2	4,157	156	(791)	(4)	0	3,518
Other employment termination benefits	29.2	19	2	(5)	—	—	16
MobilCom		201			(121)		80
Kulczyk/TPSA off-balance sheet commitments		0					0
Restructuring provisions (total)	29.3	291	145	(214)	(18)	8	212
- of which Orange restructuring provisions		161	39	(102)	(15)	0	83
- of which Equant restructuring provisions		51	28	(44)		7	42
- of which TP Group restructuring provisions		55	37	(55)	(3)	3	37
- of which restructuring provisions for other entities		24	41	(13)		(2)	50
Provisions for claims and litigation	33	464	56	(82)	(22)	8	424
Provisions for dismantling and restoring sites		187	67	(30)	(5)	121	340
Other provisions for risks and charges		1,195	197	(268)	(339)	(183)	602

Total provisions for risks and charges		6,514	623	(1,390)	(509)	(46)	5,192
Of which current		2,973	368	(1,263)	(248)	113	1,943
Of which non-current		3,541	255	(127)	(261)	(159)	3,249

29.2	Provisions for employment termination benefits

	Employment termination benefits
(in millions of euros)	Early retirement plan	Other employment termination benefits
Change in benefit obligation
- Benefit obligation at the beginning of the period	4,157	19
- Service cost
- Interest cost	148	1
- Employee contributions
- Amendments
- Curtailments/settlements
- Actuarial losses/(gains)	8	1
- Benefits paid	(795)	(5)
- Changes in Group structure:
- Acquisitions/disposals
- Other (exchange differences)

- Benefit obligation at the end of the period: (A)	3,518	16
- Benefit obligation at the end of the period in respect of employee benefit plans that are wholly or partly funded
- Benefit obligation at the end of the period in respect of employee benefit plans that are wholly unfunded	3,518	16

Change in plan assets
- Fair value of plan assets at the beginning of the period
- Actuarial return on plan assets
- Employer contributions
- Employee contributions
- Curtailments/settlements
- Benefits paid
- Changes in Group structure
- Acquisitions/disposals
- Other (exchange differences)
- Fair value of plan assets at the end of the period: (B)

Reconciliation of funded status
- Funded status of plans (A) – (B)	3,518	16
- Unrecognized actuarial gains/(losses)
- Unrecognized prior service cost
- Asset ceiling adjustment

Provision/(assets)	3,518	16
- Of which current provisions (assets)	893	9
- Of which non-current provisions (assets)	2,625	7

- Service cost
- Interest cost	148	1
- Expected return on plan assets
- Actuarial (gains)/losses	8	1
- Amortization of unrecognized prior service cost
- Impact of curtailments/settlements
- Asset ceiling adjustment

Net periodic cost	156	2

Change in provisions (assets)
- Provision/(asset) at beginning of period	4,157	19
- Net periodic cost	156	2
- Contributions paid by the employer		(5)
- Benefits directly paid by the employer	(795)
- Changes in Group structure:
Acquisitions/disposals
- Other

- Provision/(asset) at end of period	3,518	16

29.3	Restructuring provisions at December 31, 2004 can be analyzed as follows:

(in millions of euros)		At Jan. 1, 2004	Increases	Reversals (utilizations)	Reversals (releases)	Change in scope, reclassification and other	Dec. 31, 2004
Orange	Orange – withdrawal from Sweden (1)	64	1	(60)	—	—	5
	Employment termination benefits	1	—	—	—	—	1
	Site reorganization costs	9	1	(7)	—	—	3
	Other	54	—	(53)	—	—	1
	Orange restructuring provisions	97	38	(42)	(15)	—	78
	Employment termination benefits (2)	21	8	10	—	(2)	17
	Site reorganization costs	61	26	(23)	(7)	(1)	56
	Other	15	4	(9)	(8)	3	5
	Orange sub-total	161	39	(102)	(15)	0	83

Equant	Employment termination benefits (3)	14	28	(44)	—	10	8
	Site reorganization costs	37	—	—	—	(3)	34
	Other	—	—	—	—	—	—
	Equant sub-total	51	28	(44)	0	7	42

TP Group	Employment termination benefits (4)	52	37	(55)	(3)	6	37
	Site reorganization costs	—	—	—	—	—	—
	Other	3	—	—	—	(3)	0
	TP Group sub-total	55	37	(55)	(3)	3	37

Other	Employment termination benefits (5)	24	41	(13)	(0)	(2)	50

TOTAL		291	145	(214)	(18)	8	212

(2)	Total provisions set aside for the withdrawal of Orange from Sweden amounted to €5 million at December 31, 2004, breaking down as €1 million for employment termination benefits, €3 million for site closures, and €1 million for other restructuring expenses.

(3)	At December 31, 2004, provisions for employment termination benefits in relation to these restructuring plans represented €17 million, primarily breaking down as follows:

•	In the United Kingdom: 46 employees, including 15 managers and 31 non-managerial staff.

•	In France: 33 employees, including 1 manager and 32 non-managerial staff.

(4)	During fiscal 2004, 163 employees received redundancy notification and Equant recorded €28 million in related expenses.

(5)	The restructuring provision recognized primarily covers the amount of employment termination costs due to TP Group employees in accordance with the program set up. In 2004, Group Management approved the continuation of the restructuring plan. Approximately 4,000 employees are concerned by this plan. The restructuring provision amounted to €37 million for the year ended December 31, 2004.

(6)	In 2004, other restructuring provisions totaled €50 million and primarily included employment termination benefits for Wanadoo and France Telecom SA employees, as well as expenses related to leased premises that have become vacant.

NOTE 30 - OTHER LIABILITIES AND DEFERRED INCOME

30.1	Other liabilities

	At
(in millions of euros)	December 31, 2004	January 1, 2004
Other non-current liabilities	1,375	1,506
- Payables due in more than 1 year relating to UMTS licenses	203	273
- Other payables due in more than 1 year to suppliers of fixed assets	63	73
- Civil engineering work	536	569
- Other non-current liabilities (1)	573	591
Other current liabilities	2,784	1,396
- Sundry creditors	761	1,330
- Other	23	66
Other payables	1,869	1,378
- VAT payable	1,097	1,045
- Other taxes payable	772	333

(1)	Including €448 million due by France Telecom SA to the French State at December 31, 2004, in connection with the share offer reserved for employees and former employees of the France Telecom Group.

30.2	Deferred income includes the following:

	At
(in millions of euros)	December 31, 2004	January 1, 2004
Sales of products and services billed in advance, including telephone subscriptions, line rentals and phonecards	1,944	1,829
Service access fees	1,102	1,014
Advertising revenue from telephone directories	524	452

Total	3,570	3,295

NOTE 31 - EQUITY

At December 31, 2004, the share capital of France Telecom amounted to €9,869,333,704, made up of 2,467,333,426 ordinary shares with a par value of €4 each. For the year ended December 31, 2004, the weighted average number of ordinary shares outstanding amounted to 2,444,046,190, and the weighted average number of ordinary and dilutive shares amounted to 2,473,928,676.

French decree no. 2004-387 of May 3, 2004, issued pursuant to law no. 2003-1365 of December 31, 2003, authorized the transfer of France Telecom from the public sector to the private sector. On September 7, 2004, the French State sold 267,716,480 existing France Telecom shares, representing 10.85% of France Telecom’s share capital. These shares were held either directly or indirectly through ERAP, an industrial and commercial public undertaking. Following this sale, the French State launched a share offer reserved for employees and former employees of the France Telecom Group pursuant to the French law of August 6, 1986 on privatization (see Note 28).

At December 31, 2004, the French State owned directly, and indirectly through ERAP, 42.24% of France Telecom’s share capital.

31.1	Changes in share capital

During 2004:

•	On April 9, 2004, the Board of Directors noted the creation of 1,145 shares further to the conversion of convertible bonds into France Telecom shares in the first quarter of 2004.

•	On April 29, 2004, France Telecom issued 64,796,795 new shares as consideration for the Wanadoo shares tendered to the public exchange offer.

•	France Telecom increased its share capital through the issuance of 218,658 shares further to the exercise of Wanadoo SA stock options transferred to France Telecom (see Note 28.1) between September 27, 2004 and December 31, 2004. This capital increase resulted in the creation of 218,658 France Telecom shares, as noted by the Board of Directors on January 26, 2005.

Pursuant to the Ordinary and Extraordinary Shareholders’ Meeting of February 25, 2003, the Board of Directors has the authority for a period of 26 months to proceed with the issuance of ordinary shares, with or without preferred subscription rights for existing shareholders, or of instruments giving access to France Telecom share capital, representing a maximum nominal capital increase of €30 billion.

31.2	Treasury shares

During 2004:

At France Telecom’s Ordinary and Extraordinary Shareholders’ Meeting of April 9, 2004, the Company’s shareholders authorized the Board of Directors to purchase France Telecom shares representing up to 10% of the capital. This authorization was given for a period of 18 months - from the date of the meeting up to October 9, 2005 - pursuant to the share buyback program approved by the Autorité des marchés financiers on March 22, 2004 under no. 04-182.

Under this program, on December 6, 2004 France Telecom purchased 34 shares to cover the conversion in advance of term of two France Telecom 4% bonds maturing on November 29, 2005.

France Telecom did not purchase any other shares in 2004 in the context of this program and therefore held no treasury shares at December 31, 2004.

31.3	Earnings per share

The following table provides a reconciliation of the net income figures used for the purpose of calculating basic and diluted earnings per share.

(in millions of euros)	Year ended December 31, 2004
Net income used for calculating basic earnings per share	3,017
Impact on net income of converting each category of dilutive financial instrument
- OCEANE bonds	4

Net income used for calculating diluted earnings per share	3,021

The following table shows the weighted average number of ordinary shares used for calculating basic and diluted earnings per share.

(number of shares)	Year ended December 31, 2004
Weighted average number of ordinary shares outstanding – basic	2,444,046,190
OCEANE bonds	14,648,679
Orange liquidity contract	10,605,877
Wanadoo stock options transferred	4,627,930

Weighted average number of shares outstanding – diluted	2,473,928,676

The following table includes financial instruments that were not included in the calculation of diluted earnings per share at December 31, 2004 due to their anti-dilutive impact.

(number of shares)	Year ended December 31, 2004
Perpetual bonds redeemable for France Telecom shares (TDIRA)	132,601,144

Total anti-dilutive financial instruments	132,601,144

31.4	Dividends

France Telecom’s Shareholders’ Meeting of April 9, 2004 approved the distribution of an amount of €0.25 for each France Telecom share outstanding at the date of said Meeting, and for each France Telecom share issued under the public tender offer relating to Wanadoo shares. The cash payment was made on May 7, 2004.

31.5	Translation adjustment

The primary contribution to the €548 million total increase in equity recorded under “Translation adjustment” in 2004 came from TP Group (€643 million).

Out of this €548 million total increase, €399 million concerns goodwill, including €373 million relating to TP Group.

31.6	Equity and liability components of hybrid debt

France Telecom holds financial instruments that contain both a liability component and an equity component. In accordance with IAS 32, these two components have been accounted for separately.

The equity component of the Group’s outstanding hybrid debt can be analyzed as follows:

(in millions of euros)	At December 31, 2004
Financial instruments
Perpetual bonds redeemable for France Telecom shares (TDIRA)	1,236
OCEANE bonds	97

Total	1,333

At December 31, 2004, the TDIRA perpetual bonds redeemable for France Telecom shares broke down as follows:

•	A liability component of €3,994 million, including €81 million relating to the impact of measurement at amortized cost

•	An equity component amounting to €1,236 million.

The change in the equity component during 2004 stems from the purchase of €130 million worth of TDIRA in December, breaking down as €99 million for the liability component and €31 million for the equity component.

The OCEANE bonds convertible or exchangeable into new or existing shares broke down as follows at December 31, 2004:

•	A liability component of €1,053 million

•	An equity component amounting to €97 million.

31.7	Gains and losses recognized directly in equity: available-for-sale assets (AFS reserve)

Assets available for sale are measured at fair value. Changes in fair value are accounted for in the income statement in the case of other-than-temporary impairment or are included in the AFS reserve for temporary impairment or where the change in fair value represents an increase.

At December 31, 2004, the AFS reserve totaled €124 million, including €41 million relating to Bull securities and €41 million to Intelsat securities.

31.8	Gains and losses recognized directly in equity: hedging instruments (cash flow reserve)

Certain derivatives of the France Telecom Group meet cash flow hedging criteria and are therefore accounted for as cash flow hedges. The effective portion of the gain or loss realized on the hedging instrument is recorded under equity in the cash flow reserve.

At December 31, 2004, the cash flow reserve amounted to a negative €161 million (€155 million attributable to FT SA and €6 million relating to TP SA).

The negative €155 million attributable to FT SA can be analyzed as follows:

•	Cash flow hedges, amounting to €(75) million, relating to the effective portion of cross currency interest rate swaps

•	Equalization payments on derivatives qualified as cash flow hedges that have been wound up or which no longer qualify for hedge accounting, amounting to €(80) million, which are being amortized over the residual life of the original hedged liability.

NOTE 32 - CONTRACTUAL OBLIGATIONS AND OFF BALANCE SHEET COMMITMENTS

32.1	Contractual obligations reflected on the balance sheet

The table below relative to the contractual obligations reflected on the balance sheet provides details of estimated future payments under commitments outstanding at year-end. It covers gross debt, early retirement plan and the TDIRA equity component.

	Payments due by maturity at December 31, 2004
(in millions of euros)	Note	Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Gross borrowings	20	55,445	12,652	11,286	9,340	22,167
- o/w Orange credit line draw-downs	23	275	94	99	57	25
- o/w TP Group credit line draw-downs	23	557	116	146	116	179
- o/w Bonds convertible, exchangeable or redeemable into shares and TDIRA (1)	22	5,432	386		1,052	3,994
- o/w Finance leases	20	1,709	123	93	117	1,376
- o/w Commitments to purchase minority interests (put options) (2)	see below	547	—	19	—	528
- o/w TP SA/Tele Invest II put option	see below	350	350	—	—	—

Early retirement plan	29	3,760	880	1,640	947	293

TDIRA equity component	31	1,236	—	—	—	1,236

Total		60,441	13,532	12,926	10,287	23,696

(1)	Maximum amounts assuming no conversion or exchange.

(2)	When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

a) Commitments to purchase minority interests (put options)

Commitments to purchase minority interests in fully consolidated companies have been recognized in debt at December 31, 2004. The most significant commitments at December 31, 2004 relate to the following:

•	Orange Dominicana

Orange’s co-shareholder in Orange Dominicana has a put option, exercisable during the first month of each quarter from 2003 to 2007 at market value as determined by an independent investment bank, whereby it can sell its 14% shareholding in this company. At December 31, 2004, the company posted €155 million in revenues and had 704,000 subscribers.

•	Orange Slovensko

The shareholders’ agreements which govern the relationships between Orange and its partners in Slovakia, which hold 36.12% of the company’s capital, provide for the exercise of put and call options in the event of serious breach by one of the shareholders or if the partners cannot reach an agreement on a major issue even after a mediation process. These options are generally exercisable at market price. If Orange defaults on its commitments in Slovakia, the exercise price includes the estimated compensation payable to the other shareholders. In 2004, Orange Slovensko posted revenues of €480 million and had 2,361,000 subscribers.

b) Exercise by Tele Invest II of its put option

Following the sale by the Polish government in 2000 and 2001 of shares in the Polish operator TP SA, France Telecom and Kulczyk Holding created a consortium. From October 31, 2001, this consortium owned 47.5% of TP SA, of which 33.93% was held by France Telecom and 13.57% by Kulczyk Holding (held through TeleInvest and TeleInvest II).

Pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004, France Telecom acquired 10% less 1 share of the capital of TP SA on October 12, 2004 and the remaining 3.57% on January 17, 2005. The price paid by France Telecom to Tele Invest II for the 3.57% stake in January 2005 was €350.2 million (see Note 35) and will enable Tele Invest II to fully repay its debt of the same amount. The Tele Invest II shares, which had been consolidated since January 1, 2004, will be deconsolidated. As a result of these transactions, Kulczyk Holding no longer holds any shares in TP SA and the shareholder agreement between France Telecom and Kulczyk Holding, which included a number of clauses relating to the transfer of TP SA shares, has been terminated.

The Polish government has undertaken to grant a priority right of purchase to the consortium in the maximum amount of 10% of TP SA’s capital if it sells its TP SA shares as part of a public offer. At December 31, 2004, less than 4% of TP SA’s capital was directly held by the Polish government.

32.2	Off balance sheet contractual obligations and other commitments

At December 31, 2004, Management considers that, to the best of its knowledge, there are no existing commitments, other than those described below, likely to have a material impact on the current or future financial position of France Telecom.

32.2.1	Investment, purchase and leasing commitments

	Payments due by maturity at December 31, 2004
(in millions of euros)	Section	Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Operating lease commitments	a)	6,133	921	1,715	1,607	1,890

Investment commitments	b)
- TP Group investments		2,216	503	1,713
- Other investments		1,206	961	176	65	4

Commitments related to the purchase and leasing of goods and services	c)	3,278	1,581	984	329	384

Total		12,833	3,966	4,588	2,001	2,278

a) Commitments related to leases

The table below shows minimum future lease payments due under non-cancelable capital and operating leases at December 31, 2004:

	At December 31, 2004
(in millions of euros)	Finance leases (1)	Operating leases(2)
2005	330	921
2006	101	870
2007	138	845
2008	100	818
2009	149	789
2010 and beyond	1,522	1,890

Total minimum future lease payments	2,340	6,133

Less interest payments	(631)

Net present value of minimum commitments	1,709	6,133

(1)	Included in the debt set out in Note 20.

(2)	Lease payments taking the form of overheads (land, buildings, equipment, vehicles and other assets), including those relating to contracts entered into in connection with the sale of part of France Telecom’s real estate (see below).

As part of the divestment of certain of its real estate assets in 2001, 2002 and 2003, France Telecom is committed to re-lease these buildings except for certain assets to be vacated in the short-term. France Telecom may choose whether or not to renew these leases upon expiry or replace them by other leases with renegotiated terms and conditions. Lease payments relating to the real estate divested as part of this program amounted to €310 million at December 31, 2004.

Lease payments under operating leases posted to the statement of income in 2004 amounted to €1,113 million (€1,211 million in 2003).

b) Investment commitments

France Telecom’s investment commitments primarily relate to the development of its networks.

In connection with the awarding of licenses, concession contracts or the acquisition of businesses, France Telecom may be subject to certain obligations, not included in the above table, imposed by governmental and/or regulatory authorities relating to network coverage, number of subscribers, quality of service and tariffs. Compliance with these obligations requires significant investments in future years as part of network development plans in countries where a license has been granted, particularly as regards the rollout and enhancement of Orange’s 2G and 3G European networks. Non-compliance with these obligations could result in fines and other sanctions ultimately including the withdrawal of licenses awarded. Management believes that France Telecom has the ability to fulfill its obligations imposed by governmental and/or regulatory authorities.

As part of the “départements innovants” programs set up with a number of local and regional authorities, France Telecom has undertaken to expand access to high-speed Internet services and play an active role in developing innovative network use in certain French départements. Although the agreements do not include a specified level of expenditure, the objectives set by the programs will require significant investments by France Telecom in future years. These investments fall within the scope of the current rollout of the high-speed network program.

Moreover, in certain exceptional cases, France Telecom is committed to carry out or to vote in favor of valued investment programs. These include:

•	TP Group

As part of the acquisition of TP Group by the France Telecom/Kulczyk Holding consortium, France Telecom is committed towards the Polish Treasury to vote in favor of a multi-annual investment program between January 1, 2001 and December 31, 2007. At December 31, 2004, the remaining amount to be invested by TP Group under this program amounted to €2,216 million (compared to €2,626 million at December 31, 2003).

•	Orange

Orange has undertaken to purchase 3G equipment from various vendors in connection with the rollout of its UMTS networks in France, the United Kingdom, Belgium, the Netherlands and Switzerland. At December 31, 2004, these commitments amounted to €253 million.

On July 15, 2003, Orange France SA and the two other mobile telephone operators in France signed a National Agreement (“Convention Nationale”) with the French government, the Association of French mayors, the French administrative départements and the French Telecommunications regulator (“ART”) under which they undertook to provide network coverage for certain low population zones (so called “white zones”). This agreement provides for a second phase of deployment covering approximately 1,000 additional sites between 2005 and 2007. The terms and conditions of this second phase of deployment were outlined in a letter sent to Orange France SA by the French Telecommunications Minister on March 25, 2004, as part of the GSM license renewal process which is currently underway (see below), and were confirmed in an amendment to the initial Convention Nationale signed on July 13, 2004. The French operators will bear the cost of this second phase of deployment in its entirety. The amount of related expenditure expected to be incurred by each of the three French mobile operators is estimated at between €55 million and €70 million. Total commitments relating to the rollout of the network to the “white zones” in France are estimated at €86 million for the two deployment phases.

•	FCR Vietnam

In 1997, France Telecom (through its subsidiary FCR Vietnam) made a commitment to VNPT – the Vietnamese fixed line telephony operator – to provide and install new telephone lines in Ho Chi Minh City. The initial planned investment was US$467 million over a period of 7 years. However, given the level of demand for new lines and the minimum 80% equipment usage rate, the total investment should not exceed US$178 million. Taking into account the investments already made, the residual amount of the commitment is estimated at approximately US$78 million at December 31, 2004.

c) Commitments related to the purchase and leasing of goods and services

In the ordinary course of its activities, France Telecom enters into purchase contracts with network equipment manufacturers and supply contracts with suppliers of handsets and other equipment, as well as various contracts with operators of telecommunications lines. Such purchases may form part of multi-annual contracts. The most significant commitments at December 31, 2004 relate to the following:

•	the leasing of satellite transmission capacity for different commitments with maturities up until 2015, depending on the contract, in an overall amount of €977 million;

•	the leasing of circuits by Equant in an amount of €361 million;

•	maintaining submarine cables for which France Telecom has joint ownership or user rights, for an estimated overall amount of €314 million;

•	the leasing of transmission capacity by Orange in an amount of €205 million;

•	purchases of mobile telephony equipment by Orange for approximately €168 million;

•	the outsourcing of certain customer services by Orange in France, in an amount of €120 million.

As the financial risks relating to leases are generally offset by income generated with clients, and purchase commitments reflect the anticipated requirements of France Telecom, the Group’s Management considers that these commitments do not give rise to a material risk.

32.2.2	Other off-balance sheet commitments

32.2.2.1 Guarantees

	Commitments due by maturity at December 31, 2004
(in millions of euros)	Section		Total/Ceiling	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Guarantees given to third parties by France Telecom
- as part of the ordinary course of business (1)	a	)	157	58	11	72	16
- in relation to disposals (2)	b	)	1 934	191	384	1,265	94
- sale of carry-back receivables	c	)	1 706			235	1,471
- “QTE” leases	d	)	1,396				1,396
Total			5,193	249	395	1,572	2,977

(1)	These concern warranties given to cover borrowings or commitments of non-consolidated companies and companies accounted for by the equity method.

(2)	Limited guarantees.

a) Guarantees given as part of the ordinary course of business

The main commitments of France Telecom relating to debt are set out in Notes 20, 22 and 23.

France Telecom grants certain guarantees to third parties (financial institutions, customers, partners and government agencies) to ensure the fulfillment of contractual obligations by France Telecom SA and its consolidated subsidiaries in the ordinary course of their business. These guarantees are not shown in the table above as they do not increase the Group’s commitments in relation to the initial commitments undertaken by the entities concerned. However, when these guarantees consist of collateral, they are disclosed in section 32.3 (“Assets covered by commitments”). Although they are not shown in the table above, any material guarantees granted by the Group to cover the commitments of consolidated subsidiaries are disclosed in this note when there are minority interests involved. In December 2003, France Telecom SA undertook to guarantee all of Equant’s obligations under an outsourcing agreement. France Telecom’s maximum liability under this guarantee is US$500 million.

On an exceptional basis, France Telecom grants guarantees relating to the commitments of non-consolidated companies or companies accounted for by the equity method. At December 31, 2004, the amount of such guarantees was not material.

France Telecom has also granted guarantees to certain banks and co-shareholders which have participated in financing certain non-consolidated companies or companies accounted for by the equity method. If a claim was made under these guarantees, France Telecom would be required to reinvest in the subsidiaries concerned. At December 31, 2004, the amount of such guarantees is no longer material. At December 31, 2003, the two main guarantees given were as follows:

•	In February 2002, Orange and one of its co-shareholders in Bitco entered, on a joint and several basis, into a sponsor support deed in favor of equipment suppliers and a pool of Thai banks in connection with a bridge loan facility of THB 27 billion (increased to THB 33 billion in November 2002), granted to TA Orange Company Limited (99.86%-owned by Bitco). Under this agreement, Orange and one of its co-shareholders in Bitco had agreed to inject cash into TA Orange Company Limited up to a maximum amount of US$175 million. Upon completion of the disposal of part of its shareholding in Bitco on September 29, 2004 (see Note 5), Orange was fully released from all of its obligations and commitments in connection with the bridge loan facility granted to TA Orange Company Limited in 2002.

•	Pursuant to a shareholder support agreement, established in connection with the financing agreements of ONE GmbH, Orange undertook to make a shareholder contribution available to ONE GmbH (a 17.45%-owned investment) if so required as a result of a decline in ONE GmbH’s financial health. The maximum amount of the contribution was set at €68 million. This obligation, due to be extinguished in 2009, has been cancelled following the refinancing of ONE GmbH, arranged on October 21, 2004.

b) Asset and liability guarantees granted on disposals

As part of the agreements between certain Group companies and the acquirers of certain assets, subsidiaries or investments, France Telecom is subject to standard warranty clauses relating to assets and liabilities in the event of a failure to comply with certain declarations made at the time of divestment. All material sale agreements provide for ceilings on these warranties. Management believes that the risk of these warranties being called upon is unlikely or that the potential consequences of their being called upon are not material with regard to France Telecom’s results and financial position. The following table sets out the term and ceilings applicable to the main guarantees granted:

		Guarantee ceilings by maturity at December 31, 2004
(in millions of euros) Asset/Investment sold	Beneficiary	Ceiling	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
- TDF (1)	Tower Participations and subsidiaries	645			553	92
- Eutelsat	Eurazeo Blue Birds	462			462
- Casema	Cable Acquisitions	250			250
- Stellat	Eutelsat	180	180
- Real estate	Financial institutions	168	135	33
- Pramindo Ikat (2)	PT Indonesia	123		123
- Orange Denmark	TeliaSonera	90		90

(1)	Since December 13, 2004, the only asset and liability guarantees outstanding were given in relation to taxation, environmental law and competition law (expiring at the end of 2009), as well as in connection with certain major sites (expiring at end-2005 or end-2006, depending on the guarantee).

(2)	Since August 15, 2004, most guarantees given in relation to Pramindo Ikat have expired without being called upon. However, the overall maturity of guarantees is March 15, 2006.

As part of the 2002 sale of the controlling interest in Télédiffusion de France (TDF) (see Note 32.2.2.2), the shareholders’ agreement between France Telecom, Caisse des Dépôts et Consignations and certain investment funds gave control of Tower Participations SAS to the investment funds, which had the majority of representatives on the Supervisory Board. The shareholders agreed that in the event of failure to comply with contractual obligations relating to the composition of the Supervisory Board and/or majority rules for shareholders’ meetings of Tower Participations SAS, they would pay a penalty of €400 million to the investment funds on a pro rata basis. This commitment expired upon completion of the divestment by France Telecom of its entire 36% interest in Tower Participations SAS (see Note 35).

c) Sale of carry-back receivables

As part of the sale of carry-back receivables resulting from the choice to carry back tax losses for fiscal years 2000 (€235 million) and 2001 (€1,471 million), France Telecom is subject to a standard clause relating to the existence of receivables sold and is committed to indemnify the credit institution for any error or inaccuracy identified in the amounts or nature of the receivables sold. The conformity of receivables sold has been guaranteed for a 3-year period from June 30, 2006 (2000 carry back) and June 30, 2007 (2001 carry back).

d) “QTE” leases

As part of cross-leasing transactions (“QTE” leases) with various third parties, France Telecom has leased out and then leased back certain items of telecommunications equipment. The crossed flow of lease payments and France Telecom’s remuneration were prepaid at the outset of the contracts and are therefore not shown in the table detailing minimum future lease payments (see Note 32.2.1). Of the remuneration, the portion which pays for the guarantee against third party commitments given by France Telecom is recognized as income over the period of the guarantee. France Telecom estimates that the risk of the guarantee being called upon is negligible. At December 31, 2004, the guarantee represented €1,396 million.

32.2.2.2 Commitments to acquire or sell securities

	Maximum commitments due by maturity at December 31, 2004(1)
(in millions of euros)	Section		Total	Before end of December 2005	Between January 2006 and December 2007	Between January 2008 and December 2009	From January 2010
Commitments to acquire or subscribe to securities	a	)	192	188	4	0	0
Commitments to sell securities	b	)	871	871	0	0	0
Reciprocal conditional commitments(2)	c	)	256	256	0	0	0

(1)	When the range of maturities spans several periods, the commitment is classified at the earliest maturity date. When the maturity is not fixed, the commitment is classified at the latest maturity date.

(2)	Maximum amount for France Telecom.

a) Commitments to acquire or subscribe to securities

As part of agreements between France Telecom and its partners within jointly held subsidiaries or consortia, France Telecom has undertaken to purchase shares held by such partners or to subscribe for new share issues. The most significant of these commitments are the following:

•	Wirtualna Polska/TP Internet

TP Internet, a wholly-owned subsidiary of TP SA, has granted a put option on the shares of Wirtualna Polska SA – 80.46%-owned by TP Internet – held by the other shareholders. The exercise price is indexed to the number of unique users of Wirtualna Polska, up to a maximum of US$66.40 per share. This option can be exercised either between June 1, 2005 and June 1, 2006, provided the average number of users exceeds three million in the 12 months preceding the exercise date of the option, or immediately if TP SA or one of its subsidiaries launches an Internet site in competition with Wirtualna Polska’s site. In 2003, TP Internet increased its stake in Wirtualna Polska from 50% to 80.46% by purchasing additional shares at a price of US$15 per share, representing a total amount of US$20 million. On December 9, 2003, minority shareholders holding 873,485 shares requested to exercise their option basing their claim on the fact that TP SA had allegedly launched an Internet portal in competition with that of Wirtualna Polska. TP Internet however considers that the early exercise of the option is not justified. In February 2004, Wirtualna Polska filed for bankruptcy protection under Polish law and in April 2004, a Polish Commercial Court announced that the company had gone bankrupt, although it indicated the possibility that an out-of-court settlement may be reached with the company’s creditors (see Note 33).

•	Darty France Telecom

Orange’s partner in the capital of Darty France Telecom SNC has a put option relating to its 50% interest in the joint venture, exercisable in the event that a dispute between the partners cannot be settled amicably or if Orange terminates the management agreement with the joint venture of its own volition. The exercise price of the option is based on a contractual price formula.

•	TDF

Pursuant to the agreements signed in 2002 upon the sale of Télédiffusion de France (TDF) and the acquisition of approximately 36% of the capital of Tower Participations SAS, France Telecom entered into a joint commitment with the other shareholders of the company to purchase convertible bonds and to exercise equity warrants prorata to its interest in the company, if Tower Participations SAS deems it necessary. For France Telecom this represented a maximum commitment of €50 million. The commitment expired upon completion of the sale by France Telecom of its entire 36% interest in Tower Participations SAS (see Note 35).

•	STMicroelectronics NV (“STM”)

STMicroelectronics Holding NV – or “STH” – holds an option (“the Option”) granting it the right under certain circumstances to indirectly purchase preference shares at their par value, enabling it to obtain the majority of the voting rights in STMicroelectronics N.V. (“STM”). A new agreement was signed by STH’s direct and indirect shareholders on March 17, 2004 concerning their indirect shareholding in STM. At the date of said agreement, France Telecom indirectly held the following shares:

•	30 million STM shares previously underlying a bond exchangeable for STM shares due to mature on December 17, 2004 (see Note 5), and redeemed in advance on March 9, 2004;

•	26.42 million shares underlying bonds redeemable for STM shares maturing on August 6, 2005 (the “Equity Note”). These shares correspond to the maximum number of STM shares that France Telecom may grant to holders of the Equity Note (the exact number of shares to be granted will depend on the price of the shares at the date the Equity Note matures and will amount to at least 20.13 million shares if the price of STM shares exceeds €21.97 at said date).

Under the agreement, France Telecom undertook to:

(i) finance the exercise of the Option if STH were to exercise said Option after December 31, 2004 pro rata to its indirect interest in STM but not including the shares underlying the Equity Note. On December 3, 2004, STH carried out a block sale of the 30 million eligible STM shares on behalf of France Telecom (see Note 5). Accordingly, France Telecom no longer has any commitments in this respect.

(ii) finance the exercise of the Option if STH were to exercise the Option after redemption of the Equity Note in proportion to the number of STM shares it still held at said date. This would concern a maximum of 6.3 million shares assuming the share price exceeds €21.97 at maturity. France Telecom does not consider the risk to which it is exposed under this agreement to be material.

b) Commitment to sell securities

•	Cable activities

On December 21, 2004, France Telecom undertook to sell its subsidiary France Telecom Câble, together with its cable networks, to a consortium comprising the Cinven investment fund and the cable operator ALTICE. The transaction fell within the scope of a global agreement concerning the sale of the cable operations of France Telecom, the CANAL+ Group and TDF, and is subject to the approval of the European Union competition authorities, as well as the agreement of the local authorities in which the networks operated by France Telecom Câble and NC NUMERICABLE are located, in particular through not exercising their preemption right.

The sale price will total €351 million for France Telecom. This amount may be adjusted, where appropriate, to reflect the number of networks effectively transferred. France Telecom and the CANAL+ Group will each retain an interest of approximately 20% in the new company, representing an investment of approximately €37 million for each company.

•	TDF

On November 8, 2004, France Telecom undertook to sell its entire 36% interest in Tower Participations SAS, to investment funds managed by Charterhouse Development and CDC Entreprises Equity Capital, and to Caisse des Dépôts. This transaction was completed on January 27, 2005.

Pursuant to the agreements entered into in 2002, a portion of the financial gain generated on this transaction may be transferred to the other shareholders when they subsequently sell their shares (see Note 32.2.2.3, “Commitments relating to additional purchase consideration and sharing of capital gains”, and Note 35).

•	Intelsat

On August 16, 2004, Intelsat, 5.44%-owned by France Telecom, entered into an agreement with Zeus Holdings (“Zeus”) providing for a merger between Zeus and Intelsat and the simultaneous withdrawal of all of Intelsat’s shareholders from the company’s capital through the cancellation of their shares at a price of US$18.75 per Intelsat share. This agreement was approved by Intelsat’s shareholders in the shareholders’ meeting held on October 20, 2004. On January 28, 2005, Intelsat announced the finalization of its merger with Zeus (see Note 35).

c) Reciprocal conditional commitments

France Telecom has agreed, with its partners in certain companies, to various clauses for the compulsory or optional transfer of securities. The main objective of these clauses is to ensure that the parties concerned respect their commitments and to resolve differences between them. Most of the clauses provide for the determination of a transfer price on the basis of market value, generally set by a professional expert. France Telecom considers that the spread of values is too wide to be relevant, due to the start-up status of many of the companies concerned, and that their publication would be prejudicial to France Telecom’s interests in standard negotiations between the parties in the event of the transfer clauses being applied. At December 31, 2004, France Telecom’s main commitments in this respect were as follows:

•	Mobinil (Egypt)

The shareholders’ agreements which govern relationships between Orange and Orascom provide for the exercise of put options in the event of a serious disagreement between the parties or change of control of either party. In the event of a serious disagreement, the options are exercisable at market price. In the event of a change of control of the shareholders, the exercise price corresponds to 115% of the market value, which is based on ECMS’ stock price (a listed company 51%-owned by Mobinil, which in turn is 71.25%-held by Orange) in accordance with calculation terms detailed in the shareholders’ agreement. With regard to Orange, this clause would only apply to a change of ownership of 51% or more of France Telecom. For information purposes, ECMS’s market capitalization, based on the ECMS share price at December 31, 2004, amounted to €1,574 million for 100% of the shares.

•	Clix

The shareholders’ agreement of the Portugal-based Clix, which governs the relationship between France Telecom and its partner Sonae, provides for the exercise of put and call options in the event of a material failure by one of the shareholders to comply with its obligations under the agreement, a change of control, or a serious disagreement between the parties. The options are subject to separate provisions relating to matters such as their exercise conditions and price determination. Therefore, the exercise price may be determined either by reference to market value (plus or minus 20% depending on the case), freely by the parties within the framework of a “Texan clause”, or through an auction procedure. At December 31, 2004, Clix posted sales of €24 million and had 47,861 subscribers.

32.2.2.3 Commitments relating to additional purchase consideration and sharing of capital gains

In the context of agreements to acquire or sell securities, France Telecom has, in exceptional cases, undertaken to pay additional purchase consideration and/or waive part of the resulting capital gain after completion of the transaction concerned.

•	TDF

Within the scope of the sale of the controlling interest in Télédiffusion de France (TDF) in 2002, the shareholders’ agreement specifies shareholder liquidity rights, setting out certain preemption, joint exit and joint divestment rights.

Furthermore, upon future divestment of the shares of Tower Participations and Tower Participations France, the shareholders have a commitment – which was amended in the agreement signed on November 8, 2004 and implemented on January 27, 2005 – to share the gain on their investment as follows:

•	internal rate of return (IRR) between 0 and 12.5% for France Telecom, the gain is shared pro rata to each shareholder’s interest;

•	IRR above 12.5% for France Telecom, France Telecom will pay to the financial investors 65% of its additional gain beyond the 12.5% of IRR, limited to 25% IRR for financial investors;

•	once the financial investors reach an IRR of 25%, they will pay France Telecom 50% of their additional gain up to a ceiling of €221 million bearing interest at 7% per annum as from January 27, 2005.

Given the final sale price of €400 million at the date of the transaction on January 27, 2005, the maximum capital gain that France Telecom could be required to pay over to the other shareholders is €53 million.

•	Eutelsat

In the context of the Eutelsat divestment, France Telecom entered into an agreement with Eurazeo and financial investors of BlueBirds related to the distribution of cash resulting from the disposal by BlueBirds of its Eutelsat shares. Eurazeo and the financial investors (“B shareholders”) hold a preferential payment right until their initial investment reaches a 12% IRR. Once the 12% IRR threshold is reached by the B shareholders, France Telecom will receive in priority the proceeds until it reaches the same IRR threshold on its investment. Thereafter, B shareholders regain their preferential payment rights until they reach a 20% IRR. The remaining proceeds are distributed among all shareholders.

BlueBirds’ share in the extraordinary dividends paid by Eutelsat to its shareholders in December 2004 was paid over in full to BlueBirds’ “B shareholders”.

•	Orange Romania

On February 27, 2004, WSB, a wholly-owned subsidiary of Orange, acquired approximately 5.46% of the share capital of Orange Romania SA from one of its co-shareholders for a cash amount of US$58.7 million, pursuant to an agreement signed on December 19, 2003. If Orange acquired shares in Orange Romania from a third party within 12 months following the completion of the transaction in return for a cash consideration or listed shares, and if the acquisition price of these shares exceeds US$1.15 per Orange Romania SA share, Orange would be obliged to pay an additional purchase consideration to the seller equal to the premium per share.

•	TP SA

Pursuant to the agreement entered into by France Telecom and Kulczyk Holding on October 4, 2004 (see Note 32.2.2.2 a), on January 18, 2005 France Telecom paid Kulczyk Holding a lump sum indemnity of €51 million. At December 31, 2004, this amount was placed in escrow and was accrued for in the financial statements. The contractual indemnity may increase if the average price of TP SA shares on the Warsaw stock market over a consecutive period of 60 days between October 12, 2004 and July 6, 2006 exceeds PLN 56. The additional indemnity would therefore be equal to the difference between the average price of TP SA shares over said 60-day period and PLN 56 multiplied by 13.57% (9.99% acquired on October 12, 2004, and 3.57% to be acquired at the earliest in mid-January 2005). However, the additional indemnity may not exceed €110 million.

32.2.2.4 Commitments related to employees other than pensions and other post-employment benefits

•	Commitments related to the public service secondment plan

In 2003, France Telecom signed a group-level agreement with union representatives including provisions applicable to the voluntary secondment, before December 31, 2005, of France Telecom’s civil service employees to other public service positions within local or national government or the hospital sector. Under the same agreement, France Telecom is required to pay (i) training costs; (ii) an indemnity – paid at the time of the employee’s secondment – intended to compensate over a two-year period for any difference between total remuneration received at France Telecom and that received in the new position, when the latter is lower than the former (capped at 60% of the previous total annual base salary); and (iii) a bonus, paid at the time of the employee’s integration into the new public service position, equivalent to four months’ remuneration. Similar provisions are included for private sector employees moving to the public sector.

Article 29-3 of the law of July 2, 1990, set up by law 2003-1365 of December 31, 2003 and the related enabling decrees, respectively set out the principles and terms and conditions applicable to the secondment of France Telecom civil servants to the public sector up to December 31, 2009, and the financial measures and assistance to be granted by France Telecom, i.e. France Telecom is responsible for (i) paying the costs for the provision of the recruiting body’s services for a four-month period; (ii) paying an additional lump-sum indemnity to the employee concerned if the index he or she obtains in his or her new department is lower than that which he or she held at France Telecom; (iii) reimbursing the new employer for any additional employer social security due further to the secondment; and (iv) paying the new employer an amount equal to four months’ salary of the seconded employee.

The impact of the group-level agreement and the provisions of the law of December 31, 2003 relating to secondment to the public sector will depend on (i) the number of volunteers; (ii) the volume and type of positions offered by the various public services; and (iii) the decisions made by the body responsible for the organization of integrations at the end of the secondment period.

Therefore, the costs relating to these secondments are provisioned when it is probable or certain that the obligation will result in an outflow of resources without an inflow of at least an equivalent amount and the amount concerned can be measured reliably. The provision is recorded based on the laws and regulations in force when the secondment of a volunteer to a specific position is accepted by the public service where the seconded employee will work.

If the volume of secondments through December 31, 2009 (the expiry date for secondments under the December 31, 2003 law), remains consistent with the volume of secondments in 2004, and based on the financial measures provided for under the agreement, the present value of future costs would amount to approximately €276 million.

•	Statutory training rights

Regarding statutory training rights for employees who are not civil servants and who are employed under indefinite-term employment contracts within the French subsidiaries of the France Telecom Group, vested training rights not yet used totaled approximately 585,184 hours at December 31, 2004. The employees concerned have not made a claim for any of these hours.

In accordance with the accounting policies set out in Note 3, no provisions were recognized relating to statutory training rights in France Telecom’s financial statements at December 31, 2004.

32.3	Assets covered by commitments

The table below shows France Telecom’s capacity to freely use its assets at December 31, 2004.

At December 31, 2004
(in millions of euros)	Total
Assets held under finance leases	789
Fixed assets pledged or mortgaged (1)	1,410
Collateralized current assets	160
Outstanding sold receivables (2)	2,870

Total (3)	5,229

Pledged consolidated shares (4)	96

(1)	Value in the consolidated financial statements of assets given as security (including pledged non-consolidated shares).

(2)	Subordinated portion and deferred prices retained by the Group in relation to sold receivables.

(3)	Including €288 million corresponding to assets of companies whose shares have been pledged.

(4)	Value based on their contribution to consolidated net assets in the Group’s balance sheet.

Assets held under finance leases amounted to €789 million at December 31, 2004, including €298 million relating to “in substance defeasance” operations carried out by Orange in the UK.

As part of finance lease agreements concluded in 1995 and 1997, Orange in the United Kingdom deposited amounts equal to the present value of its leasing obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with Orange’s leasing obligations.

At December 31, 2004, these funds totaled €558 million, compared with €1,063 million at December 31, 2003. In 2004, the financial institutions repaid funds in the amount of €462 million relating to the finance lease agreement concluded in 1997 (see Note 20), further to a first demand guarantee of €504 million granted by Orange to the financial institutions in order to secure its obligations under the 1997 finance lease agreement. The remaining amount deposited with these institutions (€558 million), and the related interest, will be used to settle Orange’s obligations under the 1995 lease agreement.

Orange plc has received guarantees from its former shareholders, Hutchison Whampoa and British Aerospace, and has third-party liability insurance to cover the payments under the 1995 finance leases, should the deposit banks become insolvent.

Various current and non-current assets of the France Telecom Group have been pledged or given as security, representing an amount of €1,570 million at December 31, 2004, compared with €11,875 million at December 31, 2003. The pledges relating to these non-current and current assets owned by Orange’s subsidiaries in the United Kingdom, Romania and Belgium, were released in 2004 for an amount of €10.3 billion, following the repayment of bank loans and credit facilities.

At December 31, 2004, the main pledged assets concerned certain of Orange’s consolidated investments in Egypt, Botswana and the Dominican Republic and its non-consolidated investments in Portugal and Moldova.

As part of swap contracts, France Telecom may be required to deposit cash collateral, of which the amount recorded at December 31, 2004 was €1,129 million.

Pursuant to the accounting treatment of vehicles used in the context of accounts receivable securitization programs, outstanding sold receivables amounted to €2,870 million at December 31, 2004.

NOTE 33 - LITIGATION AND CLAIMS

In the ordinary course of business, France Telecom is involved in a number of legal and arbitration proceedings and administrative actions.

The costs associated with these proceedings are only accrued for when it is probable that a liability will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. In the latter case, a provision is recorded to provide for the lower end of the range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level. However, events arising during legal proceedings may require a reassessment of this risk.

With the exception of the procedures described hereafter, France Telecom is not party to any legal or arbitration proceedings (and France Telecom is not aware of any proceedings of that nature envisaged by government agencies or third parties) for which the Management of France Telecom considers that the probable outcome could reasonably have a material adverse effect on its earnings, activity or financial position.

At December 31, 2004, a total of €424 million was recorded in France Telecom’s accounts by way of provisions to cover all of the litigation proceedings in which it is involved.

Litigation related to competition law

A certain number of claims have been issued by competitors against France Telecom for alleged anti-competitive behavior. With regard to the claims lodged with the French Competition Council (“Conseil de la Concurrence”), plaintiffs generally claim all available sanctions under the law, including the termination of anti-competitive practices combined with daily penalties and fines that can, in theory and in the worse case scenario, amount to as much as 10% of the Group’s revenue. Competitors may also claim damages in civil or commercial proceedings for the harm allegedly caused by France Telecom’s anti-competitive behavior.

European Commission procedures and requests for information

•	On November 26, 1996, the AOST association (which includes British Telecommunications France, Cable & Wireless France, AT&T France, Siris, Worldcom France, RSLcom, Esprit Telecom and Scitor) made a claim to the European Commission alleging abuse of dominant position by France Telecom for its “modulance” offer. In response to a request from France Telecom, the European Commission informed the Group that the case had been closed.

•	On February 26, 1997, the European Commission notified France Telecom of a complaint lodged by Cegetel for abuse of dominant position. The complaint’s main allegations related to certain aspects of France Telecom’s pricing policy and, in particular, certain subscription packages. In response to a request from France Telecom, the European Commission informed the Group that the case had been closed.

•	In December 2001, following sector inquiries on the conditions for unbundling the local loop and providing access to high-speed services in the European Union member states, the European Commission notified Wanadoo of claims against the company’s tariffs for the high-speed Internet services Wanadoo ADSL and Pack eX-Tense. In July 2003, the European Commission ordered Wanadoo to pay a fine of €10.4 million for abuse of dominant position by applying a predatory pricing policy on the retail high-speed Internet access market between March 2001 and October 2002. Wanadoo has lodged an appeal against this decision with the European Court at Luxembourg. A ruling is expected to be handed down in the first half of 2005.

•	During the first six months of 2004, the European Commission and the Directorate General for Competition (DGCCRF) carried out inquiries at the head offices of France Telecom and Wanadoo to verify whether certain prices applied by Wanadoo in January and February 2004 were in breach of competition law. France Telecom has lodged an appeal against the decision of the Commission and the order of the French judge based on which these inquiries were carried out.

•	Since 2001, the European Commission has been carrying out an inquiry on the invoicing of roaming charges in European Union member states, which is mainly focusing on the United Kingdom and Germany. In July 2004, the Commission launched formal proceedings against Vodafone and O2 in the United Kingdom. However, no formal proceedings have been initiated against Orange. The timeline for the Commission’s inquiry remains uncertain.

•	On January 30, 2003, the European Commission opened an inquiry into possible State aid in favor of France Telecom. The formal investigation procedure focused on the following two issues: (i) the financial measures announced by the French State on December 4, 2002, when the State indicated in particular that it was prepared to anticipate its participation in France Telecom’s capital increase alongside private investors through a shareholder’s loan, which was never actually put in place; and (ii) the special French business tax (“taxe professionelle”) regime resulting from France Telecom’s historical legal status established by the French law of July 2, 1990, from which it benefited from 1991 to 2002.

On July 20, 2004, the European Commission stated that these financial measures and the special business tax regime were incompatible with the European Union Treaty. The Commission did not require any repayment of State aid in relation to the above-mentioned financial measures, and ordered the State to obtain from France Telecom the amount of aid relating to the special French business tax regime, representing an estimated indicative amount of between €800 million and €1.1 billion plus interest, pending a more precise calculation. The French government and the European Commission have so far been unable to agree on the amount constituting State aid. Although the Commission had indicated that its decision would be announced by November 2004, no such announcement had been made by February 9, 2005.

France Telecom believes that:

•	The participation of the French State – in its capacity as a majority shareholder – in the Company’s action plan is consistent with the conduct of an informed private investor and does not amount to State aid. The expert advice commissioned by France Telecom from independent advisors supports this position.

•	The special business tax regime also does not constitute State aid. In fact, this tax regime – established in July 1990 – led to France Telecom being massively overtaxed by more than €1.7 billion.

Even if the amounts in question were deemed to constitute State aid, the business tax regime in question would be protected by the 10-year statutory limitation period applicable within the European Union. Lastly, the Commission’s announcement is incompatible with the principle of legal security recently reaffirmed by the European Courts.

On November 5, 2004, France Telecom lodged an appeal with the European Court of First Instance in Luxembourg against the Commission’s decision relating to the financial measures announced by the French State. A further appeal was filed with the European Court on January 10, 2005 against the Commission’s decision on the special business tax regime. Pending the European Court’s final ruling, France Telecom will take any action necessary to challenge any attempts to collect the amounts payable as a result of the decision announced.

After the Commission’s decision was announced on July 20, 2004, the French government confirmed that it would challenge the accusation that the amounts in question constituted elements of State aid, and in October 2004, two appeals were filed with the European Court of First Instance in Luxembourg against both decisions announced by the Commission.

Based on the entirety of the information provided above, France Telecom considers that the European Commission’s requirement to repay State aid can be categorized as a contingent liability (“passif éventuel”) as defined under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

Procedures with the French competition authorities

•	On November 18, 1998, Numéricâble applied to the Conseil de la concurrence concerning the determination of the fee paid to France Telecom for the use of cable networks for broadcasting. Numéricâble obtained a provisional order for the fee to be fixed at December 1998 levels pending a decision on the substance of the case by the Conseil de la concurrence. The appeals made by France Telecom against this decision were rejected. The Conseil de la concurrence reopened its investigation into the substance of the case in June 2003.

•	On November 29, 1999, 9Telecom filed a complaint with the Conseil de la concurrence requesting injunctions against any geographic extension of France Telecom’s ADSL offers beyond the platforms already open (Paris and its suburbs), or an order to terminate those offers if they had already been extended, until France Telecom complies with the conditions set out by the French Telecommunications Regulatory Authority (“ART”) in the opinion it gave within the framework of the approval process. In a decision dated February 18, 2000, confirmed by the Paris Court of Appeal in March 2001, the Conseil de la concurrence rejected this request for injunctions, but ordered France Telecom to propose to third party-operators an ADSL access offer enabling them to compete effectively both in terms of the price and the nature of services offered. 9Telecom filed with the Conseil de la Concurrence an application for France Telecom to be sanctioned for failure to apply the February 18, 2000 decision and on May 13, 2004, France Telecom was ordered to pay a fine of €20 million. On January 11, 2005, the Paris Court of Appeal dismissed France Telecom’s appeal against this decision and increased the fine to €40 million. France Telecom is currently considering filing a further appeal with the French Supreme Court (“Cour de Cassation”). Competitors may file claims for damages against France Telecom in the next few months.

At the same time, in the context of its ongoing investigation into the substance of the case, the Conseil de la concurrence has indicated that it believes that France Telecom unfairly restricted access to its local network by competitors and therefore distorted competition on the retail and upstream high-speed ADSL Internet markets. France Telecom responded to these claims in November 2004 and a decision may be announced in 2005.

•	In 1999, T-Online, an Internet subsidiary of Deutsche Telekom, applied to the Conseil de la Concurrence in relation to alleged abuse by France Telecom of its dominant position on the high-speed Internet market. Following this application, in 2002 the Conseil de la concurrence suspended the marketing and sale of Wanadoo’s eXtense (Internet ADSL) packages in France Telecom’s sales outlets. Under this ruling, the suspension would be lifted if France Telecom provided, and two Internet access providers accepted, an extranet server that would allow for the mass marketing of their own high-speed packages. On July 19, 2002, the Conseil de la concurrence confirmed that France Telecom had duly fulfilled its obligations and lifted the suspension on marketing. In addition, the Conseil de la concurrence rejected similar requests for injunctions made by Liberty Surf. During the investigation into the substance of the case, on January 20, 2003 the reporting judge from the Conseil de la concurrence notified France Telecom of complaints relating to its marketing of all Wanadoo packages in sales outlets. In a decision handed down on December 21, 2004, the Conseil de la concurrence dismissed all such complaints. At the end of January 2005, T-Online filed an appeal against this decision with the Paris Court of Appeal.

•	On June 25, 1999, the TENOR association of operators filed a complaint with the Conseil de la concurrence against France Telecom and Orange (considered as one company under competition law), as well as against Cegetel, SFR and Bouygues Telecom, for restrictive practices on the B2B fixed-line-to-mobile communications market. The defendants were accused of hindering the rerouting of international calls and providing businesses with a series of “mobile box” offers which transform fixed-line-to-mobile-calls into mobile-to-mobile calls with no mobile call termination charges, and therefore at a lower cost. Following an investigation into the case, a number of complaints relating to the abuse of dominant position were upheld against France Telecom by the Conseil de la concurrence. In a decision dated October 14, 2004, the Conseil de la concurrence ordered France Telecom and SFR to pay fines of €18 million and €2 million, respectively. On November 20, 2004, France Telecom lodged an appeal against this decision with the Paris Court of Appeal.

•	On September 12, 2003, France Telecom was ordered by the Conseil de la concurrence to pay a fine of €40 million. This order came further to a claim filed by Foneca and Scoot – directory and telephone information companies – that France Telecom had not respected an injunction issued by the Paris Court of Appeal in July 1999 (in the Filetech case), whereby all users of directory data should be invoiced in a non-discriminatory and cost-based manner. The Conseil considered that the prices which France Telecom amended in 1999 and 2002 were still not cost-driven and that this prevented competition. France Telecom paid the fine in November 2003, and on April 6, 2004, the Paris Court of Appeal rejected the application lodged by France Telecom against the Conseil’s decision. France Telecom has decided not to lodge any further appeals.

•	In December 2003, Free and Iliad, and subsequently LD Com and 9Telecom, applied to the Conseil de la concurrence claiming that France Telecom was abusing its dominant position and requesting the temporary suspension of the marketing of television offers over telephone lines launched by France Telecom and TPS. In a decision dated April 15, 2004, the Conseil de la concurrence ordered France Telecom to include information for consumers in all forms of advertisement related to the technical terms and conditions of the offer, and to take measures to facilitate (via unbundling) the launch of other offers by competitors. In addition, the Conseil ordered France Telecom to separately bill video content and ADSL-video services. However, the Conseil refused to order the temporary suspension of the marketing of these offers. Several appeals were lodged against this decision with the Paris Court of Appeal, and on June 29, 2004, the Appeal Court cancelled the provisional measures ordered by the Conseil de la concurrence. LD Com has filed a further appeal against this decision with the Cour de Cassation.

•	On February 2, 2004, Wanadoo was served notice of an application made by AOL to the Conseil de la concurrence relating to Wanadoo’s ADSL prices for 2004. AOL considers that Wanadoo’s price offers amount to an abuse of dominant position and applied for an injunction to suspend the marketing of Wanadoo’s 512K and 1024K offers, as well as the related price promotions and advertising campaigns. In a decision dated May 11, 2004, the Conseil de la concurrence rejected this application for an injunction. An investigation is to be carried out into the substance of the case according to a timeline that has not yet been defined. In its decision, the Conseil de la concurrence held that the sector had not suffered any immediate or serious damage as a result of Wanadoo’s practices and that Wanadoo’s new customized offers, as well as similar offers launched by competitors who had followed Wanadoo’s price-cutting lead, allow lower-usage consumers cheap access to high-speed Internet services and therefore help to develop Internet services in France. Although the outcome of this investigation into the substance of the case cannot be predicted with any certainty, France Telecom considers that the claims are unfounded.

•	In July 2004, Bouygues Caraibes filed a complaint with the Conseil de la concurrence along with a claim for around twenty injunctions against Orange Caraibes and France Telecom in relation to the Group’s practices in the Caribbean mobile telephony market. In a decision dated December 9, 2004, the Conseil de la concurrence issued four injunctions against Orange Caraibe, pending its decision on the substance of the case. Further to an appeal against this decision lodged by Orange Caraibe, on January 28, 2005 the Paris Court of Appeal confirmed the principles behind these injunctions. At the same time, it extended the timeframe for implementation as regards two of these injunctions.

•	Orange is currently subject to competition inquiries in certain markets conducted by various competition authorities:

In France, an inquiry was opened in February 2004 further to a complaint filed by UFC – Que Choisir (a French consumer protection organization) against mobile operators for collective abuse of dominant position with regard to SMS services.

Inquiries were also conducted by the Directorate General for Competition (DGCCRF) in the second half of 2003 further to a complaint by UFC – Que Choisir on prices applied to voice calls and at the instigation of the Conseil de la concurrence, on roaming tariffs applicable in French overseas departments (“DOM”). In November 2004, the Conseil de la concurrence notified Orange France, SFR and Bouygues of claims against them alleging restrictive practices in the retail mobile telephony market. Orange France is in the process of drafting pleadings challenging the economic and legal grounds for such claims.

In Switzerland, the Competition Commission is currently investigating mobile call termination charges. The investigation was launched at the end of 2002 and its findings are expected to be announced in 2005. The Swiss competition authorities also opened a preliminary inquiry into SMS/MMS termination fees in early 2004.

These proceedings are generally at an early stage and France Telecom does not consider that it can provide any assurance as to their outcome.

•	TP SA is currently undergoing a number of investigations conducted by the Polish competition authorities. In particular, a claim has been filed against TP SA by two Polish mobile telephony operators, alleging abuse of dominant position and anti-competitive practices. Under this claim, TP SA is accused of marketing services linked to those of its mobile telephony subsidiary, PTK Centertel. The outcome of this dispute cannot currently be determined.

Civil proceedings

•	On April 16, 1997, a German Court of Appeal held against Deutsche Telekom in a case brought by British Telecommunications over the launch date of Global One, of which France Telecom was a shareholder. The judgment was confirmed on appeal on June 16, 1998 and is currently under consideration by the German Supreme Court. British Telecommunications has not yet brought any claim for damages and therefore the amount thereof cannot be determined at this stage.

•	Group/address (previously called Filetech) has lodged several claims against France Telecom in France and in the United States concerning the use of France Telecom’s directory data. The total damages claimed by Group/address amounted to US$350 million. In a decision on September 10, 2002, the New York Federal Court of Appeal definitively rejected the US claims. Group/address also lodged a claim with the Conseil de la Concurrence for abuse of dominant position on the French market. France Telecom was ordered to pay a fine of €1.5 million and to grant access to the directory data upon request using a cost-based tariff. France Telecom’s appeal to cancel this decision and a further appeal to the French Supreme Court have been rejected.

As part of a parallel procedure, on June 13, 2001 the Paris Court of Appeal decided to reopen the debate on the question of legal protection and the cost of the directory databases, and to commission an expert enquiry. This enquiry is still in progress. Group/address is claiming damages of €151.9 million. France Telecom considers that the claims made by Group/address are unfounded.

•	In January 2002, France Telecom and Wanadoo France (formerly Wanadoo Interactive) were summoned before the Nanterre Commercial Court by Mangoosta’s liquidator and a number of that company’s shareholders. The total claim amounted to approximately €170 million, which, according to the plaintiffs, represents compensation for losses allegedly suffered by Mangoosta and its shareholders as a result of France Telecom and Wanadoo abusing their dominant position in the French ADSL markets, as well as reimbursement for the shareholders’ capital investments. The parties have since resolved their dispute.

•	France Telecom was summoned before the Paris Commercial Court on September 5, 2002 by Cegetel which accused FranceTelecom of having implemented an aggressive sales policy of “de-preselection” in order to ensure that its customers entrust all of their telephone traffic to France Telecom. Cegetel claimed €54 million in damages. By way of a ruling on January 15, 2003, the Paris Commercial Court rejected almost all of Cegetel’s claims. Cegetel appealed against this ruling and increased the valuation of its total loss to €61.7 million. The parties have since resolved their dispute.

On January 7, 2003, France Telecom was summoned before the Paris Commercial Court by 9Telecom in relation to the same issue. 9Telecom claimed €36.7 million in damages. The court reached a decision on June 18, 2003 and ordered France Telecom to cease “all canvassing of 9Telecom customers without mentioning the possibility of obtaining access to services of the historical operator through its 8 prefix, subject to a fine of €100 per breach of this order.” France Telecom was also ordered to pay €7 million in damages to 9Telecom and lodged an appeal against the ruling. The parties have since resolved their dispute.

•	Finally, France Telecom was summoned before the court by Télé2 in relation to the same issue on August 11, 2003. Télé2 claimed €75 million in damages. In a ruling handed down on May 28, 2004, the Paris Commercial Court ordered France Telecom to pay €15 million in damages to Télé2. Provisional execution was not ordered. The parties have since resolved their dispute.

•	On March 15, 2004, France Telecom was given notice that Millenium GmbH, a company controlled by Mrs. Schmid-Sindram, had lodged a claim for damages before the Kiel court in its capacity as a former shareholder of MobilCom. The case is based on the German law relating to groups of undertakings and alleges that France Telecom “dominated” MobilCom without having formally signed a “domination agreement”, and obliged MobilCom to enter into commitments causing it to incur substantial losses that were never compensated. The plaintiff alleges that the losses suffered result primarily from MobilCom’s commitment in relation to UMTS, its resulting debt and its withdrawal from UMTS operations. Millenium GmbH claims that, for the same reasons, France Telecom is responsible for the seizure of MobilCom shares by Millenium GmbH’s creditors, prompted by the sharp fall in the stock price. Millenium GmbH is claiming overall losses of €40 million (€50 per share held before the asset seizure). According to MobilCom, the €50 per share represents the portion of damages that should be paid by France Telecom.

Two of MobilCom’s minority shareholders have filed a voluntary joinder application with respect to the Millenium claim. France Telecom and Millenium have both opposed these applications. The power to authorize or reject the application lies with the court.

On May 7, 2004, France Telecom received notice that Mrs. Schmid-Sindram and Mr. Marek had lodged a claim against France Telecom with the Flensburg court in their capacity as MobilCom shareholders. In the context of a special share valuation procedure permitted under German law, the plaintiffs claimed compensation for every MobilCom share held by the public, based on a value of between €200 and €335 per share.

On May 19, 2004, MobilCom’s shareholders’ meeting rejected two draft resolutions which concerned respectively carrying out an in-depth review of the MC Settlement Agreement entered into between France Telecom and MobilCom on November 20, 2002, and obliging MobilCom to file a claim against France Telecom, alleging that France Telecom in its capacity as dominant shareholder compelled MobilCom to sign the MC Settlement Agreement, thus causing MobilCom to suffer substantial losses. Several minority shareholders applied to the court for an order canceling the decision to reject these resolutions. Under German law, provided that a minimum percentage of the company’s capital is represented, it is also possible for certain minority shareholders to file claims with the German courts to enforce the afore-mentioned draft resolutions which were rejected by the shareholders’ meeting of May 19, 2004.

France Telecom considers that these claims are unfounded. In particular, France Telecom believes that the Cooperation Framework Agreement signed with MobilCom on March 23, 2000 did not amount to a “domination agreement” and that France Telecom did not have a de facto dominant relationship with Mobilcom as there was no control mechanism between the two companies. However, if the German courts were to find in favor of all or part of these claims, this could have a significant adverse affect on the financial position and earnings of the Group.

On December 23, 2004, France Telecom was informed that the administrator of Mr. Schmid’s personal bankruptcy intended to apply to the Frankfurt courts for wrongful termination of the Cooperation Framework Agreement. The claim would be based on the fact that (i) the MC Settlement Agreement was signed allegedly in breach of the Cooperation Framework Agreement and that Mr. Schmid’s consent was obtained by force; and (ii) that Mr. Schmid’s agreement to waive his rights to take legal action against France Telecom was never countersigned and in any event was obtained by force with no consideration.

Based on the above, Mr. Schmid’s legal administrator intends to claim €4.26 billion in damages, plus a currently unquantified amount of late payment interest and incidental damages.

In addition to this claim, Mrs. Schmid-Sindram has filed a further application with the Flensbourg court claiming €50,000 from France Telecom and seeking an order to oblige MobilCom to bring proceedings against France Telecom for damages of €3.7 billion.

France Telecom is challenging each of these claims and believes that they are unfounded.

•	At the end of January 2004, Nerim issued proceedings against Wanadoo France and Transpac before the Paris Commercial Court. Nerim’s claim arose further to a claim issued by Transpac in relation to unpaid invoices. Nerim is asking the Commercial Court to rule that it does not owe any amounts to Transpac and is claiming that Transpac and Wanadoo engaged in anti-competitive behavior, discriminatory practices and abused their dominant position. Nerim is claiming alleged damages of approximately €57 million. Although the outcome of this dispute is still uncertain, France Telecom considers that the claims are unfounded.

•	On July 21, 2004, a claim was filed against Wanadoo by T-Online for losses it considers it has suffered due to Wanadoo’s pricing strategies on the retail high-speed Internet access market between March 2001 and October 2002. T-Online is basing its claim on the European Commission’s decision of July 16, 2003, which held that Wanadoo had abused its dominant position, and is requesting €52 million in damages. The loss allegedly suffered by T-Online results from the loss of low rate subscribers who could have subscribed to one of T-Online’s offers instead of Wanadoo’s high-speed offer, and its failure to capture customers seeking high-speed Internet services. France Telecom considers that T-Online has not shown any grounds for the losses it is claiming to have suffered.

•	Following an institutional advertising campaign relating to the quality of its network, several claims were lodged against France Telecom between October and December 2004 by a number of different operators (Free, Cegetel, 9Telecom and Tiscali/Liberty Surf) before the Paris Commercial or Regional Court for unfair competition (mainly defamation and parasitism) and/or trademark infringement. In an initial ruling in summary proceedings further to the claim lodged by Free, the Paris Commercial Court ordered France Telecom not to repeat the advertising campaign in question. In two summary hearings relating to the trademark infringement, handed down on December 17, 2004 by the Paris Regional Court, Cegetel and 9Telecom’s claims for injunctions were rejected, as the court felt that based on its initial analysis, there seemed to be no serious grounds for a trademark infringement claim. The cumulative amount of damages claimed in these proceedings in respect of both trademark infringement and unfair competition amounted to almost €101 million at December 31, 2004. France Telecom considers that these claims are unfounded.

•	In December 2004, Suberdine and some of its shareholders issued proceedings against Orange France before the Paris Commercial Court. Suberdine, which had participated along with its subsidiaries in the marketing and sale of Orange France’s products and services between 1995 and 2003 went into receivership on December 18, 2003. Suberdine is claiming that Orange France unlawfully terminated their business relationship and is claiming damages for the loss allegedly suffered as a result of such termination and the company’s liquidation. The total amount being claimed by the plaintiffs is €411 million. Although the outcome of this dispute is uncertain, France Telecom considers that Suberdine was responsible for the unlawful termination of their business relationship and therefore that its claims are unfounded.

Administrative litigation

•	In November 2000, the SNCF lodged a claim against France Telecom with the Paris Administrative Court, for €135.2 million in damages relating to the use by France Telecom of its railway infrastructure between 1992 and 1997. France Telecom does not contest the fact that payment is due since July 29, 1996, but considers that the action is unsubstantiated for the period prior to that date. France Telecom has already set up a provision for an amount sufficient to cover the expenses for the period since July 29, 1996. In a decision handed down on March 11, 2004, the Paris Administrative Court held that the SNCF’s claims were inadmissible as only the government undertaking, Réseau Ferré de France, the owner of the rights relating to the French public railway infrastructure since January 1, 1997, was entitled to initiate an action, except for damages incurred before that date. The SNCF has lodged an appeal against the Paris Administrative Court’s decision.

•	Following an application by the SIPPEREC group, on March 21, 2003 the Conseil d’Etat issued a ruling abolishing the articles of the French Post and Telecommunications Code relating to authorized access to state-operated roads, and particularly the annual amount of fees paid by the operators for the use of state-operated motorways and other roads. Although France Telecom is not a party to these proceedings, this ruling has wider consequences and applies to all operators. The annual amount of fees paid or provided for by France Telecom based on the rates set by the abolished decree amounts to approximately €60 million for 2004. A new decree is being drafted by the government; however, at December 31, 2004, it was not possible to determine the financial impact of this new regulation.

•	In April 2002, Scoot and Fonecta France asked the French Telecommunications Regulatory Authority (“ART”) to modify the national telephone numbering system to eliminate the number “12” for information services and to introduce an identical 3BPQ-type format to all operators providing information services, including France Telecom. Following the authorities’ implicit rejections of their request, Fonecta and Scoot applied to the Conseil d’Etat in August 2002 and September 2002, respectively. On June 28, 2004, the Conseil d’Etat gave ART six months within which to define the terms and conditions for attributing same-format numbers to all operators offering telephone information services and to revise the telephone numbering system in order to eliminate the number “12” for telephone information services, subject to a transitional period where appropriate. After a consultation process involving other market players, on January 27, 2005 the ART adopted three decisions defining the new framework for operating information services using a 118XYZ numbering format. Further to these decisions, the attribution of the new numbers to the applicant operators will be decided by the drawing of lots and all telephone information services will be launched at the same time on November 2, 2005. The new numbering formats will co-exist with the previous numbers, including the number “12”, until April 3, 2006.

International Arbitration

•	France Telecom holds 66.7% of FTML, a company formed in 1994, which operated a GSM mobile network in Lebanon in accordance with a Build, Operate and Transfer contract (BOT) granted by the Lebanese government in June 1994. A similar contract was also granted to a competitor company, Libancell.

On June 14, 2001, the Lebanese government terminated the BOT contracts with FTML and its competitor in advance of term. The termination took effect on August 31, 2002. From that date, pursuant to the law of June 1, 2002, the revenues of the sector belong to the Lebanese State. Before that date, the Lebanese government had considered that the operators had not complied with certain clauses in their BOT contracts and in April 2000, had issued a payment notice to both companies claiming US$300 million in provisional compensation. FTML rejected these allegations in arbitration proceedings at the International Chamber of Commerce (ICC). On June 20, 2002, FTML and its parent company FTMI, applied for arbitration against the Lebanese government for illegal dispossession, without prompt and adequate indemnity and without fair and equitable treatment. This claim was heard in front of an ad hoc arbitration tribunal, constituted under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments and in accordance with the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL).

On December 14, 2002, FTML and the Lebanese government signed a contract relating to the transfer of ownership of the network and its assets from FTML to the Lebanese State. The transfer of ownership took place on February 10, 2003 with retroactive effect from August 31, 2002. The transfer contract provides that all claims by the parties – and not only those already lodged with the ICC – will be submitted to and judged by the ad hoc arbitration tribunal already dealing with the claims of FTML and FTMI. Consequently, the ICC arbitration procedure commenced by FTML in 2000 ended on February 10, 2003.

On August 14, 2002, FTML and the Lebanese government signed a “Network Custody and Operation” contract under which FTML would operate the network, on behalf of the State, from September 1, 2002 to January 31, 2003. The contract was extended several times and terminated on May 31, 2004. At the same time, in February 2004, the Lebanese government launched a new procedure – following cancellation of the previous procedure – to award two mobile telephony licenses or a management contract for the two existing networks, in which Orange participated. On April 8, 2004, the Lebanese government ratified the outcome of the tendering process following which the management of the networks operated by FTML and Libancell was transferred to, respectively, the Detecon/FAL Holding consortium and MTC as from June 1.

As part of the arbitration procedure initiated under the bilateral Franco-Lebanese convention for the encouragement and reciprocal protection of investments, and in accordance with the UNCITRAL arbitration rules, FTML and FTMI valued their claims against the Lebanese government at May 15, 2003 at around US$952 million plus interest, under the assumption of a BOT contract termination on December 31, 2012, on the understanding that the arbitrators would make the final determination of the length of the extension of the BOT contract based on frequency pollution. In September 2003, the Lebanese government notified the parties that it was claiming around US$1,445 million for breach of the BOT contract.

At the procedural hearings which took place between March 29 and April 8, 2004, the Lebanese government specified that this amount did not include the US$300 million claimed under the recovery mandate (“mandat de recouvrement”) issued in April 2000 as it considered that the arbitration tribunal did not have jurisdiction to determine the validity of that notice.

The arbitration decision is expected in the first quarter of 2005.

•	A settlement agreement was signed with the minority shareholders of Orange A/S in Denmark on April 27, 2004. This agreement resulted, on the one hand, in the full and final settlement of all outstanding claims brought before the Danish courts and the International Chamber of Commerce, and on the other, in the transfer of the 32.77% interest held by minority shareholders to Orange, as well as the termination of the shareholders’ agreement and of all other such agreements in existence. Orange paid an amount of €47.5 million in respect of this settlement (see also Note 28).

•	A settlement agreement was signed on March 23, 2004 by Orange and its partners in the capital of 3G Infrastructure Services (“3Gis”), ending all outstanding litigation, including two arbitration proceedings before the Arbitration Institute of the Stockholm Chamber of Commerce, initiated by Orange Sverige AB and 3Gis, respectively. Furthermore, in accordance with the settlement agreement, all of the contracts relating to 3Gis in force between the parties were deemed to have terminated and Orange paid 3Gis a total of SEK 562 million (€62 million). However, as the sale of Orange’s license to Svenska UMTS Licens II A.B had not been approved by the Swedish regulator and given the fact that this disposal gain was included in the calculation of the sum paid by Orange, an amount of SEK 50 million (i.e; €5.5 million) was paid back to Orange.

•	TP SA and Danish Great Northern Telegraph Company (DPTG) signed a contract in 1991 for the construction of a fiber optic network in Poland, with revenues to be split between the parties until January 2009. A disagreement exists between the parties as to the basis for calculating this split, and an arbitration procedure was commenced in June 2001 by DPTG against TP SA. At December 31, 2004, DPTG was claiming an amount of €218 million plus interest corresponding to the period up to June 30, 2002, and had asked the Arbitration Tribunal to determine the revenues due for the period thereafter. An expert inquiry is currently in progress, and the outcome of this procedure cannot be determined at present.

•	At the same time as the decision was handed down by a Polish Commercial Court within the scope of bankruptcy proceedings relating to Wirtualna Polska (see Note 28), Wirtualna Polska’s minority shareholders initiated a number of civil proceedings against TP SA, TP Internet and a number of corporate officers from these companies and from Wirtualna Polska. Based on the documents presented to the court by the minority shareholders within the scope of these bankruptcy proceedings, the prosecutor’s office in Gdansk launched an inquiry relating to alleged acts committed by corporate officers of Wirtualna Polska. This inquiry is currently in progress. However, at this stage, no charges have been brought against any of those involved in the proceedings.

The minority shareholders of Wirtualna Polska have also lodged a claim with the Court of Arbitration of the Polish Chamber of Commerce to obtain the right to exercise ahead of term the put option granted by TP Internet on their shares in Wirtualna Polska. They are alleging that TP SA launched an Internet portal competing with the portal set up by Wirtualna Polska, and therefore breached a non-competition clause in the shareholders’ agreement. They are claiming a price of US$66.40 for each of their 873,485 Wirtualna Polska shares. TP Internet however considers that the early exercise of the option is not justified.

NOTE 34 - RELATED PARTY TRANSACTIONS

34.1  Directors’ compensation

Year ended December 31, 2004
(in euros)
Short-term benefits excluding employer social security payments (1)	12,436,448
Employer social security payments on short-term benefits	5 421 993
Post-employment benefits (2)	1,062,073
Other long-term benefits (3)	0
Termination benefits	0
Share-based compensation (4)	2,731,445

(1)	Gross salaries, compensation, bonuses, attendance fees and non-monetary benefits, excluding employer social security payments, profit-sharing, incentive bonuses and employer contributions. Including €230,451 in respect of incentive bonuses, profit-sharing and employer contributions.

(2)	Service cost

(3)	Deferred compensation

(4)	Expense recorded in the income statement in respect of stock option plans and employee share offers.

Directors include persons who are, or were during the 2004 fiscal year, a member of the Board of Directors or Executive Committee of France Telecom SA.

Thierry Breton waived his right to receive attendance fees.

34.2	Related party transactions

The related party transactions summarized below mainly concern material transactions carried out in the ordinary course of business with associates and companies in which the Chairman of France Telecom’s Board of Directors is a member of the Board of Directors, Supervisory Board or Executive Committee. Telecommunications services provided to French governmental authorities, which are one of France Telecom’s largest customers, as well as those to its various regional and local authorities, are provided at market prices.

	Year ended December 31, 2004
(in millions of euros)	Receivables	Payables	Sales of goods and services	Purchases of goods and services
Tower Participations SAS	6	16	11	(62)
AXA	6	4	21	(14)
Thomson	16	4	16	(15)

NOTE 35 – SUBSEQUENT EVENTS

In addition to events described elsewhere herein, the principal subsequent events occurred until September 29, 2005 are the following:

•	Disposal of TDF

On January 27, 2005, pursuant to an agreement entered into on November 8, 2004, France Telecom sold its interest in Tower Participations SAS for an amount of €400 million (see Notes 32.2.2.2, “Commitments to acquire and sell securities” and 32.2.2.3, “Commitments relating to additional purchase consideration and sharing of capital gains”).

•	Disposal of Intelsat

On January 28, 2005, Intelsat announced the finalization of its merger with Zeus Holding. The funds will be made available to the shareholders in exchange for their share certificates in February 2005. As part of this operation, France Telecom is selling its entire interest in Intelsat (5.4%) for an amount of US$164 million.

•	Kulczyk Holding/Tele Invest (see Note 32)

As part of the agreement signed on October 4, 2004 between France Telecom and Kulczyk Holding, Kulczyk Holding undertook that its subsidiary, Tele Invest II, would exercise its put option on its 3.57% interest in TP SA between January 10 and January 15, 2005. In accordance with this commitment, Tele Invest II exercised this option on January 10, 2005 and the share transfer took place on January 17, 2005 at a price of €350.2 million.

•	Equant

On January 22, 2005, France Telecom made a proposal to the Supervisory and Management Boards of Equant NV, a company listed on the Paris and New York stock exchanges, to purchase all of the assets and liabilities of Equant NV for an amount of €1,231 million, including €564 million corresponding to the portion not held by France Telecom. This amount would be increased by the sums to be paid to holders of Equant NV stock options granted to the employees of the Equant group. Following the acquisition, the proceeds of the sale would be distributed in cash to Equant shareholders (subject to withholding taxes and any other applicable duties and taxes). Following the distribution of the sale proceeds, Equant NV would be delisted and dissolved. In the context of this transaction, France Telecom indicated that its objective was to acquire all of Equant’s businesses and not to proceed with a sale.

France Telecom’s proposal would allow it to speed up the implementation of its strategy to become an integrated operator on the B2B market, and France Telecom estimates that the implementation of the transaction would offer a long-term solution to the structural challenges faced by Equant as an independent entity.

This transaction is currently the subject of negotiations between France Telecom and Equant NV. The completion of the transaction is subject to the approval of Equant’s Management and Supervisory Boards, including the unanimous approval of its independent members, as well as the shareholders of Equant NV, voting in an Extraordinary Shareholders’ Meeting (scheduled for May 2005) subject to simple majority voting rules, France Telecom having the right to vote.

The Association for the Defense of Minority Shareholders (ADAM) has announced that it sent a letter to the French Stock Exchange Regulatory Authority (Autorité des marchés financiers – AMF) on January 31, 2005 asking them to specify the extent to which the French rules relating to public offers apply to this transaction.

Despite a better-than-expected cash position at the end of 2004, the continuing decline in Equant’s results forecasted in 2005 and subsequent years has prompted the latter to request a US$250 million credit line from France Telecom to enable it to meet its financing requirements up to 2006. This credit line was put in place on February 9, 2005.

•	Orange Dominicana

On January 31, 2005, Orange’s co-shareholder in Orange Dominicana SA, CVI, notified that it intended to exercise the put option on its 14% interest (see Note 32). Pursuant to the agreements, the exercise price will be determined by an independent bank.

•	Orange France

Up to December 31, 2004, French mobile telephone operators did not rebill (products and services) termination fees on mobile- to-mobile calls. As from January 1, 2005, further to interconnection agreements signed by operators, these fees will be rebilled, leading to a corresponding increase in revenues from traffic and interconnection costs for Orange France.

•	Share offer to France Telecom employees

Following the September 7, 2004 sale by the French State of 267.7 million France Telecom shares, representing 10.85% of the Company’s capital, the State launched a share offer pursuant to the law of August 6, 1986 on privatization, reserved for employees and former employees of the France Telecom Group. The share offer related to 29.7 million shares, representing 10% of the total number of shares sold.

The share offer was approved by the French Stock Exchange Regulatory Authority (Autorité des marchés financiers – AMF) on November 15, 2004 under visa no. 04 -895. The shares were offered at a unit price of €15.24, corresponding to 80% of the sale price of France Telecom shares under the private placement with investors (i.e. €19.05 per share).

The subscription period ran from December 1 to December 13, 2004. At the end of this period, 28.7 million shares had been purchased. The shares were delivered and paid for on January 20, 2005.

•	Favorable opinion issued by ART in relation to France Telecom’s request for pricing changes

On February 3, 2005, the French Telecommunications Regulatory Authority (Autorité de Régulation des Télécommunications – ART) found in favor of France Telecom’s request concerning certain pricing changes. The changes, effective as from March 3, 2005, concern an increase in the main subscription charge, connection fees, and fees for accessing information services, and a reduction of social subscription fees and local and national call charges (change in cost per minute, merging of regional (“Tarifs de voisinages”) and local charge bands and replacement of call credit by a connection fee). In its favorable opinion dated January 21, 2005, the ART set out certain conditions relating to the publication of a reference offer by France Telecom for the sale of its subscription offering on a wholesale basis, a reduction in access fees for unbundling services, a reduction in the recurring monthly total unbundling fee, and the quality of unbundling services. France Telecom has confirmed that it will comply with these conditions.

NOTE 36 - LIST OF CONSOLIDATED COMPANIES AND ASSOCIATES AT DECEMBER 31, 2004

The main changes in consolidation scope in the year ended December 31, 2004 are set out in Notes 5 and 16. This presentation covers the principal legal holdings.

Company		Country
France Telecom SA	Parent company	France

Personal Communication Services

Fully consolidated companies

Company	% interest	% control	Country
Orange International Developments	100.00%	100.00%	Bahamas
Mobistar	50.37%	50.37%	Belgium
Mobistar Affiliates	50.37%	100.00%	Belgium
Mobistar Corporate Solutions	50.37%	100.00%	Belgium
Wirefree Services Belgium	100.00%	100.00%	Belgium
Orange Botswana	51.00%	51.00%	Botswana
Orange Cameroon	100.00%	100.00%	Cameroon
Orange Côte d’Ivoire	85.00%	85.00%	Ivory Coast
Orange Holding A/S	100.00%	100.00%	Denmark
Orange A/S	100.00%	100.00%	Denmark
Orange World Services	100.00%	100.00%	Denmark
Wirefree Services Denmark	100.00%	100.00%	Denmark
Orange Services US	100.00%	100.00%	USA
Orange Ventures 1	100.00%	100.00%	USA
Orange World	100.00%	100.00%	USA
FCC Récolte	100.00%	100.00%	France
Mobile et Permission	100.00%	100.00%	France
Orange SA	100.00%	100.00%	France
Orange Caraïbes	100.00%	100.00%	France
Orange France	100.00%	100.00%	France
Orange International SAS	100.00%	100.00%	France
Orange Réunion	100.00%	100.00%	France
Orange Réunion Invest	100.00%	100.00%	France
Orange Supports & Consulting	100.00%	100.00%	France
Rapp 6	100.00%	100.00%	France
TELSEA Investments	60.80%	75.50%	Mauritius

FTM Liban	67.00%	67.00%	Lebanon
Orange Madagascar	40.07%	65.90%	Madagascar
VOXTEL	53.86%	54.90%	Moldova
Castle Worldwide Finance	100.00%	100.00%	Netherlands
Orange International BV	100.00%	100.00%	Netherlands
Orange Nederland NV	100.00%	100.00%	Netherlands
Orange Retail BV	100.00%	100.00%	Netherlands
Wirefree Services Nederland	100.00%	100.00%	Netherlands
PTK Centertel	65.35%	100.00%	Poland
Orange Dominicana	86.00%	86.00%	Dominican Republic
Orange Romania	73.27%	73.27%	Romania
Ananova	100.00%	100.00%	UK
Orange Retail Ltd	100.00%	100.00%	UK
Orange 3G	100.00%	100.00%	UK
Orange Holdings	100.00%	100.00%	UK
Orange plc	100.00%	100.00%	UK
Orange Personal Communication Services	100.00%	100.00%	UK
Orange Brand Services Ltd	100.00%	100.00%	UK
Orange Cellular Services	100.00%	100.00%	UK
Orange Direct	100.00%	100.00%	UK
Orange Global	100.00%	100.00%	UK
Orange Holdings and subsidiaries	100.00%	100.00%	UK
Orange Ocean	100.00%	100.00%	UK
Orange Overseas Holdings No. 2 and subsidiaries	100.00%	100.00%	UK
Orange Paging	100.00%	100.00%	UK
The Point Telecommunications	100.00%	100.00%	UK
Orange Slovakia Services Ltd	100.00%	100.00%	UK
Orange Ventures Management	100.00%	100.00%	UK
Orangedot	100.00%	100.00%	UK
Trust of receivables Orange	100.00%	100.00%	UK
Orange Slovensko	63.88%	63.88%	Slovakia
Orange Sverige	100.00%	100.00%	Sweden
Orange Communications SA (“OCH”)	100.00%	100.00%	Switzerland

Proportionally consolidated companies

Company	% interest	% control	Country
Irisnet	25.19%	50.00%	Belgium
Egyptian Company for Mobile Services (ECMS)	36.36%	51.03%	Egypt
Mobinil for Telecommunications	71.25%	71.25%	Egypt
Mobinil Invest	36.36%	71.25%	Egypt
Mobinil Services	36.33%	71.25%	Egypt
DARTY France Télécom	50.00%	50.00%	France
Cell Plus	40.00%	40.00%	Mauritius
Mobilecom	35.20%	40.00%	Jordan
Ikatel	29.63%	70.00%	Mali
Rann BV	50.00%	50.00%	Netherlands
Sonatel Mobiles	42.33%	42.33%	Senegal

Home Communication Services

Fully consolidated companies

Company	% interest	% control	Country
FT Deutschland GmbH	100.00%	100.00%	Germany
FTMSC GmbH	100.00%	100.00%	Germany
Sofrecom consultora	100.00%	100.00%	Argentina
Atlas Services Belgium	100.00%	100.00%	Belgium
FT Network Services Canada	100.00%	100.00%	Canada
CI TELCOM	45.90%	51.00%	Ivory Coast
Atlas Services Denmark	100.00%	100.00%	Denmark
Autocity Network	96.34%	96.34%	Spain
Catalana	75.00%	75.00%	Spain
Click Viajes	100.00%	100.00%	Spain
UNI2	100.00%	100.00%	Spain
Rincon del Vago	100.00%	100.00%	Spain
EresMas Inc	100.00%	100.00%	USA

FT Participations US	100.00%	100.00%	USA
FTLD USA	100.00%	100.00%	USA
FTP Holding	100.00%	100.00%	USA
Atrium 3	100.00%	100.00%	France
COGECOM	100.00%	100.00%	France
FCC Titricom 1.2	100.00%	100.00%	France
FCC Titricom 1.3	100.00%	100.00%	France
FCR Côte d’Ivoire	90.00%	90.00%	France
France Câble Radio	100.00%	100.00%	France
France Telecom EGT	100.00%	100.00%	France
Francetel	100.00%	100.00%	France
FT Câble	99.69%	99.69%	France
FT Câble Atlantique	99.69%	100.00%	France
FT Capital Development	100.00%	100.00%	France
FT Développement International	100.00%	100.00%	France
FT Encaissements	99.99%	99.99%	France
FT IMMO	100.00%	100.00%	France
FT IMMO Gestion	100.00%	100.00%	France
FT IMMO GL	100.00%	100.00%	France
FT IMMO Holding	100.00%	100.00%	France
FT Marine	100.00%	100.00%	France
FT Mobiles International	100.00%	100.00%	France
FT Services	100.00%	100.00%	France
FT Terminaux	100.00%	100.00%	France
FT/FCR Sénégal	100.00%	100.00%	France
FTMSC	100.00%	100.00%	France
GIE Innovacom	57.62%	57.62%	France
Immobilière FT	100.00%	100.00%	France
Marcopoly	100.00%	100.00%	France
Nordnet	100.00%	100.00%	France
Orange Distribution	100.00%	100.00%	France
Orange Promotions	100.00%	100.00%	France
Rapp 26	100.00%	100.00%	France
RAPP-FIN1	100.00%	100.00%	France
Régie T France	100.00%	100.00%	France
SOFRECOM	100.00%	100.00%	France
Solicia	100.00%	100.00%	France
TDCOM	100.00%	100.00%	France
TPSA Eurofinance France SA.	47.50%	100.00%	France
Viaccess	100.00%	100.00%	France
Wanadoo E-Merchant	100.00%	100.00%	France

w-HA	100.00%	100.00%	France
FT Network Services Hong-Kong	100.00%	100.00%	Hong Kong
Chamarel Marine Services	100.00%	100.00%	Mauritius
Rimcom	100.00%	100.00%	Mauritius
FTLD Japan	100.00%	100.00%	Japan
Global One Comm. Network	100.00%	100.00%	Japan
JIT CO	88.00%	88.00%	Jordan
Régie T Mexico	75.00%	75.00%	Mexico
FT Network Services Norway AS	100.00%	100.00%	Norway
Dutchtone Group	100.00%	100.00%	Netherlands
FT Services Nederland	100.00%	100.00%	Netherlands
FTMSC BV	100.00%	100.00%	Netherlands
TFN	100.00%	100.00%	Netherlands
Wanadoo International NL	100.00%	100.00%	Netherlands
Wanadoo Nederland	100.00%	100.00%	Netherlands
Contact Center SP. z o.o.	47.50%	100.00%	Poland
TP Edukacja i Wypoczynek	47.50%	100.00%	Poland
Incenti	24.22%	51.00%	Poland
ORE	47.50%	100.00%	Poland
OTO Lublin	47.50%	100.00%	Poland
Parkiet Media	47.24%	99.45%	Poland
Tele Invest II	100.00%	100.00%	Poland
TP EmiTel	47.50%	100.00%	Poland
TP Internet and subsidiaries	47.50%	100.00%	Poland
TP Invest and subsidiaries	47.50%	100.00%	Poland
TP SA	47.50%	47.50%	Poland
TP SA Eurofinance	47.50%	100.00%	Poland
TP SA Finance	47.50%	100.00%	Poland
TP Sircom	47.50%	100.00%	Poland
TP Teltech	47.50%	100.00%	Poland
TPDiTel	47.50%	100.00%	Poland
Freeserve Servicos de Internet	100.00%	100.00%	Portugal
FTLD-Czech	100.00%	100.00%	Czech Republic
F3B Property Company	100.00%	100.00%	UK
Freeserve Auctions Ltd	100.00%	100.00%	UK
Freeserve holding	100.00%	100.00%	UK
Freeserve Investment	100.00%	100.00%	UK
FT Network Services UK	100.00%	100.00%	UK
FT Participations UK	100.00%	100.00%	UK
Icircle	100.00%	100.00%	UK
Intracus	100.00%	100.00%	UK

Freeserve.com	100.00%	100.00%	UK
FT Network Services Singapore	100.00%	100.00%	Singapore
FT Network Services Sweden	100.00%	100.00%	Sweden
FT Network Services Switzerland SA	100.00%	100.00%	Switzerland
FCR Vietnam PTE Ltd	74.00%	74.00%	Vietnam

Proportionally consolidated companies

Company	% interest	% control	Country
DT-FT Italian Holding GmbH	50.00%	50.00%	Germany
Telecom Mauritius	40.00%	40.00%	Mauritius
Telecom Plus	58.00%	70.00%	Mauritius
JTC	35.20%	40.00%	Jordan
Sonatel	42.33%	42.33%	Senegal

Associates (consolidated by the equity method)

Company	% interest	% control	Country
Europortal jumpy	50.00%	50.00%	Spain
Bluebird Participations France	20.00%	20.00%	France
FT1CI	21.00%	21.00%	France
Tahiti Nui Telecom	34.00%	34.00%	France
Clix	43.33%	43.33%	Portugal
NOVIS	43.33%	43.33%	Portugal

Enterprise Communication Services

Fully consolidated companies

Company	% interest	% control	Country
Equant NV	54.13%	54.13%	Netherlands
Equant Finance BV	54.13%	100.00%	Netherlands
EGN BV and subsidiaries	54.13%	100.00%	Netherlands
Equant SA and subsidiaries	54.13%	100.00%	France
Equant Holdings US and subsidiaries	54.13%	100.00%	US
Equant Integration Services SA	54.13%	100.00%	Switzerland
Etrali Allemagne	100.00%	100.00%	Germany
Etrali SA Espagne	100.00%	100.00%	Spain
Etrali North America	100.00%	100.00%	USA
FT Corporate Solutions	100.00%	100.00%	USA
Globecast NA	100.00%	100.00%	USA
Almerys	64.00%	64.00%	France
CVF	89.00%	89.00%	France
Etrali France	100.00%	100.00%	France
Etrali SA	100.00%	100.00%	France
Expertel Consulting	100.00%	100.00%	France
Expertel FM	100.00%	100.00%	France
Globecast France	100.00%	100.00%	France
Globecast Holding	100.00%	100.00%	France
Globecast Reportages	100.00%	100.00%	France
INTELMATIQUE	100.00%	100.00%	France
Sétib	99.99%	99.99%	France
Telefact	69.53%	69.53%	France
Transpac	100.00%	100.00%	France
Etrali HK	100.00%	100.00%	Hong Kong
Etrali SRL	100.00%	100.00%	Italy
Globecast Italie	100.00%	100.00%	Italy
Etrali KK	100.00%	100.00%	Japan
Newsforce and subsidaries	100.00%	100.00%	Netherlands
Etrali UK	100.00%	100.00%	UK
Globecast NE	100.00%	100.00%	UK
Etrali Singapore Pte	100.00%	100.00%	Singapore
Globecast Asie	100.00%	100.00%	Singapore
Etrali Suisse	100.00%	100.00%	Switzerland

Proportionally consolidated companies

Company	% interest	% control	Country
Globecast Australia	50.00%	50.00%	Australia
Globecast Espana SL	50.72%	50.72%	Spain

Associates (accounted for by the equity method)

Company	% interest	% control	Country
Tower Participations SAS and subsidiaries	35.98%	35.98%	France

Directories

Fully consolidated companies

Company	% interest	% control	Country
QDQ Media	62.00%	100.00%	Spain
Kompass France	62.00%	100.00%	France
Mappy	62.00%	100.00%	France
Pages jaunes	62.00%	62.00%	France
Wanadoo Data	62.00%	100.00%	France

Associates (accounted for by the equity method)

Company	% interest	% control	Country
SG Euro Directory	62.00%	100.00%	France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 3, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information